Exhibit 99.1

Stock Code: 1928 ENVIRONMENTAL SOCIAL AND GOVERNANCE REPORT 2022 This ESG Report is printed on recycled paper using soy ink

2 SANDS CHINA ESG REPORT 2022 SANDS CHINA IN 2022 Named to the Dow Jones Sustainability Indices (DJSI) DJSI World for the first year and DJSI Asia Pacific for the second consecutive year in 2022 Included in the FTSE4Good Index Series, which recognizes companies demonstrating strong environmental, social and governance practices and performance With the recertification of Sands Macao in 2022, all certified Sands China hotels are Green Hotel Award Gold recipients In 2022, recognized by The Chinese University of Hong Kong (CUHK)’s Business Sustainability Indices, earning at Top 10 ranking in the Greater China Hotel Business Sustainability Index with the additional distinction of being named a pace-setter in the index. Sands China also achieved Top 20 in the Greater China Business Sustainability Index, 9th in the Greater Bay Area Business Sustainability Index and 9th in the Hong Kong Business Sustainability Index CONTENTS 3 In 2022, recognized by The Chinese University of Hong Kong (CUHK)’s Business Sustainability Indices, earning at Top 10 ranking in the Greater China Hotel Business Sustainability Index with the additional distinction of being named a Pace-setter in the index. Sands China also achiev3 Message from Our President 4 Who We Are 5 Value Creation 6 Our Strategy 8 Our Performance 10 Environment 20 Social 38 Governance 46 Panoramic View 48 Property Spotlight 50 Appendix Unless otherwise indicated, capitalized terms used but not defined here in shall have meaning ascribed to them in our 2022 Annual Report. In case of any inconsistency between the English version and the Chinese version, the English version shall prevail. The Parisian macao®

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 3 MESSAGE FROM OUR PRESIDENT Dear Stakeholders, I am delighted to present Sands China’s 2022 Environmental, Social and Governance (ESG) Report. This report highlights our sustainability achievements in the past year, one in which we once again navigated a range of challenges associated with the COVID-19 Pandemic. Thankfully however, Macao is now on the road to recovery. Since the beginning of the COVID-19 Pandemic in March 2020, Sands China has continued to strive to honor its social responsibility and we have remained resilient throughout this period of time. We hold great optimism and excitement for the future with the award of our gaming concession for another 10 years. We are thankful for the guidance of the Macao government over the past 20 years and look forward to being part of this next exciting chapter in Macao’s history in the next decade and beyond. The year 2022 marks the second year of the 2021-2025 cycle of our Sands ECO360 global sustainability strategy, which guides our efforts to minimize environmental impact, promote conservation practices and operate sustainably in our region. We have set measurable targets and ambitions by structuring strategies around our three corporate responsibility pillars: People, Community and Planet. We are proud to see Sands China’s sustainability efforts being recognized by global and regional sustainability indices. For the first time, we are named in the DJSI World Index and have earned a repeat appearance in the DJSI Asia Pacific Index. We are also recognized by CUHK’s Business Sustainability Indices (BSI), earning rankings in four of its indices in 2022, including a Top 10 ranking in the Greater China Hotel Business Sustainability Index with the additional distinction of being named a Pacesetter in the index. As we enter into the middle of our 5-year cycle working toward our 2025 ambitions, our greenhouse gas emissions remain well below prior benchmarks. We are progressing well with goals in workforce development and volunteering, as we aim to deliver 7 million hours of workforce development training and engage in 110,000 hours of volunteerism. Focusing on our Planet pillar, our efforts to prevent, rescue and divert food waste have resulted in an increase of our campus-wide diversion over 12% through initiatives such as our food waste digestion program and the expansion of the Winnow AI tracking system that measures food waste in real time and enables adjustments to menus and production levels. Additionally, we are taking steps to formalize a comprehensive strategy for biodiversity – a topic of emerging importance as reflected in our materiality assessment. These and other achievements have helped create partnership opportunities, including the signing of a memorandum of understanding with the Macau Fair & Trade Association to mark our joint commitment to promoting and strengthening the sustainable development of the convention and exhibition industry in Macao. That collaboration led to a significant milestone for the Company and for Macao – the holding of Macao’s first carbon neutral exhibition, the 2022 MIECF (Macao International Environmental Co-operation Forum & Exhibition), at The Venetian Macao’s Cotai Expo. Our People pillar inspires us to maintain and strengthen our investment into our workforce, with the aim of providing meaningful and long-term career opportunities to our team members. We have created a range of new programs to support hospitality education and upskilling of the local workforce, delivering 3.97 million training hours since 2021. We continue to extend our culture of diversity, equity and inclusion to the wider community through our philanthropic work. Our long-term support of the Macau Special Olympics’ Healthy Athletes Program, through donations and volunteering, has led Sands China to be become the only integrated resort operator worldwide to receive the Golisano Health Leadership Award from the Special Olympics. We continue to uphold our responsibility to promote a safe and responsible gaming environment by implementing the latest Responsible Gaming Indicators from the Macao government, and we are pleased that The Venetian Macao Casino and The Londoner Casino were pioneers in becoming the first in Macao to be recognized by the government as “Responsible Gambling Model Units.” Inspired by our Community pillar, we have continued our support to the wider community to overcome the challenges brought by COVID-19. In 2022, our team members provided over 116,000 service hours at Nucleic Acid Test testing stations and 2.4 million hours supporting quarantine and medical observation related operations in our hotels. In addition to our efforts to combat COVID-19, supporting small and medium enterprises (SMEs) remained one of our primary focus areas in 2022, demonstrated by initiatives such as the annual Sands Shopping Carnival which aim to increase SMEs’ exposure and support their sales. Our corporate governance structure is defined and overseen by our Board, with our senior executives spearheading execution of and accountability to the Board’s defined standards and processes. In 2022, we integrated diversity criteria into our Board Diversity Policy and Nomination Policy, as set out in the Terms of Reference of the Nomination Committee, to comply with new requirements under the Listing Rules on diversity, and to align with the LVS Diversity Statement. The Board is assisted by the ESG Committee, who regularly receive ESG training, in fulfilling its oversight responsibilities with respect to our ESG issues, strategy and reporting. Moving forward, we believe Sands China is well positioned to capture new sustainability opportunities and adapt to the dynamic macro-environment. We are prepared to overcome many challenges as we strive to continually improve our transparency, ensure the alignment of stakeholder expectations, and fulfill our 2025 targets. We look forward to returning to full service capacity in Macao and working with our stakeholders to accelerate our sustainability journey. On behalf of the Board of Directors and management, I invite you to read more about our commitment to sustaining our region as an ideal place to live, work and visit, and our progress during 2022. We look forward to your continuous support, engagement and partnership in the years ahead. D R . WI LFRED WONG President of Sands China Ltd.

4
SANDS CHINA ESG REPORT 2022

WHO WE ARE

With a portfolio of iconic properties, Sands China Ltd. ("Sands China" or the "Company"), a subsidiary of Las Vegas Sands Corp. ("LVS") (NYSE: LVS), is the leading developer, owner and operator of integrated resorts and casinos in Macao. Our properties feature richly diverse and compelling offers, including luxury accommodation, a wide array of entertainment attractions and state-of-the-art meeting and convention facilities.

Our resorts in Macao attract millions of visitors annually, sustain thousands of jobs, provide financial opportunities for local businesses and invest significant resources in keeping our community strong.

Sands China Ltd., a company incorporated in the Cayman Islands on July 15, 2009 as an exempted company with limited liability, the Shares of which are listed on the Main Board of the Stock Exchange[1] and, except where the context otherwise requires, all of its subsidiaries, or where the context refers to the time before it became the holding company of its present subsidiaries, its present subsidiaries. When used in the context of gaming operations or the Concession "we", "us" or "our" refers exclusively to Venetian Macau Limited.

OUR PURPOSE

Create positive impact through valuable leisure and business tourism, contributing economic benefits to our community and making our region an ideal place to live, work and visit

OUR MISSION

Develop and operate iconic integrated resorts that drive leisure and business tourism through sustainable business practices

OUR VALUES

- Dedication to impeccable service
- Excellence in business performance
- Innovation by challenging conventional thinking in the hospitality industry
- Fairness, honesty and a strong code of ethics
- Sustainability for People, Community and Planet

US$1.61B
Total net revenues

5
Integrated resorts

24,503
Team members

12,392
Hotel rooms and suites[2]

1.7M
Sq. ft. of MICE space

146
Restaurants

2.1M
Sq. ft. of retail malls

26,351
Entertainment seats


Macao
5 integrated resorts

1 "Stock Exchange" refers to The Stock Exchange of Hong Kong Limited.
2 Including 19 ultra-exclusive Paiza Mansions

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 5 68% Local hiring 52% Workforce with 10 years of service 2.29M Hours invested in team member development US$659M Spend with SMEs and local business US$17M Sustainable spend US$5.8M Invested in energy efficiency projects US$515M Gaming tax paid US$1.9M Charitable giving 127,151 Hours of service to the community VALU E CREATION Sands China has attracted valuable leisure and business travel to our community, generating significant economic benefit through tourism revenue and jobs, and business opportunities for local suppliers and small and medium enterprises. These contributions are further strengthened by an unwavering commitment to the pillars of our corporate responsibility strategy – helping our People thrive, keeping our Community strong and protecting our Planet. PLANET We work to minimize our impact on the environment with a deep commitment to diligent stewardship of natural resources and preservation of local ecosystems. PEOPLE We create a pathway to prosperity with stable jobs, a roadmap for advancement and opportunities for business success. We deliver value to our guests through amazing travel experiences, impeccable service and a welcome environment for all. COMMUNITY We help build a foundation for economic strength and vitality in our region through philanthropic investments, capacity-building programs and volunteer resources.

6 SANDS CHINA ESG REPORT 2022 OUR STRATEGY Sands China’s corporate responsibility platform represents our unique approach to addressing ESG issues most material to our business, community and key stakeholders. With defined strategies supporting each platform pillar, we are firmly dedicated to being an ESG leader committed to our People, Community and Planet. Environment We protect our Planet by minimizing environmental impact. Social We promote the wellbeing of our People by striving to be the employer and partner of choice in Macao. We better our Community with unwavering dedication to helping keep our region strong. Governance We commit to the highest standards of professional conduct and corporate governance. TEAM MEMBERS MEETINGS, EVENTS AND ENTERTAINMENT RESORT MANAGEMENT AND OPERATIONS BUILDING DESIGN AND DEVELOPMENT Human Rights Respect fundamental rights and freedoms to our team members, suppliers and guests Low Carbon Transition Advance energy efficiency and renewable solutions to address climate change Water Stewardship Protect, conserve and reuse water resources Waste Promote reduction, reuse and recycling of products and materials Plastic and Packaging Address high-volume plastic items, single-use disposables and packaging Sourcing Increase purchasing of sustainable products and services PLANET Minimize our environmental impact

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 7 SUPPLIERS AND PARTNERS Workforce Development Empower career and business growth to promote prosperity and create a thriving local industry Diversity, Equity and Inclusion Provide a collaborative, equitable environment for all and opportunities for under-represented groups Health, Safety and Wellbeing Protect physical security and promote overall wellness PEOPLE Be the employer and partner of choice GUESTS Responsible Gaming and Financial Crime Prevention Ensure safeguards and protocols for responsible, ethical and lawful behavior CORPORATE GIVING Hardship Relief Invest in solutions to create resiliency for people in need Local Business and Partner Development Support the success of small-and-medium enterprises, nonprofits and diverse organizations Disaster Response and Preparedness Provide aid and assist in community crisis planning Education Advance learning and mentorship opportunities to remove barriers and build the workforce of the future Cultural and Natural Heritage Preserve regional assets and ecology to promote sustainable tourism CAPACITY BUILDING VOLUNTEERISM COMMUNITY Keep our region strong GOVERNANCE Commit to the highest standards of professional and business conduct

8 SANDS CHAINA EGS REPORT 2022 OUR PERFORMANCE Measuring and reporting ESG performance is a crucial element of our strategy. As we approach the mid-point of our five-year reporting cycle, we are pleased to present our progress toward our 2025 ambitions and targets. Our performance and historical trends are reflective of our portfolio in 2022, including operations in our five integrated resorts. 2025 P I L L A R A M B I T I O N S P L AN E T Absolute Emissions, Scope 1 and 2 (MT CO2e) 2025 Target: 17.5% from 2018 Baseline 800,000 748,135 744,246, 700,000 600,000 508,985 500,000 439,620 -56% 400,000 332,317 From baseline1 300,000 200,000 100,000 0 2018 2019 2020 2021 2022 PEOPLE Workforce Development 2025 Target: 7 Million hours in workforce development training2 2021 2022: 3.97M hours 2025 Target: 7M hours COMMUNITY Volunteer Hours 2025 Target: 110,000 Volunteer hours 2021 2022: 172,296 hours3 2025 Target: 110,000 hours 1 The operational downturn associated with the global COVID-19 Pandemic impacted this result 2 Including hotel partners 3 Increased number of volunteer hours due to support for community-wide NAT program. We are looking to set a new 2025 ambition for team member volunteering

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 9 2025 TARGETS ENVIRONMENT Waste Diversion 2025 Target: Increase in operational diversion rate to 20% 20% 15% 10% 5% 0% 12% 2018 15% 2019 13% 2021 14% 2022 14% of operational waste is diverted1 Food Waste Diversion (Campus-wide) 2025 Target: 12% of food waste campus wide is prevented, rescued or diverted 15% 10% 5% 0% 6% 2018 6% 2019 6% 2020 6% 2021 12% 2022 12% of food wasted campus-wide is prevented, rescued or diverted Water Use 2025 Target: 3% in potable water use per active sq. ft. from 2019 Baseline 60.0 40.0 20.0 0.0 54 56 33 38 36 -36% from baseline Plastic and Packaging 2025 Target: 100% Sands China-branded water bottles are reusable or made from sustainable materials 100% 80% 60% 40% 20% 0% 0% 2018 0% 2019 2% 2020 49% 2021 69% 2022 69% sands China-branded waster bottles have sustainable solutions SOCIAL Representation of Women in Management2 2025 Target: 45% representation of women 0% 20% 40% 60% 43% 2019 45% 2020 45% 2021 45% 2022 45% Representation of Women in Junior Management3 2025 Target: 47% representation of women 60% 45% 45% 46% 46% 40% 20% 46% Representation 0% 2019 2020 2021 2022 GOVERNANCE 2022 Board Representation 8 Board Members 4 Independent Directors (50%) 1 Director who is a woman (13%) Spend with SMEs in Macao 30% 20% 10% 0 19% 2019 18% 2020 21% 2021 25% 2022 25% SME spend Spend with Local Suppliers4 100% 80% 60% 40% 20% 0 78% 2019 89% 2020 91% 2021 89% 2022 Local spend 1 The operational downturn associated with the global pandemic impacted this result. 2 Includes managers, directors, vice presidents and above. 3 Includes assistant manager to senior manager positions. 4 Local is defined by region as Macao.

SANDS CHINA ESG REPORT 2022 10 ENVIRONMENT PLANET Our commitment to the environment is an integral part of our business. The Sands ECO360 global sustainability program guides responsible development and management of our resorts, and drives sustainable operations, conservation practices and eco-friendly initiatives that minimize our environmental impact. Garden Suite at Londoner Court

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 11 PLANET Through our focus areas in building design and development, resort management and operations, and meetings, events and entertainment, we are committed to addressing five core environmental topics identified through our materiality assessment: low-carbon transition, waste, plastic and packaging, sourcing, and water stewardship. As practices in preserving biodiversity continue to evolve, we have also been developing and refining our approach to focus on the most relevant priorities and outcomes. AREAS OF FOCUS Building Design and Development We incorporate environmentally conscious features, technologies and processes from the ground up to ensure we preserve resources and mitigate harm to the local ecology. Resort Management and Operations We aim for continuous improvement in sustainability throughout our resorts’ life cycles, with ongoing enhancement of our processes and integration of new technologies and best practices. Meetings, Events and Entertainment We curate experiences with environmental responsibility, attendee wellness and community impact in mind through a holistic approach that covers every step of our client engagements. MATERIAL TOPICS Low-Carbon Transition Advance energy efficiency and renewable solutions to address climate change Waste Promote reduction, reuse and recycling of products and materials Plastic and Packaging Address high-volume plastic items, single-use disposables and packaging Sourcing Increase purchasing of sustainable products and services Water Stewardship Protect, conserve and reuse water resources Biodiversity1 Reduce deforestation, protect marine environments and preserve natural ecology UN SDG ALIGNMENT Clean Water and Sanitation Affordable and Clean Energy Responsible Consumption and Production Life Below Water 1 Biodiversity is an emerging topic that previously has been addressed under other material topics; we are in the process of formulating our approach.

12 SANDS CHINA ESG REPORT 2022

APPROACH

Led by Sands ECO360, we have developed a series of sustainability initiatives to address our core topics. These strategic and systematic efforts ensure we minimize environmental impact, preserve natural resources and achieve our commitment to protecting the planet.

LOW-CARBON TRANSITION

Energy Efficiency
Design buildings that conserve electricity and deploy new technologies to reduce energy consumption during ongoing operations

Renewable Energy
Seek out renewable energy solutions, including on-site solar thermal and solar photovoltaic systems and renewable energy credits

Transportation
Transition guest shuttle buses to electric and clean-fuel sources and leverage carbon offsets for hard-to-decarbonize air and ferry travel

WATER STEWARDSHIP

Water Efficiency
Upgrade fixtures and systems, enact water-conservation policies and encourage sensible water usage

Water Reuse
Increase use of non-potable water for landscaping, restrooms, cooling towers and other uses

Ecosystems
Partner with regional water champions to reinvigorate biodiverse ecosystems, increase resiliency, engage community and leverage water technologies

PLASTIC & PACKAGING

Single-Use Disposables
Replace single-use products with sustainable alternatives and transition to reuse models where possible

Packaging
Reduce the environmental footprint of primary, secondary and tertiary packaging in our operations

SOURCING

Sustainable Food
Source eco-friendly ingredients and provide sustainable cuisine in restaurants through menu offerings curated with the planet and biodiversity in mind

Building Development and Renovation
Integrate energy-saving technologies and environmentally preferred products and materials

Resort Operations
Explore sustainable options for incorporation in our business processes and the guest experience

WASTE

Food Waste
Tackle one of our largest waste streams through prevention, donation and diversion

Construction Waste
Responsibly handle construction waste from new developments, remodels and renovations

Operational Waste
Recycle whenever possible and find opportunities to reduce waste generation


RESORT MANAGEMENT AND OPERATIONS
BUILDING DESIGN AND DEVELOPMENT
MEETINGS, EVENTS AND ENTERTAINMENT
PEOPLE
PLANET
COMMUNITY

PROGRAMS



SANDS ECO360

The Sands ECO360 global sustainability program guides our efforts to minimize environmental impact and promote sustainable practices.



SANDS CHINA ECOTRACKER

Our internal project management tool tracks the progress of efficiency and optimization projects against our Sands ECO360 goals.



THE DROP BY DROP PROJECT

This innovative initiative repurposes our water savings into water-stewardship investments in our local community.

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 13 LOW- CARB ON TRANSITION Guided by our science-based emissions reduction target and the ambitions of the United Nations Paris Agreement, our low-carbon transition strategy focuses on reducing our climate impact through energy efficiency, renewable energy and conversion to low-emission vehicles. AT A GLANCE PILLAR Planet APPROACH Low-Carbon Transition Energy Efficiency Deploy energy conservation projects and innovative technologies Renewable Energy Utilize on-site and off-site renewable energy generation and renewable energy certificates (RECs) Transportation Transition to low-emission vehicles and expand electric vehicle (EV) charging infrastructure 2025 TARGET 17.5% Scope 1 and 2 emissions reduction from a 2018 baseline 1 202 2 PERFORMANCE 1 56% Reduction from baseline Achieved Our integrated resorts provide a wide range of amenities under a single roof, with sizable requirements for lighting, cooling and heating our facilities, and for transporting our guests. In 2022, the COVID-19 Pandemic continued to impact visitation volumes, resulting in energy consumption and greenhouse gas emissions (GHG) to remain at lower-than-baseline levels. In addition, operation of the Cotai Water Jet service between Hong Kong and Macao was suspended throughout 2022, resulting in historically low GHG emissions from marine fuel. Despite these reductions, business is anticipated to return to pre-pandemic levels, increasing energy consumption. In addition, expansion of our properties’ amenities and the installation of additional EV charging stations and intelligent devices also will bring a corresponding increase in electricity usage. We will need to continue to find ways to balance premium resort guest expectations and escalating energy requirements with our commitment to a low-carbon future. We remain dedicated to the proven energy conservation strategies we have deployed, while exploring new ways to address this dynamic environment. We understand this transition requires working with multiple stakeholders, and extending energy management outside of our organization is an area where we have tremendous opportunity. We have plans to work on several priorities such as exploring carbon emissions reduction associated with items sourced from our suppliers, assisting MICE clients with carbon-neutral events and collaborating with retail and restaurant tenants to address their energy usage. Accomplishments In undertaking emissions reduction initiatives, we must account for the complex systems required to operate facilities of our magnitude. Our energy and electrification projects are wide-ranging and diverse, exemplifying our long-standing and comprehensive plan for energy management. Energy Efficiency: In 2022, we installed high efficiency LED lights to reduce energy usage in nearly 2,155 rooms. We also addressed legacy, hard-to-convert incandescent and fluorescent lights, installing LED lighting in the arena washrooms to replace the existing 630 fluorescent bulbs. LED lamps now represent 99% of our total lighting. At The Plaza Macao we replaced the existing heat pumps and boiler system with new high-temperature heat pumps. The new system is capable of supplying 80°C hot water at high efficiency and reducing operating costs, as well as completely removing the reliance on the boilers which used Liquefied Petroleum Gas. Renewable Energy: Our commitment to renewable energy continued in 2022, with 115,000 MWh of renewable energy purchased from hydro and wind farms and 81 MWh generated at our hybrid solar thermal plant. Transportation: We also continue to make progress on EV transition. We have 21 EV charger units installed across all our properties providing charging for electric vehicles and motorcycles. In 2022, we also added six range-extended electric taxis at The Londoner Macao. SANDS MACAO RECEIVED GOLD AWARD In recognition of our continuous effort on improving building energy performance, Sands Macao was awarded the Macao Green Hotel Gold Award. Committed to reducing its environmental impact, Sands Macao implemented a number of key energy-saving measures including the replacement of variable-speed chillers and electronically commutated fan motors to higher-efficiency models and conversion of our Company owned hotel shuttle fleet alternative fuel sources. All our certified hotels are now recipients of the Macao Green Hotel Gold Award. PARTNERING TO ACHIEVE MACAO’S FIRST CARBON NEUTRAL EXHIBITION Sands China has signed a memorandum of understanding (MOU) with Macau Fair & Trade Association (MFTA) to mark our joint commitment to promoting and strengthening the sustainable development of the convention and exhibition industry in Macao. The Green Development and Carbon Neutrality MOU calls for cooperative efforts to promote green development, carbon neutrality, and alignment with the vision of “Building a Green Macau with Low Carbon Footprint” stated in the Environmental Protection Planning of Macao. More information and data on Low-Carbon Transition can be found in the Appendix on pages 57-59. 1 The operational downturn associated with the global pandemic impacted this result.

14 SANDS CHINA ESG REPORT WASTE 14 Addressing the many forms of waste is a critical component of our environmental strategy to conserve resources. Our primary focus is on managing our largest waste streams, which are in the areas of food service, operations and construction. AT A GLANCE PILLAR Planet APPROACH Waste Food Waste Prevent, rescue and divert food from the general waste stream Operational Waste Reduce waste generation and recycle when possible Construction Waste Responsibly manage waste from new developments, remodels and renovations 2025 TARGETS Food waste diversion (campus-wide) 12% Increase operational diversion rate to 20% 2022 PERFORMANCE1 12% of food waste campus wide is prevented, rescued or diverted Achieved 14% Operational waste is diverted On track COMMUNITY FRIDGE DONATION As part of our commitment to rescue surplus food, Sands China began a new initiative to support the Macao Community Fridge project. The Community Fridge, host by the Macao ECOnscious Association and set up at the Catholic Pastoral Center, provides a space where anyone can drop off food that is then shared with those less fortunate. Starting from March 2022, Sands China’s restaurants, namely The Residence and Churchill’s Table, as well as The Londoner Macao’s in-suite dining operation, joined the initiative by donating excess pastry and bakery items. Due to the success of the project, the donation frequency was increased from one to three times per week in September 2022. By the end of 2022, over US$3,968 worth of food was provided to those in need. Factors associated with the COVID-19 Pandemic continued to impact our progress toward our operational waste targets, with an essentially flat diversion rate at 14%. This was primarily influenced by the use of The Sheraton Grand Macao and The Parisian Macao as quarantine and medical observation facilities throughout the year. Operating requirements associated with this and other pandemic related measures included the prohibition of recycling waste for medical observation and quarantine facilities, the suspension of on-site recycling services, and the increased use of disposable takeaway containers in the hotels and team member restaurants. Despite this we were able to successfully maintained our diversion rate. We continue to face challenges in finding solutions to recycle used playing cards after export market limitations halted recycling of this complex material in 2020. During the last quarter of 2022 we were able to restart the recycling of our playing cards. Our rate of food waste prevention, rescue and diversion has continued to improve. Since 2018, we have increased our food waste recovery by over 12%, thanks to processes and programs in our kitchens and restaurants, and continued scaling up of artificial intelligence (AI) technology and food waste digesters throughout our resorts to further reduce our food waste. Accomplishments The range of methods we adopt to divert waste from landfills demonstrates a methodical and thoughtful approach to managing our three primary waste streams. Operational Waste We have been evolving our waste management program for more than a decade, which has included segregating paper, plastic, metal, aluminum, cardboard and glass commodity categories. Some areas of our operations, however, require customization due to their unique attributes and space constraints. In response, Sands China coordinated a variety of tailored recycling activities involving guests and team members for seasonal items such as mooncake boxes and Chinese New Year red packets. We collected a total of 189kg mooncake boxes and red packets from all our properties for recycling. Managing paper usage was another key focus area in 2022, with initiatives to track and reduce printing. Through managed printing services, we expanded our managed printing program to our offices in Hong Kong and Zhuhai. In addition, three Sands China properties installed extra hand dryers, eliminating around 390kg of tissue per month and 5 metric tons per year. 1 The operational downturn associated with the global pandemic impacted this result.

15 INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX Prevention: Avoiding or reducing food waste generation is a foundational step. For the first time since the program’s inception in 2020, all five Sands China properties met their quarterly plate waste reduction targets, enabling team members to earn special reward dishes in the team member restaurants. Food Rescue: Our strategy to donate recovered food continues to benefit people and causes in our community. • Sands China successfully piloted and established an initiative to donate bread and pastry items to the Macau ECOnscious Community Fridge Project, which helps people in need. • Diversion: We continue to increase capacity for treating food waste in all areas of our resorts. • Sands China expanded its food waste digestion program to nine Company-owned food outlets and is working with five leased restaurants to implement on- and off-site digestion programs. Data Collection and Measurement: In addition to our standard reporting procedures, we track and measure food waste in real time, enabling adjustments in production and menu creation. • Sands China added four new Winnow AI trackers at two guest restaurants—Feast and Belcanção—complementing the ten systems already in place in our team member restaurants. More information and data on Waste can be found in the Appendix on pages 60- 61. 60 PREVENTING FOOD WASTE IN TEAM MEMBER RESTAURANTS Through joint efforts between the Sustainability team, chefs and team members, Sands China is using insights and analysis to reduce food waste in its team member restaurants. Leveraging Winnow AI systems and a comprehensive study to assess plate waste, chefs were able to reduce food waste while improving team member satisfaction by adjusting food serving temperatures and providing smaller portions for salads, vegetables and other limited items. In addition, improving communication and signage at dining entrances and continuing plate-waste reduction challenges educated team members about this topic. The combination of research and education has contributed to significant progress in reducing food waste while enhancing the team member dining experience. Team member engagement is another way we ensure our operational waste management goals are met. We provide departmental training and incentives, conduct special recycling campaigns and host programs to build critical knowledge and influence behavior. In 2022, we undertook initiatives with partner Green Future to launch a recycling education program for team members, and to strengthen community awareness about proper recycling at the 2022 Sands Shopping Carnival, Macao’s largest mass retail event. As a result, more than 3,200kg of recyclables (mostly cardboard paper) were collected at the carnival. Construction Waste In 2022, Sands China tackled waste in its retail space with a new process to collect, recycle and resell material from tenant renovations, which resulted in 49,809kg of material diverted from landfill. Food Waste We control the sources of food waste with strategies for prevention, rescue and diversion from landfill, and our management plan incorporates technology, processes, training and measurement to tackle food waste from all angles.

16 SANDS CHINA ESG REPORT 2022

PLASTIC AND PACKAGING

We are committed to eliminating the use of unnecessary plastics and packaging wherever possible, transitioning to reuse systems and replacing materials with renewable and sustainable alternatives.

AT A GLANCE

PILLAR

Planet

APPROACH

Plastic and Packaging

- **Single-Use Plastics**
  Replace disposable products with more sustainable alternatives
- **Packaging**
  Lessen the footprint of primary, secondary and tertiary packaging

2025 TARGET

100%

Sands China-branded water bottles incorporating sustainable solutions

2022 PERFORMANCE[1]

69%

Incorporating sustainable solutions

On track



ONE BIN OFFICE CHALLENGE TO ELIMINATE PLASTIC BAG USE

In line with our Sands ECO360 strategy for a plastic-free future and to promote and disseminate proper recycling practices, we established the "One Bin Office Challenge". Business units were encouraged to remove individual deskside waste bins and instead to locate bins for recycling in one centralized location. This initiative has helped eliminate the plastic bags used in individual deskside bins, while also encouraging team members to rethink how they use and recycle common office resources. A total of 103 offices participated in the challenge, resulting in the removal of 74% percent, or 1,127, of office bins, and a monthly wastage prevention of over 26,535 plastic bags, contributing to the reduction of plastic use and the increase of Sands China's recycling potential.

Plastic and packaging are ubiquitous in all facets of daily life. While we understand that their elimination is critical to conserving natural resources and protecting ocean health, reduction or replacement is uniquely challenging in our business operations as we start to emerge from a COVID-19 environment. Our strategy to reduce reliance on plastic and packaging, and create sustainable alternatives for instances where we cannot reduce, involves a variety of avenues, most notably our initial goal to incorporate sustainable solutions in 100% of Sands China-branded water bottles. We are committed to doing more by exploring alternative options for single-use disposables, such as aluminum cans and reuse systems, as well as removing extra packaging wherever possible.

62 More information and data on **Plastic and Packaging** can be found in the Appendix on page 62.

Accomplishments

While the convenience and cost-effectiveness of single-use plastic and packaging has entrenched their place in our society, we continue to leverage our eliminate, reuse, replace and recycle strategy to tackle this area using a life cycle-based approach.

Amenities: We are in the process of replacing single use amenity bottles with refillable bottles in our hotels, marrying guest preferences and luxury feel with sustainable solutions. We have transitioned to bulk bottles for shampoo, body wash and conditioners at the Conrad Macao and have begun trial of wall-mounted bathroom amenities at The Venetian Macao, The Londoner Macao and The Parisian Macao. Other initiatives include eliminating secondary packaging and materials in guest rooms, replacing plastic toothbrushes with bamboo alternatives certified by the Forest Stewardship Council (FSC) and using plant-based wrapping on bathroom amenities as needed.

Plastic Bags: We have taken steps to reduce the use of plastic bags, such as through the use of umbrella dryers to eliminate use of plastic rain covers. We also initiated the One Bin Office Challenge, which encourages team members to eliminate individual waste containers in offices and cubicles. Consolidating waste into receptacles in common areas will eliminate more than 318,420 plastic bags annually. Also, in 2022, and in partnership with the Environmental Protection Bureau (DSPA), we continued to donate the money collected from the plastic bag surcharge levied from customers against the purchase of a plastic bag at our retail shops.

Plastic Free: We continue to explore plastic free alternatives for our minibars and dry amenities. In 2019, we removed all plastic straws across our owned food and beverage operations preceding the Macao government's ban on the import of disposable plastic straws and stir sticks effective this past year. In 2022, we removed the toothbrush plastic packaging in The Venetian Macao and The Parisian Macao hotel rooms, and worked with our vendors to remove the plastic cover from the Pringles potato chip containers in our minibars.

[1] The operational downturn associated with the global pandemic impacted this result.

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 17 SOURCING In striving for sustainability with the thousands of goods and services we procure, our aim is to select products, packaging and suppliers that have a positive impact on the environment and our community. AT A GLANCE PILLAR Planet APPROACH Sourcing Sustainable Food Source ingredients friendly to the environment and biodiversity Building Development and Renovation Integrate energy-saving and eco-conscious products and materials Resort Operations Incorporate sustainable options into business processes and the guest experience To maximize our effectiveness, we prioritize large spend categories, combined with an assessment of meaningful sustainable impact and clear environmental criteria. Each category has its own unique requirements and ever-changing dynamics, compounded by the fact that many products are made of a mix of materials with their own ecological and social considerations. US$996,097 Sustainable seafood sourced 24% Sustainable coffee, tea and beverages sourced 80% Sustainable table and bed linens sourced 42% Sustainable paper and wood products sourced As a result, procurement strategies are constantly evolving to address the latest sustainable guidelines and supply availability. For example, changing developments with sustainable seafood certified by the Marine Stewardship Council (MSC) and Aquaculture Stewardship Council (ASC) requires ongoing monitoring. In late 2022, the MSC certificate for lobster sourced from the Gulf of Maine was suspended due to the negative impact of the fishery on North Atlantic right whales. In 2022, we started to search for alternatives of sustainable Boston lobster. These circumstances affected our sustainable spend, while reduced resort visitation has continued to alter purchasing and impose budgetary restrictions, making sustainable sourcing more difficult in 2022. Accomplishments Our procurement team incorporates emerging sustainability requirements into purchasing guides for a variety of products relevant to our business, including seafood, vegetables, coffee, tea, lighting, paints and paper. Seafood: We integrate sustainable seafood products from menu creation and ingredient selection to final sourcing, continuously working with our chefs to develop sustainable dishes and procure certified seafood. We rely on trusted certifications such as MSC and ASC to ensure our purchases are from well-managed and sustainable fisheries that protect the marine environment. In June 2022, The Londoner Macao’s Churchill’s Table restaurant expanded the number of sustainably sourced menu options in celebration of United Nations World Oceans Day. Our culinary team launched three finely crafted seafood dishes featuring sustainably and responsibly sourced, farmed and harvested ingredients. While enjoying a feast of ocean-friendly flavorful seafood, our guests gain a better understanding of marine conservation and are encouraged to make educated choices which contribute to protecting our oceans. Further information on ocean health can be found in Biodiversity on page 19. Plant-Based Alternatives: Beyond our seafood scope, another focus is to source products that support wellness while reducing our carbon footprint. As a result, we are expanding plant-based and alternative-protein dish offerings at restaurants and team member restaurants. This past year, we introduced Omni-meat in our team member restaurants, resulting in the procurement of 471kg of plant-based protein in 2022. Additionally, The Manor restaurant at The St. Regis Macao offered a six-course “Celebrate Sustainability” menu in 2022 that included organic and sustainably sourced ingredients, with a selection of organic, biodynamic and sustainable wines. STRENGTHENING SE AFO OD SUSTAINABILIT Y Since 2020, Sands China has been a member of the Hong Kong Sustainable Seafood Coalition (HKSSC), demonstrating our commitment to marine conservation, sustainable seafood programs and dissemination of good sourcing practices. We continue to align our fish and seafood sourcing practices as per the HKSSC Sourcing Code, a voluntary code of conduct for responsible fish and seafood sourcing that aims to tackle pressing issues such as illegal, unregulated, and unreported (IUU) fishing; overfishing; traceability; harmful fish farming practices; and risks to human health, among others. As a member of the HKSSC we have also committed to collect data from our suppliers to be able to better assess risks related to the sustainability and traceability of the seafood products we source. Through HKSSC working group meetings, Sands China has collaborated with other seafood buyers and sellers to develop a trusted seafood platform to be launched in 2023. The platform will help increase the availability of sustainable seafood supply, prevent seafood mislabeling by improving traceability and establish audit tools and rating systems aligned to the HKSSC codes. Additionally, we provide insights into supply chain challenges and support collective work to identify species level risks related to specific catch areas and country level aquaculture production. The resulting profiles are open source and provide valuable guidance on sourcing decisions. 63 More information and data on Sourcing can be found in the Appendix on page 63.

18 SANDS CHINA ESG REPORT 2022

WATER STEWARDSHIP

Our strategy to preserve one of the planet's most precious natural resources focuses on pursuing water efficiency, reuse and recycling, and protecting the water ecosystems surrounding our resorts. We are dedicated to using water wisely and safeguarding the waterways in our region.

AT A GLANCE

PILLAR

Planet

APPROACH

Water Stewardship

- **Water Efficiency**
  Upgrade fixtures and systems; enact water-conservation policies
- **Water Reuse**
  Increase use of non-potable water
- **Ecosystems**
  Engage local community to reinvigorate biodiverse ecosystems

2025 TARGET

3%

Reduction in potable water use per active square foot from a 2019 baseline

2022 PERFORMANCE[1]

36%

Reduction from baseline

Achieved

Water is one of the resources most critical to our business. From showers in hotel rooms and drinking fountains in offices to our 146 restaurants that use water to clean, cook and serve guests, water is integral to delivering service to all who enter our resorts. Further, water is fundamental to building operations, from cooling systems to landscaping.

Similar to energy, water consumption is strongly tied to guest visitation and hotel occupancy which have remained below normal levels last year due to the continuing impact of COVID-19. Preventative measures arising from this have seen an increase in practices that require more water for cleaning and sanitizing. Though water usage decreased by 36% in 2022, we remain vigilant in our strategies to conserve water and protect local waterways. Our pathway to future progress includes enhancing accountability, driving behavior change and exploring other advanced infrastructure solutions to improve efficiency and increase reclamation.

64 More information and data on **Water Stewardship** can be found in the Appendix on pages 64-65.

Accomplishments

While we target water conservation projects in all segments of our business and with the local community, we made marked headway in a few key areas this past year.

Internal Practices: Reducing the water footprint in our restaurants and hotel guest rooms was a key focus area. Efforts included integrating water-efficient fixtures and appliances and pinpointing areas for better water management. We continuously focus on rectifying water leakage to reduce water wastage.

Education and Engagement: We focus on educating our team members, suppliers and partners about our water conservation and engagement programs. These programs reverberate into our community thereby increasing awareness on water use as well as protecting local waterways. In support of World Environment Day, Sands China hosted its annual Green Products Roadshow, enabling team members to purchase eco-friendly products from local small and medium enterprises (SMEs), and which included 8 water-savings products for home use. We also provided free booth space for vendors to sell water-efficiency products at the annual Sands Shopping Carnival.



CATALYZING COMMUNITY WATER INITIATIVES

Sands China's unique collaboration with Clean the World on the Drop by Drop Project invests our water savings into local conservation programs via grants to environmental organizations. In 2022, third-year grant recipient University of Saint Joseph (USJ) Macao continued its Drop by Drop work to preserve local wetlands through community-based education and awareness activities, and scientific studies of mangroves' ability to sequester carbon and remove microplastics from freshwater and marine waterways.

To engage community members and assist teachers in educating students about the role mangroves play in ecological preservation, a mobile mangrove exhibition visited schools in Macao displaying the local mangrove system through scientific display boards, photographs, films, and interactive tank models. A two-part workshop for members of the local community was also conducted – the first part consisted of a lecture on the overview of the latest science over the sources, pathways, and effects of microplastics, while the second part consisted of a hands-on lab session for participants to extract and analyze microplastics from coastal sediment samples.

Additionally, USJ's annual mangrove planting supported by Sands China team members established 1,000 seedlings along the coast of Macao.

[1] The operational downturn associated with the global pandemic impacted this result.

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 19 Biodiversity loss has quickly risen to the top of sustainability agendas around the world. Many experts say it is one of the three most severe global risks following climate action failure and extreme weather. AT A GLANCE PILLAR Planet APPROAC H Biodiversity1 Deforestation Reduce key drivers of deforestation in our supply chain Ocean Health Protect marine environments and safeguard vulnerable species Nature Conservation Preserve ecology through environmental education and carbon offsets Biodiversity is an emerging topic that we have been addressing as part of our commitment to water stewardship, sourcing, and cultural and natural heritage. We are in the process of building a comprehensive biodiversity strategy by gaining understanding of the impacts and opportunities relating to three key realms - oceans, freshwater and land. Biodiversity-related initiatives already in place as part of other focus areas include our sustainable seafood program (see Sourcing on page 17) in which we have eliminated shark fin from our supply chain; the Drop by Drop Project which involves reinvigoration of local water ecosystems (see Water Stewardship on page 18); and engagement activities that bring team members into nature for greater understanding of their role in limiting biodiversity loss. US$1.7M FSC certified products sourced in 2022 24% Coffee and tea sourced sustainably including Rainforest Alliance certified To coalesce our biodiversity strategy, we plan to round out existing water and nature conservation programs by strengthening efforts to prevent deforestation. Our pathway necessitates identification of sustainable alternatives for palm oil and high-volume wood products, such as furniture and flooring. We are evaluating other deforestation hot spots in our supply chain, including the agriculture practices used to produce commodities like coffee, tea and chocolate. As we work to address these areas, our interim focus is on increasing purchases of FSC certified products for wood and paper. Accomplishments ADVANCING SCIENTIFIC UNDERSTANDING OF A CRITICAL COASTAL ASSET As part of the Drop by Drop program, Sands China supports the advancement of USJ scientific studies through funding and team members’ participation. In 2022, the USJ project team focused on studying the ability of mangroves to extract microplastics from the waterways. The research assessed the extent of microplastic presence in the wetlands and identified the specific role that mangrove trees play in microplastic entrapment and water purification so as to better understand the plastic pollution impacting Macao’s coastline. Sands China and the USJ project team organized the field research trips with local volunteers from schools, NGOs, and other interested parties to collect mangrove roots, sediment, and water samples for further research. This citizen-science-based study plays a significant role in raising awareness about coastal plastic pollution, and in mangroves’ microplastic entrapment and water purification abilities. We already are making progress in the foundational areas of our biodiversity strategy. Deforestation: By sourcing FSC certified products, we protect rainforests and old growth forests by ensuring wood and paper materials come from responsibly managed areas. In 2022, we sourced over US$1.7 million of FSC certified products including tissue and hand towels, paper plates, cups and napkins, coasters, bags, bamboo sticks and skewers, and some furniture and furnishings. We are now sourcing Nespresso coffee, which is produced using Rainforest Alliance endorsed practices for sustainable farming management and community resilience. Ocean Health: We continue to remove highly vulnerable ocean species from our seafood supply chain. See pages 55 and 66 in the Appendix for more information. Nature Conservation: The Community pillar of our corporate responsibility platform aims to preserve our regions’ natural heritage though environmental education and volunteerism for local conservation initiatives. See details in Cultural and Natural Heritage on page 36. 66 More information and data on Biodiversity can be found in the Appendix on page 66. 1 While not a formal focus in our strategy platform, biodiversity continues to emerge as a topic of importance in our materiality assessment (see page 54 and 55). We have been addressing biodiversity under several topic areas and are formulating our biodiversity approach for incorporation into our Planet pillar.

20 SANDS CHINA ESG REPORT 2022 SOCIAL PEOPLE AND COMMUNITY Among the people we engage with and the region where we operate, Sands China is known for more than just our iconic properties. We are a dedicated collaborator in building a strong local workforce, helping our partners be successful and working to make our community a great place to live, work and visit. Churchill’s Table at The Londoner Macao

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 21 PEOPLE We are committed to empowering and inspiring the thousands of team members who choose to work with us, being a strong partner to our valued suppliers and business colleagues, and providing the highest levels of service and excellence to the guests who patronize our properties. AREAS OF FOCUS Team Members We inspire our team members to reach their goals by delivering an outstanding work environment and the resources they need to thrive. Suppliers and Partners We work with our suppliers and partners to build mutually beneficial relationships that help them advance their businesses. Guests We are committed to earning the trust and loyalty of our guests by delivering outstanding service and amazing travel experiences. MATERIAL TOPICS Workforce Development Empower career and business growth to promote prosperity and create a thriving local industry Diversity, Equity and Inclusion Provide a collaborative, equitable environment for all and opportunities for underrepresented groups Health, Safety and Well-Being Protect physical security and promote overall wellness Human Rights Respect the fundamental rights and freedoms of our team members, suppliers and guests Responsible Gaming and Financial Crime Prevention Ensure safeguards and protocols for responsible, ethical and lawful behavior UN SDG ALIGNMENT Gender Equality Decent Work and Economic Growth Reduced Inequalities

22 SANDS CHINA ESG REPORT 2022 APPROACH We have a desire and a responsibility to build strong relationships with the people touched by our business. Our team members, suppliers, partners and guests are the foundation of Sands China, and we are committed to fostering their well-being, satisfaction and success. WORKFORCE DEVELOPMENT Team Member Advancement Help our people succeed through training and developing a strong physical, mental and social foundation Supplier Engagement Provide resources and tools that enable suppliers and partners to increase business opportunities Hospitality Education and Job Skills Support higher education and learning programs for hospitality professionals and the local labor pool HEALTH, SAFETY AND WELL-BEING Health Protection Uphold applicable laws and maintain stringent standards and protocols to ensure public health and safety Wellness Provide services to promote the overall well-being of our team members and guests RESPONSIBLE GAMING AND FINANCIAL CRIME PREVENTION Responsible Gaming Reduce problem gambling risk by helping our guests make informed choices Safeguards Enforce a zero-tolerance policy for illegal financial activity HUMAN RIGHTS Team Members and Other Workers Ensure the highest levels of ethics, fairness and protection for team members and contracted laborers Suppliers and Partners Maintain rigorous standards in our supply chain and business relationships Guests Safeguard against human trafficking and other infringements DIVERSITY, EQUITY AND INCLUSION Human Resources and Talent Management Foster an environment in which every team member can fully realize their potential Supplier Diversity and Inclusion Enhance opportunities and strengthen relationships with small, local and diverse businesses Community Investment Empower causes and organizations that help underrepresented groups Corporate Governance Provide the structure and guiding principles to achieve our desired outcomes Benchmarking and Communication Ensure transparency and accountability by clearly communicating values and progress TEAM MEMBERS SUPPLIERS AND PARTNERS GUESTS PLANET PEOPLE COMMUNITY PROGRAMS SANDS CHINA ACADEMY Our training and development program helps team members gain valuable job skills and advance their careers through a variety of learning opportunities spearheaded by our human resources group. SANDS CHINA F.I.T PROGRAM The Sands China F.I.T. (financial support, invitational matching, and training and development) program, led by our Procurement team, helps our local partners succeed. SANDS PROJECT PROTECT We have established a stringent set of safeguards and formalized initiatives to encourage responsible gaming, prevent financial crime and promote counter-trafficking measures.

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 23 WORK FORCE DEVELOPMENT We are committed to building a strong local workforce and creating meaningful career opportunities by advancing job skills, increasing earning power and supporting team members in achieving their professional and personal goals. Similarly, we work with our suppliers, especially small and medium enterprises (SMEs), and the local labor pool to build their capabilities through specialized programs hosted on our properties and with community partners. AT A GLANCE PILLAR People APPROACH Workforce Development Team Member Advancement Facilitate progression through job skills training, professional development and wellness activities Supplier Engagement Provide resources and tools to help our partners increase business opportunities Hospitality Education and Job Skills Support education and upskilling of the local workforce in our industry and region 2025 TARGET 7 Million Hours of workforce development training 2022 PERFORMANCE 3.97 Million Hours since 2021 On track As one of the hospitality industry’s greatest asset lies with its people, we are steadfast in our commitment to developing talent. In support of our 7 million training hours target in workforce development by 2025, we have established a number of core programs such as the Sands China Academy training and development program, the Sands China F.I.T. (Financial support, Invitational matching, and Training and development) program and other regional initiatives. In addition, we co-launched several new endeavors with community partners in 2022 such as local institutes, certain Macao government departments and regional training association. These include partnering with IFTM to co-launch an Integrated Resort Manager Program for high potentials in hotel operations to equip them with second job skills in F&B operations; partnering with government DSEDJ (Education and Youth Development bureau) to co-launch “The National and Regional Training under Macao Youth Professional Development Programme” for Enhancement of Comprehensive Management of Excellence Youth in Local Enterprises”; and partnering with Tea Art professionals’ Association of Macau to conduct a training for the SCL Butler team to obtain the Tea Master certificate issued by the Chinese National Qualification system. Sands China currently offers 20 talent-development programs along with educational sponsorships, vocational competitions and mentorships. Since 2021, we have invested 3.97 million training hours in workforce development, and we expect our contributions to continue to track towards our goal particularly as programs further ramp up in a post-pandemic environment. Accomplishments In 2022, we executed on a robust body of work to drive our workforce development goal forward through a wide range of initiatives to support team members, business partners, aspiring hospitality workers and the local employee-base. Team Member Upskill Program: This year, more than 1,568 team members participated in Sands China’s My Way program, one of the Company’s key initiatives for propelling job and career progression. Launched in 2016, the program has become a systematic, cross-departmental effort to provide team members with assistance in attaining secondary skill sets and exploring new career tracks, ultimately allowing them to transfer to areas that match their capabilities and interests. One key benefits of My Way is building job competencies and skills in areas that have relatively fewer opportunities for external training and job preparation, and this has been particularly powerful in providing pathways to higher-skilled corporate positions in finance, marketing and procurement. The Company also welcomed a new cohort into its Integrated Talent Development Program, which nurtures future leaders through a comprehensive management development program in partnership with the Macau University of Science and Technology. PROFESSIONAL EDUCATION VISIT TO THE GREATER BAY AREA As part of Sands China’s ongoing efforts to enhance team members’ professionalism, we organized an educational tour to Hengqin and Zhuhai for a group of 40 team members. The tour was organized to help our team members gain a deeper understanding of the ongoing development of the Guangdong-Macao In-Depth Cooperation Zone and learn how regional cooperation in the Greater Bay Area (GBA) can help promote the diversification of Macao’s economy. The group visited the Hengqin New Area Exhibition Hall, where they learned about Hengqin’s vision, overall planning, past developments, and future opportunities. They also toured the Macau Beer distillery in the Zhuhai Hi-Tech Zone, where the Macau Beer Company is leveraging the advantages of the two Greater Bay Area cities of Macao and Zhuhai, contributing to Macao’s diversification.

24 SANDS CHINA ESG REPORT 2022 Team members at The Londoner Macao participated in The Knowledge of Londoner Macao training, which was designed to cultivate brand ambassadors while building professional confidence, showcasing hidden talent, providing networking opportunities and fostering peer-to-peer acknowledgement. Inspired by the famous licensing exam to become a London Black Cab driver, the authentic British experience was the backdrop for the three-phase self-learning program. "The knowledge I learned from the program is very useful in my daily work, and guests have been amazed by how I direct and introduce the beauty of The Londoner Macao." BERNA PADONG JOSEPH, LONDONER MACAO CHURCHILL’S TABLE SUPPORTING TEAM MEMBERS’ POST CAREER TRANSITIONS Sands China’s Golden Age Programme continued to aid senior team members as they navigate post-career transitions since launching in 2020. This voluntary program offers comprehensive short-term, long-term and lifetime benefits. Participating team members work reduced hours for a three-month transition period and enjoy four extra annual check-ups. After the transition period, they receive financial support in addition to the provident fund including a One Time Special Golden Age Fund and a Golden Age Allowance over the next eighteen months to explore new personal interests. Participants also become Sands Golden Age Club members, allowing them to enjoy lifelong discounts and benefits the same as active team members. The Golden Age Programme featured eight events for programme participants in 2022. PROMOTING WORK-LIFE BALANCE AND FAMILY FUN Sands China has designed its wellness programs with a focus on the whole person, aiming to inspire happy team members and promote a family friendly environment to encourage optimum work performance, job satisfaction and a sense of belonging. As the Company continues evolving its initiatives to help team members become their best selves, programming has shifted to integrate the entire family, with a dual focus on fostering healthy work-life balance and engaging families in fun and meaningful activities. Efforts to protect and nurture family bonds have delivered positive impact in team member satisfaction, engagement and well-being. Highlights in 2022 included introduction of modified flexible work shifts that enable shortened work weeks, post-maternity scheduling benefits to help new mothers balance work and care for their newborns, and Happy 360, a month-long series of activities to encourage team members to develop a positive mindset and build a harmonious workplace. To promote family engagement, Sands China hosted events that enabled team members to enjoy experiences with their loved ones, such as The Venetian Macao’s 15th anniversary carnival day and a junior-chef workshop series in which parents and children learned to make seasonal recipes together. Business and Partner Development: In 2022, Sands China completed its 11th and 12th cohorts in the Sands Procurement Academy, a complimentary Macao SME training program focused on sharing practical business knowledge and helping participants gain skills to develop their businesses. The Academy provides Macao SMEs with tailor-made practical training modules presented by lecturers with diverse expertise in different core areas including logistics management, quality assurance, procurement contract basics, procurement process and system overview, the Sands Supplier Code of Conduct and Macao labor law fundamentals. The program has provided more than 7,000 training hours since 2017, and more than 450 suppliers have enrolled. In 2022, 80 participants graduated from the cohorts. From a local to global stage, we are committed to support transformation and expansion of local SMEs by providing them with the skills, knowledge and opportunities to grow into international brands. We have partnered with Vastcom Technology since 2014, and have supported the development of their workforce by providing practical business training, including management skills and global technology insights. Vastcom has grown from a small local SME into a multi-national company, and is now also working with our sister property Marina Bay Sands in Singapore. Also with the help of Sands China, Serene Garden, a local SME and as one of our major flower suppliers, increased its business capacity and work on large floral projects across our properties. The SME has increased its flower supply to our hotels by 10 times compared to 2007.

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 25 A new program in 2022, the Go from the Heart training initiative assisted partners affected by the pandemic slowdown in preparation for the return of business and the opening of The Londoner Macao. Aimed at improving emotional intelligence and strengthening empathy, the training for hotel and tourism practitioners demonstrated how to provide high-quality interactions to guests. GOLD AWARD FOR YOUTH EMPOWERMENT INITIATIVES Sands China’s City of Gourmet - Youth Development and Integration Programme was awarded the Pacific Asia Travel Association (PATA) Gold Awards 2022 in the Young Empowerment Initiative category. A 20-segment series designed to develop skills-based young talents, especially in the food and beverage industry, the programme inspires the young generation with various star chefs offering master chef classes and support spanning pre-employment, onboarding, and after employment. The programme also equips our team members with valuable on the job food and beverage skills helping them to be promoted to assistant managers within 18 months. In addition, 14 awards in Asia were also attained in the various fields of human capital programs and initiatives in 2022. Sands China hopes to help drive Macao’s economic growth to strengthen Macao’s positioning as a UNESCO Creative City of Gastronomy, World Centre of Tourism and Leisure, and Tourism Training Hub for the Greater Bay Area. I was attracted to join this program because of the horizontal career development opportunities and the opportunity to obtain international certifications in the F&B industry. In less than two years I have rotated through Chinese, Western, and Japanese restaurants, as well as the Catering Sales and Marketing department. CAROLINA LOU, ASSISTANT MANAGER OF HIRO Hospitality Education and Job Skills: This past year, we invested in a number of educational programs to provide pathways to careers in hospitality, as well as build skill sets for the local job market. Sands China also established a three-year Stage Technology and Event Production Course in collaboration with the Sino-Portuguese Vocational and Technical School beginning in the 2022-2023 school year. The unique program provides secondary school students with an unparalleled opportunity to learn about entertainment-related jobs, develop specific skill sets and create entertainment career pathways. Courses in production management, audio visual, lighting, costuming, prop management and scenic designs are augmented by professional guidance from Sands China experts and opportunities to practice at entertainment events in the Company’s resorts. Finally, Sands China continued its Ready, Get Set, Go! internship program with 122 students in 2022 and rounded out the experience with group projects in event planning, video production and copywriting. In addition, the New Start employment seminar, co-organized with Macao’s Labour Affairs Bureau, helped local job seekers explore career possibilities, polish their interview skills and find opportunities through on-site job matching. 69 More information and data on Workforce Development, including labor and wage information, can be found in the Appendix on pages 69-71. EXPLO RING HOSPITALITY CAREERS The new Go! Explore the Infinity of Sands China program provided local secondary and tertiary students in Macao with a valuable opportunity to discover potential paths in the hospitality and tourism industry. Aimed at strengthening career planning knowledge and fostering interest in the integrated resort industry, the program attracted 601 diverse students for in-depth introductions and immersive experiences with eight core Sands China departments: front office, concierge, e-commerce, housekeeping, facilities, food and beverage, recreation and floral operations. Students also gained useful job-hunting skills through workshops in which they participated in mock interviews, worked on resume writing and learned presentation skills.

26 SANDS CHINA ESG REPORT 2022 DIVERSITY, EQUITY AND INCLUSION We believe that integrating diverse perspectives and promoting inclusiveness inspires positive outcomes in our community. Our diversity, equity and inclusion (DEI) initiatives target the most relevant issues and specific populations in our region with the goal of removing systemic barriers and advancing underrepresented groups. AT A GLANCE PILLAR People APPROACH Diversity, Equity and Inclusion Human Resources and Talent Management Foster an environment in which every team member can fully realize their potential Supplier Diversity and Inclusion Enhance opportunities and strengthen relationships with small, local and diverse businesses Community Investment Empower causes and organizations that help underrepresented groups overcome barriers Corporate Governance Provide the structure and guiding principles to achieve our desired outcomes Benchmarking and Communication Ensure transparency and accountability by clearly communicating values and progress 2025 Targets 45% Representation of women in management 47% Representation of women in junior management 2022 Performance 45% Representation of women in management Achieved 46% Representation of women in junior management On track We are dedicated to creating a diverse and inclusive culture that spans all areas of the team member journey, and which is interwoven into our engagements with business and community partners. We continue to advance our approach in five critical areas of focus: human resources and talent management, supplier engagement, community outreach, corporate governance, and benchmarking and communication. With respect to our 2025 targets for female representation, we continued to match our 2021 performance, with 45% female representation in management and 46% female representation in junior management at the end of 2022. In addition, we have increased female representation in senior management to 38%. Accomplishments In 2022, we supplemented our compliance led discrimination training with new initiatives to promote awareness and education on DEI-related topics. Team Member Programs: We are committed to being a leader in advocating for gender equality and women’s empowerment, and one of our approaches is to provide an equitable workplace that safeguards the rights of our female team members. In 2022, Sands China introduced new benefits for women returning from maternity leave, which include providing an hour off at the beginning or end of shifts for 30 days after return to help with childcare. These new benefits are the first among Macao integrated resort operators, and aim to offer flexibility to mothers who may face unpredictable physical issues during the early stages of returning to work. Additionally, Sands China is developing a Returnship Program targeting women who have resigned from employment due to life events and personal circumstances. The Company has surveyed more than 100 women to understand the challenges that spurred their departures and the difficulties they face in returning to work. Finally, we strive to build an equal and happy workplace for over 13,000 of our female team members by celebrating gender diversity at work. In honor of International Women’s Day 2022 on March 8, our executives and senior management presented 4,500 soap flowers to our female team members to show appreciation for their contribution and celebrate their achievement at Sands China. Supplier and Community Engagement: Sands China’s external DEI efforts are largely focused on providing opportunities and advancing success for SMEs, which is spearheaded by the Company’s Local Small, Medium and Micro Suppliers Support Programme. Through this initiative, we provide comprehensive assistance to help SMEs, micro-enterprises, Macao young entrepreneurs and “Made-in-Macao” businesses be competitive in sourcing opportunities within Sands China and in the Macao community. Also, in 2022 we invited the Fuhong Society of Macau to hold two experience workshops for Sands Cares Ambassadors in 2022, providing firsthand experience to our Ambassadors on the difficulties that people with special needs face daily. Through activities such as wheelchair experience, white cane experience and Dining in the Dark, our Sands Cares Ambassadors developed a better understanding of the needs of people with disabilities and their caregivers. 72 More information and data on Diversity, Equity and Inclusion can be found in the Appendix on pages 72-73.

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 27 MACAU SPECIAL OLYMPICS Since 2014, we have partnered with Macau Special Olympics (MSO) to support the Healthy Athletes Program through donation and volunteering. The program enables people with intellectual disabilities to undergo health screenings which inform care and treatment decisions, and to receive medical follow-up treatments as needed. During the past 8 years, Sands China has contributed US$199,251 to the Healthy Athletes Program which provided over 5,500 health screenings to more than 600 individuals. In addition to the financial contribution, we also provided extensive team member volunteer support to the program. Our Sands Cares Ambassadors often assist medical professionals in carrying out examinations during screening events and annual Health Check day. We believe the program not only improves health but also the quality of life of the individual’s entire family and reduces stress for their caretakers. In 2022, our long-term partnership with the MSO’s Healthy Athletes Program was recognized with a Golisano Health Leadership Award in recognition of our excellent work dedicated to creating a healthy and inclusive community for people with intellectual disabilities, and promoting equal access to healthcare and wellness. Sands China was the only integrated resort operator to receive the award. HUMAN RIGHTS We are firmly committed to protecting human rights and have a zero-tolerance policy for violations. Safeguards are fully integrated into our business through steadfast action to uphold the highest ethical standards. AT A GLANCE PILLAR People APPROACH Human Rights Team Members and Other Workers Ensure the highest levels of ethics, fairness and protection Suppliers and Partners Maintain rigorous standards in our supply chain and business relationships Guests Safeguard against human trafficking and other infringements Target Maintain a zero-tolerance policy for Human Rights violations 2022 Performance : 100% Achieved We have identified and are addressing salient human rights risks within our own operations in the areas of discrimination and harassment, and human trafficking. We also screen for human rights risk and perform due diligence with our suppliers and business partners in the areas of child labor, forced labor, human trafficking, remuneration, discrimination, harassment, freedom of association and collective bargaining. Accomplishments In 2022, training our people to remain abreast of current human rights requirements and protections was our primary activity. Human Rights Due Diligence: To prevent or mitigate adverse human rights impacts in our direct operations, we conduct proactive due diligence and comply with the United Nations Guiding Principles on Business and Human Rights (UNGP). Discrimination and harassment, and human trafficking remain prominent topics to address both in our direct operations and within our business relationships. We also encourage any person, including team members, to report any ethical concerns namely, but not limited to, harassment, discrimination or human trafficking, through several channels including via a Whistleblower Hotline, operated by a third party which protects the reporter’s anonymity if he/she wish so. Please see page 76-77 in the Appendix for details on our management approach to these topics. In addition, we have reviewed our material ESG issues for impacts relating to human rights. Further information can be found in the Appendix on page 76-77. Training: This past year, we updated our annual compliance training curriculum for all team members, which includes e-learning modules covering our Code of Business Conduct and Ethics and prevention practices for human trafficking and workplace discrimination.

28 SANDS CHINA ESG REPORT 2022 HEALTH , SAFETY AND WELL-BEING The physical and mental health of our team members, partners and guests is a key element of our People initiatives. We complement our rigorous safety practices by offering programs that promote overall well-being. AT A GLANCE PILLAR People APPROACH Health, Safety and Well-Being Health Protection Maintain stringent standards and protocols to ensure public health and safety Wellness Provide services to support the well-being of our team members and guests We remain committed to meeting and exceeding our legal obligations and fulfilling other health and safety requirements, such as ISO 45001 certification, with robust management systems across our portfolio. Health and safety considerations are fully integrated into business practices and Company culture so that we maintain a risk-based approach, while striving to continually improve performance. In 2022, our properties dealt with a mid-year closure and periodic service restrictions to comply with various government mandates around the COVID-19 Pandemic. As we look to 2023, we continue to evaluate key health and safety learnings from the pandemic and transform experiences for the overall health and well-being of everyone who enters our properties. Accomplishments Efforts in 2022 focused on pursuing certifications that uphold health and safety standards and expanding our wellness programming. Health Protection: All our properties obtained ISO 45001 certification for occupational health and safety management (OHS) to align with leading standards and help the resort achieve identified performance targets. In 2022, seven departments received the certification - food and beverage, procurement and supply chain, housekeeping, security, facilities, slot and table games. In total, 78% of team members are covered by an OHS management system that is ISO certified. To address COVID-19 border restrictions and health concerns, Sands China launched Macao’s first hybrid meeting space for meetings, incentives, conferences and exhibitions (MICE) clients at The Londoner Macao. The new extended reality studio, Smart Stage, offers professional, broadcast-quality live-streaming and hologram functionality to create engaging events and experiences that allow meeting and convention presenters to safely conduct events in virtual, hybrid or in-person formats. Sands China has established a comprehensive Occupational Safety and Health Management System which has progressively been incorporated into Company policies, daily operations and communications. A cross-departmental OSH Committee continues to oversee our work injury cases and management, using a variety of techniques including ISO certification, Kaizen systems, experience sharing, continuous education and management involvement. Work injury cases have decreased by 27% when compared to 2021. In November 2022, we launched Occupational Safety and Health (OSH) Month – an annual campaign to promote OSH activities in all properties. This year, aside from hosting a series of roadshows, seminars and workshops in aim to encourage our team members to raise their OSH awareness, develop a habit of regular exercise and healthy diet, we also launched a range of measures to increase team members’ attention to OSH & personal health concern. Wellness: Fostering a 360-degree approach to team member success is a significant component of our advancement efforts. As part of its ‘Better Self’ initiatives, Sands China rolled out the “my” series to enhance team member engagement and a sense of belonging including myFITNESS to encourage good habits for health, physical fitness and well-being; myLEISURE, a recreational space featuring a reading corner, sports games, karaoke, massage chairs and more; myTV, a Heart-of-House broadcast channel showing news, property information and leisure activities; and myDISCOUNT, which offers exclusive deals at more than 300 internal and external outlets in Macao and Greater China. INSPIRING MENTAL AND PHYSICAL HEALTH THROUGH ACTION “Happy 360” is a month-long series of activities as part of Sands China’s commitment to comprehensive care for team members’ physical and mental health, promoting the attitudes of positivity and proactivity among team members, and at the same time, raising awareness of the importance of self-care through a wide array of activities. The initiative utilizes the 5S model for emotions in a series of healthy activities including seminars, forums, lectures, roadshows, and wellness and parent-child activities to encourage team members to develop a positive mindset and put effort into building a happy workplace. In 2022, our team members participated in the 2022 physical fitness challenge and experience day hosted by the Macao Sports Bureau to promote the concept of “Sports for All – Let’s Exercise for a Better Health”. We also helped to look after the mental health of our team members by offering a support system that provides free remote or face-to-face counseling services, as well as a month-long series of stress management activities. A “Healthy Corner” is set up in our Heart of House area at all properties, where team members can self-monitor their body mass index, blood pressure, and pulse rate, and receive wellness tips. We have held workshops focusing on women’s health namely “Stay Ahead of Women’s Cancer”, delivered by a professional Practitioner and with over 60 female team members learning how to prevent cancer by performing regular self-exams.

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 29 RESPONSIBLE GAMING AND FINANCIAL CRIME PREVENTION To promote a safe and responsible environment at our resorts, we maintain a robust responsible gaming strategy and have invested significantly in policies and procedures to prevent illegal financial activity. AT A GLANCE PILLAR People APPROACH Responsible Gaming and Financial Crime Prevention Responsible Gaming Train team members, support guests and partner for education and research Safeguards Enforce a zero-tolerance policy for illegal financial activity 2025 Target 80,000 Hours Responsible gaming team member training 2022 Performance 19,854 hours Responsible gaming training since 2021 On track Our responsible gaming strategy aims to reduce gaming risk by helping people make informed choices, providing accessible and prominent signage and resources, and deploying a unique Responsible Gaming Ambassador programme. Accomplishments In 2022, we continued working to reduce gambling risk and ensure legal and ethical financial activity through informed practices and partnerships. Responsible Gaming: In 2022, The Venetian Macao and The Londoner Macao obtained the newly developed Macao-localized Responsible Gaming Indicator accreditation. We also hosted regular promotions, including a series of five Responsible Gaming Parent-Child events, which taught financial management and promoted the concept of responsible gaming to families and the community, including schools and local service organizations. In 2022, Sands China provided US$56,039 to four local organizations for responsible gaming and financial management roadshows, workshops, training and sharing sessions. Safeguards: In the area of financial crime prevention, we continued to make ongoing updates to our policies and procedures so that we remain on top of local regulations and industry practices. An anti-money laundering risk assessment to identify potential risks related to money laundering and terrorist and proliferation financing was completed and submitted to the local gaming authority. KNOWING MORE ABOUT RESPONSIBLE GAMING To support the Macao government’s “Lost Control, Lose Family” responsible gaming campaign, we hosted a full-day training course entitled Knowing More About Responsible Gaming with the Youth Volunteers Association of Macau (AJVM) at The Venetian Macao’s Adelson Advanced Education Center. In 2022, 148 Ambassadors from Sands China’s table games department attended the training sessions. The training was conducted by Sands China and AJVM to strengthen our responsible gaming ambassadors’ knowledge about self-exclusion, third-party exclusion, and the usage of responsible gaming kiosks and stations. Our ambassadors also learned about risks of gambling addiction and how it affects families and gambling disorders. We also deliver company-wide responsible gaming training to all our team members on an annual basis. In addition, to become a Responsible Gaming Ambassador at Sands China, an advanced training program must be completed. This training focuses on equipping team members with the appropriate awareness and skills to offer immediate incisive responses and assistance to people exhibiting signs of gambling disorder. We believe that responsible gaming knowledge should be strengthened on a continual basis, and we remain committed to reinforce an environment and a culture of responsible gaming in the Macao community, being the first gaming operator in town to launch a self-exclusion programme in 2004, and establishing a responsible gaming programme in 2007. We are very grateful to Sands China for giving us this valuable opportunity to facilitate this training. Through this training, we hope to deepen the participants’ knowledge of responsible gaming and the responsible gaming information stations, and to increase their awareness of problem gambling, thereby helping them assist people in need. AUSTIN VONG, PRESIDENT OF THE YOUTH VOLUNTEERS ASSOCIATION OF MACAU

30 SANDS CHINA ESG REPORT 2022 COMMUNITY We work to build a thriving community by investing resources in helping our local population overcome challenges and capitalize on opportunities. From funding to people support, Sands China and its properties are committed partners in addressing our community’s most pressing issues. AREA OF FOCUS Corporate Giving Through philanthropic investments, we provide critical resources to nonprofits and community causes. Capacity Building We help build the capability of local business, SMEs and nonprofit partners to achieve their goals. Volunteerism Our team member volunteer program extends the work of our nonprofit partners to aid people in need. MATERIAL TOPICS Hardship Relief Invest in solutions to create resiliency for people in need Local Business and Partner Development Support the success of SMEs, nonprofits and diverse organizations Cultural and Natural Heritage Preserve regional assets and ecology to promote sustainable tourism Disaster Response and Preparedness Provide aid and assist in community crisis planning Education Advance learning and mentorship opportunities to remove barriers and build the workforce of the future UN SDG ALIGNMENT Zero Hunger Quality Education Sustainable Cities and Communities Partnerships for the Goals

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 31 APPROACH We take a local approach with a global viewpoint for our community initiatives. Marrying the issues that are most relative and important to our business with the specific needs of our region, our go-forward plan is spearheaded by the Sands Cares community engagement program, which shapes the areas of focus and desired impacts for our region and then addresses these through local partnerships and supporting investments. HARDSHIP RELIEF Food Security Partner with food relief organizations to provide resources that help alleviate hunger Disadvantaged Populations Address region-specific social issues that promote quality of life and access to basic services LOCAL BUSINESS AND PARTNER DEVELOPMENT Business Growth Provide platforms and support initiatives that build local business and SME success Nonprofit Advancement Accelerate non-profit capability through collaboration, mentorship and skills-based consulting CULTURAL AND NATURAL HERITAGE Local Asset Preservation Invest in attractions, events and traditions that perpetuate our region’s unique culture, identity and heritage Natural Environment Protect the local ecology through environmental education and advocacy, community conservation initiatives and nature-focused activities DISASTER RESPONSE AND PREPAREDNESS Disaster Response Provide critical relief in disaster situations to minimize community impact Crisis Preparedness Contribute resources and volunteer time to ready our local community for times of crisis EDUCATION Mentorship and Skills Development Empower students, at-risk youth and people with special needs to create a future with opportunities Educational Resources Empower students to reach scholastic goals and close gaps in access to knowledge and tools Academic Infrastructure Support programs that advance educational systems and promote a vision for 21st century learning success CORPORATE GIVING CAPACITY BUILDING VOLUNTEERISM PLANET PEOPLE COMMUNITY PROGRAMS SANDS CARES Our community engagement program guides our efforts to help solve pressing issues, create resiliency and maximize the inherent strengths of our region. SANDS CARES ACCELERATOR Inspired by the entrepreneurial and philanthropic spirit of our late founder, Sheldon G. Adelson, this developmental program helps rising nonprofits advance their capabilities for greater impact.

32 SANDS CHINA ESG REPORT 2022 HARDSHIP RELIEF We work with our community to provide resources to disadvantaged people and aid them in overcoming barriers to necessities such as food and housing, with support for specific causes where we can make the greatest impact. AT A GLANCE PILLAR Community APPROACH Hardship Relief Food Security Assist food-relief organizations with donations and program support Disadvantaged Populations Promote quality of life and access to basic services 2025 TARGET 110,000 Volunteer hours contributed to our local community in Macao 2022 PERORMANCE 127,151 Volunteer hours contributed to our local community in Macao1 Achieved Our team members exemplify Sands China’s culture of giving through their dedicated volunteer service. Recognizing their impact, we set a goal to achieve 110,000 team member service hours for 2021 – 2025. Though this goal spans all corporate responsibility pillars, team members contribute substantial time to helping people facing hardship in our community. In 2022, the ongoing effect of COVID-19 in Macao accelerated our in-kind contributions for pandemic-related activity, with team members providing 116,579 service hours at Nucleic Acid Test (NAT) testing stations and 2,418,672 hours supporting quarantine and medical observation related operations in our hotels. For more information, please see Disaster Response and Preparedness on page 35. Because of our team members’ extensive volunteer support for COVID-19 testing efforts, we already exceeded our 2025 target of 110,000 volunteer hours. During the mid-cycle review of our 2021-2025 ambitions next year, we plan to set a more ambitious 2025 target for team member volunteer hours. Accomplishments We have formed deeply committed and long-standing partnerships with community organizations that provide critical relief to people facing hardship in our region. In 2022, we continued executing on our established paths in two primary areas of focus. Food Security: We have solidified a plan for providing food to people in need with engagements that generate donations to food relief organizations, combined with volunteer support to pack, process and distribute food. To strengthen our efforts, we participated in the first annual Sands Cares Global Food Kit Build in 2022, as part of the Sands global community engagement strategy. Sands China celebrated 10 years of support for Macau Holy House of Mercy in 2022. Team members again assisted the welfare shop by delivering over 370 food hampers to disadvantaged families, aiding more than 3,400 families facing financial difficulty since the partnership began in 2013. The Macau Holy House of Mercy’s Welfare Shop has served as a hub for distributing food and other essentials to local families with financial difficulties. 34,448 kg Food donated 2,970 Food kits built US$149,400 Funding for hardship relief 80 More information and data on Community Relations can be found in the Appendix on page 80. UNITING FOR HUNGER RELIEF AROUND THE WORLD In 2022, Sands China joined forces for the first annual Sands Cares Global Food Kit Build. This newest global Sands Cares program brought together hundreds of team members and volunteers to build kits containing food staples for local hunger-relief organizations. More than 280 team member volunteers gathered at The Venetian Macao’s Cotai Expo to assemble 2,600 food kits for nongovernmental organization and long-term partner, Caritas Macau, to aid people and families facing financial difficulty. Each kit contained 18 food items, with the entire donation totaling 24 tons. Our Sands Cares Ambassadors helped deliver some of the kits to elderly residents living in buildings without elevators. We consider the Sands Cares Food Kit Build initiative central to our commitment toward social causes and community involvement, providing essential services to vulnerable members of our community and addressing food security issues. 1 Increased number of volunteer hours due to support for community-wide NAT program.

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 33 CELEBRATING CHINESE NEW YEAR WITH OUR ELDERLY CITIZENS Chinese New Year is one of the most important holidays in Chinese culture and traditionally, a time when families and friends gather to celebrate and bless one another for good luck in the coming year. Sands China is pleased to continue this tradition as part of our “Spreading Warmth to the Community” activity series, and to be of service to our local community, caring about the welfare and happiness of the elderly. Sands China has contributed to the Peng On Tung Tele-Assistance program for the past 13 years, benefitting more than 10,400 elderly citizens. In 2022, we donated US$29,888 to sponsor the program. Organized by the General Union of Neighborhood Associations of Macau (UGAMM), the program provides emergency and caring services to the elderly and people with special needs. This year 150 Sands China team members visited the homes of nearly 130 elderly residents at Seac Pai Van public housing in Coloane to share festive wishes and to provide household support. Volunteers handed out supermarket coupons and Chinese New Year gift packs that had been purchased from the Fuhong Society of Macau and prepared by its members with disabilities. The gift packs contained household staple items and an epidemic prevention pack containing useful pandemic supplies. During the visit, our Sands Cares Ambassadors also helped change defective light bulbs, replacing them with energy-efficient LED bulbs. Disadvantaged Populations: Our region has created long-term partnerships with the nonprofit organizations, helping to aid our community’s most vulnerable people. In 2022, we provided funding and volunteer time to the Peng On Tung Tele-Assistance Service program, Caritas Macau and the Fuhong Society of Macau. We set up a charity booth at the back-of-house areas for the Fuhong Society of Macau in support of the creative work of people with disabilities. A donation of US$32,378 was made to Fuhong Society of Macau’s “Help Them Help Themselves” Gift Sponsorship Program in 2022. We also donated US$37,360 to support Caritas Macau’s Charity Bazaar and Charity Run. The funds raised during these two events were given to Caritas Macau to build a new center for the elderly. We also hosted a fundraising campaign to donate all the proceeds from the outdoor gondola ride ticket sales at The Venetian Macao for 13 consecutive Sundays to the Tung Sin Tong Charitable Society. Our Sands China Cares Ambassadors also spent time together with Tung Sin Tong Primary School students and their families at The Parisian Macao’s Le Jardin picnic area playing games and enjoying an outdoor picnic in front of the integrated resort’s iconic Eiffel Tower. Culminating our global efforts to support disadvantaged populations, the annual Sands Cares Global Hygiene Kit Build produced 28,500 kits to aid people facing hardship. Since 2014, team members have assembled more than 328,000 kits for Clean the World. A special highlight of the year was Sands China’s honor to be announced as one of seven global recipients of the Special Olympics’ Golisano Health Leadership Award for its continued sponsorship of the Macau Special Olympics (MSO) Healthy Athletes Program, which provides health screenings for people with intellectual disabilities. Sands China also hosted a Flag Day Prize Ceremony and miniature golf outing for MSO athletes to promote social inclusion through sports, with Sands Cares Ambassadors facilitating the golf experience for participants.

34 SANDS CHINA ESG REPORT 2022 LOCAL BUSINESS AND PARTNER DEVELOPMENT The local businesses and nonprofit organizations serving our region are the lifeblood of our community and integral to creating a strong economic and social foundation. We aim to propel their success through capacity-building initiatives that marry the expertise and resources of a global company with programs that empower advancement. AT A GLANCE PILLAR Community APPROACH Local Business and Partner Development Business Growth Create platforms and support initiatives that drive local business success Nonprofit Advancement Provide resources, mentorship and consulting to expand nonprofit capabilities While we support various community initiatives to spur the growth of local and diverse businesses, SMEs and nonprofits, we have also created our own platforms to further enhance their opportunities. At Sands China, we invest significantly in programs for SMEs because these organizations are critical to the community and the daily operation of our properties. When the COVID-19 Pandemic severely affected business sales in 2020 we established the Sands Shopping Carnival, a three-day event to increase exposure and sales for local SMEs and Sands China retailers, and which has now become an annual event. With regards to our contributions to nonprofit organizations, we understand the sustained impact of providing organizations with resources for improving their infrastructure and have made capacity building a key element of our Sands Cares strategy. Seeing the benefit of this work, the Sands Cares Accelerator was launched in Macao in 2022 to fast-track progress for rising nonprofits. Over a three-year global engagement, members develop a high-impact initiative, with funding, structured guidance and customized support provided to help them achieve their goals. US$50,000 Investment in Sands Cares Accelerator Partner Green Future through funding and in-kind support 530 Free booths provided at the Sands Shopping Carnival1 Accomplishments In 2022, we continued building on the success of our core Sands China-branded platforms, while kicking off new programs within the community. Business Growth: Our signature initiative for spurring local business success, the Sands Shopping Carnival is now the largest sales event in Macao. The 2022 Sands Shopping Carnival featured more than 530 booths provided free of charge to local businesses and attracted more than 100,000 visitors. In 2022, SME partners had a strong presence with a large number of booths dedicated to them at the carnival. Sands China also co-organized the inaugural China (Macau) High-Quality Consumption Exhibition (CHCE) & Hengqin Global Bay Area Forum. Billed as one event in two places, the sequential exhibitions represented a milestone in promoting the integrated commercial and industrial development of Macao and Hengqin, laying the groundwork for post-pandemic recovery. Nonprofit Advancement: In 2022, we collaborated with local businesses and SMEs to hold a Green Products Roadshow at the team member areas across our properties. The roadshow promoted various eco-friendly products, and for one week, our team members were given exclusive access to purchase these local products at discounted prices. A total of 597 eco-friendly products, including the Sands ECO360 reusable face masks, handmade organic skincare products, and water filters, were sold during the roadshow. The 2022 Sands Shopping Carnival also served as a platform for promoting nonprofit partners, with Sands China providing free event space to the Fuhong Society of Macau, Macau Special Olympics, Everyone Stray Dogs Macau Volunteer Group and the Macau Association of the Parents of the Mentally Handicapped. Sands Cares Ambassadors assisted with booth support and accompanied nonprofit clients to enjoy festival attractions, contributing around 200 hours of volunteer service. BRINGING THE SANDS CARES ACCELERATOR TO MACAO In 2022 our flagship global Sands Cares Accelerator program was launched in Macao, welcoming Green Future to the program. During its membership, Green Future is working to create a first-of-its-kind environmental social enterprise that provides training, sorting services and logistics to improve recycling in Macao, while bringing new jobs that include opportunities for disabled residents. Since joining the program, Green Future developed its recycling service, conducted recycling trials and market research, set up daily recycling routes, and successfully grew recycling from June to December by 79,860kg. Our Sands ECO360 Ambassadors also engaged with local residents to separate waste, and learn about waste reduction, clean recycling and resource reuse. They also built a children’s playground made from recycled carton boxes at one of the community recycling centers in Macao. 1 Free booths are for SMEs and Sands Shoppes retailers

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 35 DISASTER RESPONSE AND PREPAREDNESS We address the life cycle of crisis management by supporting infrastructure initiatives that equip our region to handle adversity, providing immediate relief when issues occur and serving as a partner for long-term recovery efforts. AT A GLANCE PILLAR Community APPROACH Disaster Response and Preparedness Disaster Response Mobilize quickly with critical resources to minimize impact Crisis Preparedness Help the community get ready for and recover from emergencies Our work in disaster response and recovery primarily centered around ongoing pandemic developments as Macao faced a COVID-19 outbreak in June of this year. We have continued supporting general crisis preparedness activities through funding for emergency response planning. Our balance between providing relief and investing in preparedness helps ensure our community is appropriately resourced for challenges and ready for when a crisis occurs. Accomplishments Disaster Response: Throughout the year, Sands China has provided space and operational support for a testing center at The Venetian Macao’s Cotai Expo as part of the government’s mandatory testing programs. Team members also volunteered to assist with the operation of various nucleic acid test (NAT) stations in Macao. During the NAT drives, our volunteers assisted with registration, materials distribution and enquiry handling, and helped the elderly, disabled and people who need assistance to complete their testing. Cumulatively, Sands China team members have contributed 135,000 service hours and 27,000 shifts for testing efforts since 2021. Sands China also operated the Sheraton Grand Macao Hotel and The Parisian Macao as medical observation and quarantine facilities on several occasions during 2022, with team members entering closed-loop systems that required significant volunteer time beyond their work shifts. In addition to testing and quarantine operations, Sands China team members assisted the Macau Red Cross in packing emergency response kits with sanitization materials and COVID-19 tests for distribution to vulnerable groups. In 2022, 50 Sands Cares Ambassadors assisted in assembling and distributing 800 sanitization and emergency response kits. This initiative has benefited nearly 2,900 vulnerable families and households in low-lying areas over the past four years of participation. The Company also provided pandemic response education through social media and a free community seminar on epidemic prevention and general emergency preparedness. These initiatives are in line with our commitment to provide pandemic relief and strengthen Macao’s disaster prevention and preparedness, while understanding residents’ needs and providing timely support to people in need. Crisis Preparedness: In 2022, Sands China team members continued contributing to preparedness efforts through the annual Sands Cares Global Hygiene Kit Build with Clean the World, assembling 28,500 hygiene kits containing soap and other amenities collected from hotels at Sands China’s integrated resorts for distribution to families in the Philippines facing hardship and disaster situations. 116,579 Volunteer hours for Macao COVID-19 testing stations 2,418,672 Team member service hours for medical observation and quarantine hotel operations SUPPORTING COVID-19 VACCINATION IN MACAO In line with the Macao government’s aim to boost its overall vaccination rate and achieve herd immunity in the local community, Sands China offered Family Vaccine Leave for its team members. We encouraged vaccination for both young and elderly family members, and supported our team members who wished to accompany their children or parents to receive their vaccines. We also held a vaccination seminar for team members to promote the importance of vaccinations in protecting children and the elderly from the pandemic. Nearly 300 participants attended the seminar. We are devoted to preventing the spread of COVID-19 in the community and continue to work proactively with the Health Bureau to encourage and facilitate vaccination among team members and their families. In 2022, 97 percent of our team members have been vaccinated.

36 SANDS CHINA ESG REPORT 2022 CULT URAL AND NATURAL HERITAGE Recognizing the rich heritage and bountiful ecological settings within our region, we work to preserve, celebrate and protect their cultural and natural assets so that our community remains a great place to live, work and visit. AT A GLANCE PILLAR Community APPROACH Cultural and Natural Heritage Local Asset Preservation Perpetuate the region’s unique culture, identity and heritage Natural Environment Invest in environmental education, conservation and local ecology preservation Our work under the topic of cultural and natural heritage is as diverse and vibrant as the community in which we live and operate, and we have taken steps to deeply understand how we can help protect and preserve these assets and to showcase and celebrate them on a global stage. Accomplishments Our region is focused on initiatives that propel the dynamic arts and cultural scenes in our community, as well as efforts to extend our environmental commitment beyond our walls and into the arena of education and empowerment for nature conservation. Local Asset Preservation: Sands China places strong emphasis on backing local arts programs both on our properties and through engagement with local arts organizations and the Macau Government. In 2022 these efforts included the 32nd Macau Art Festival, the 34th Macau International Music Festival, and the 2022 Annual Art and Music Festival event “ Haojiang Spring”. We also participated in the Light Up Macao Drone Gala 2022 which showcased a kaleidoscope of food, shopping, fun and entertainment, with enchanting landmark patterns including a Dragon Boat, a Gondola and the Eiffel Tower. NURTURING ART APPRECIATION IN MACAO In 2022, Sands China opened the Sands Gallery at The Grand Suites at Four Seasons to host leading art exhibitions. Renowned local and international artists, who work in a variety of art forms, are invited to stage gallery exhibitions that deliver enriching cultural experiences for Macao residents and resort visitors. Exhibitions this year included Years as Songs – an exhibition of Wang Xiaoshu’s oil and watercolour paintings that blend Chinese nature and culture with the uniqueness of Macao, The Innovation of Ink with more than 30 works from world-renowned Chinese artists Wang Dongling and Xu Lei, and 101 Bowls showcasing art by Water Poon and fashion by Romy Cheung. As part of the exhibition, Poon donated proceeds from 10 painted bowls to benefit Sands China’s nonprofit partner Rainbow Road. We engaged in a variety of local arts events spanning theater, music, dance, visual arts and more. Highlights include featuring the Macau Street Dance contest – a showcase dance of 140 local youth dancers – at the Sands Shopping Carnival, supporting youth arts education program Rainbow Road, and sponsoring community arts events such as the Lian Cheng Yi Jia Original Music Concert organized by Macau Music Industry Association. We also contributed US$31,133 to New Arts Studies in Filming hosted by Creative Industries Promotion Association of St. Lazarus Church District. Natural Environment: Our strategy to promote nature preservation begins with our team members, who can take practices and knowledge home to their families and friends, and extends to initiatives with community organizations. In 2022, our Sands ECO360 ambassadors participated in the City Nature Challenge – an international nature walk and photo-taking campaign that takes place every year with the aim of documenting local wildlife in cities. Our team members made 132 photo observations and learned about various local species of plants and birds. The data collected through this campaign provides an important foundation for further scientific research on biodiversity, and development of the ecological environment.

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 37 EDUCATION Education is a foundational tenet of our quest to build a well-trained, diverse and thriving workforce of the future. A strong educational system that advances opportunities for all and helps underrepresented groups overcome barriers positively impacts our community’s economic and social health. AT A GLANCE PILLAR Community APPROACH Education Mentorship and Skills Development Empower students, at-risk youth and people with special needs Educational Resources Close gaps in access to knowledge and tools Academic Infrastructure Advance educational systems and promote learning success Our work in education complements the workforce development goal established under the People pillar of our corporate responsibility platform. We aim to inspire success in higher education and the job market by empowering youth during their formative school-age years and creating educational opportunities for underrepresented groups. Because our region has specific needs and challenges, we customize engagements for our community to serve localized objectives. Accomplishments In 2022, we maintained programs with established partners who have been identified because of their proven impact in advancing our core focus areas. US$134,460 Educational program support in 2022 Mentorship and Skills Development: This past year, we organized six sustainability tours for students from different schools in Macao to visit the team member areas of The Venetian Macao, and learn about our energy efficiency and water saving projects, and our recycling initiatives. Students visited our green facilities such as the water-saving hand-washing devices, recycling loading dock and Winnow Vision AI food waste management technology system. The kindergarten students were enthusiastic about learning to sort plastic, paper and metal items for recycling. In 2022, 169 students joined our sustainability tours. Educational Resources: In 2022, Sands China contributed funding to establish a primary school in Xiushui county of Jiangxi province, and since 2018 has donated US$34,860 to the Bosco Youth Service Network to facilitate tutoring services for students with special educational needs. In addition, Sands China provided US$134,460 to higher education institutions, which was distributed among 108 students for their academic studies. Sands China’s contributions have supported nearly 1,600 higher education students since 2006. Academic Infrastructure: In 2022, we sponsored the venue at The Londoner Macao to support the Macao Occupational Skills Recognition System (MORS) Gold Pin Competition, an initiative by the Macao Institute for Tourism Studies (IFTM). Sands China continues to support talents by providing a platform to showcase, recognize and certify their frontline skills, thereby improving the potential of the tourism and hospitality industry. CULTIVATING CREATIVE TALENT IN MACAO A new program launched in 2021 in collaboration with Macau Polytechnic University and its Alumni, the Art Talent Development Showcase, provides real-world opportunities for aspiring creative professionals to apply classroom learning to Sands China projects in the areas of video production, graphic design and visual development. Participants worked on assignments such as video and promotional material design for internal Company programs and development of wall art and room staging for team member spaces, providing them with tangible experience in a business environment. This is part of our ongoing effort to support the Macao government’s policy of “building Macao with talent” and utilize the diverse offerings of our integrated resorts to cultivate more all-round professionals with a spectrum of versatile skills.

38 SANDS CHINA ESG REPORT 2022 GOVERNANCE Our corporate responsibility commitment is deeply rooted in transparency to our stakeholders and accountability for our actions. We have established a high bar for ethical business performance and a strong foundational structure for the support we give to our People, the impact we make in our Community and the responsibility we have to protecting our Planet. The HuaiYang Garden at The Londoner Macao

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 39 OUR APPROACH We employ an extensive system of policies, procedures and oversight practices to ensure all aspects of our business and extended relationships are managed responsibly against the ESG issues material to our Company. OUR GUIDING PRINCIPLES We Respect Individuals We Protect Our Company We Do Business We Enhance Our Community We are a collaborative, ethical and and Our Investors Ethically and Legally We bring valuable tourism trustworthy partner to our team We diligently manage risk through Our strict Code of Business business to our region and invest members, guests, suppliers and a comprehensive system of Conduct and Ethics ensures we act in their continued strength. business colleagues. reporting, controls and oversight. with integrity and meet our ESG, legal and fiscal responsibilities. MATERIAL TOPICS Responsible Business Our effort to ensure responsible and ethical performance throughout the organization begins with the Sands Code of Business Conduct and Ethics, which mandates the overall guiding principles and actions for the entire organization. A robust set of controls and processes reinforces our responsible business approach and is complemented by practices around privacy protection, cybersecurity management and policy advocacy on issues affecting the health of our business. Risk Management We have established an effective risk framework to monitor and mitigate against potential threats to the Company. Our enterprise risk management (ERM) process aligns with the Company’s objectives and performance, supports decision-making and establishes communication of risks among the Sands China management team. Supply Chain Management Our supply chain is an extension of our Company, and we require our suppliers and the partners who conduct business with Sands China to adhere to the same ethics, values, governance practices and responsible business guidelines that we do internally. From stringent onboarding requirements to ongoing assessment and management, we ensure our ethical and responsible standards are met throughout the supply chain. Crystal Palace at The Londoner Macao

40 SANDS CHINA ESG REPORT 2022 RESPONSIBLE BUSINESS From oversight of governance practices by our Board of Directors to risk management protocols and procedures embedded throughout the organization, we ensure strict adherence to high standards of performance for our business and we act responsibly and ethically in all facets of our business. AT A GLANCE PILLAR Governance STRATEGY Responsible Business Corporate Governance Maintain a comprehensive structure to provide the backbone of our corporate responsibility commitment Ethical Conduct Implement controls and processes to ensure responsible and ethical performance Privacy and Cybersecurity Protect the privacy and security of information through firm commitment to our systems and protocols Policy Engagement Engage in ethical civic activities on behalf of the Company’s interests TARGET 100% Compliance with the Code of Business Conduct and Ethics and its guiding principles 2022 PERFORMANCE 100% Compliance Achieved Corporate Governance Sands China is incorporated in the Cayman Islands and listed on the Stock Exchange. The Group is subject to licensing and control under applicable Macao law and is required to be licensed by the Macao gaming authorities to operate casino games of chance in Macao. Our Board of Directors and management team have a steadfast commitment to effective governance practices to fully and completely meet the requirements of these jurisdictions. Board of Directors Our corporate governance structure is defined and overseen by the Board, with our senior executives spearheading execution of and accountability to our Board’s defined standards and processes. At the Board level, Sands China has established the leadership capability and comprehensive controls to ensure we fulfill our primary directives – delivering strong business returns, driving sustainability and addressing stakeholder interests. Board Structure Our Directors bring a variety of experiences and core competencies that contribute to the strategic execution and management of risk for our Company. In 2022, our Board includes eight Directors, four of whom are independent. The Board has five Committees, which include the Audit Committee, the Remuneration Committee, the Nomination Committee, the Sands China Capital Expenditures Committee and the ESG Committee. These Committees operate under their respective terms of reference approved by the Board. The Board and each Committee annually conduct a comprehensive self-evaluation on its own performance. Board Composition In addition to the specific professional experience of our Directors, we select members based on a set of criteria designed to elevate our Company’s capability and provide standards of excellence in business performance. The Board is composed of members who are highly accomplished in their respective fields, possess sound business judgment and demonstrate highly ethical behavior. To determine the Board’s overall composition, we search for diverse backgrounds that bring a variety of qualifications, personal and professional experiences, credentials, education and training. In particular, our Company values the benefits of diversity on the Board, and our Board of Directors Corporate Governance Guidelines and Board Diversity Policy reflect our standards for inclusiveness. Governing Protocols We have established a comprehensive corporate governance framework and practices for our Company’s operations and applied the principles of the Corporate Governance Code set out in Appendix 14 of the Listing Rules. We put a number of policies and procedures in place to reflect key components of our governance framework. These include, but are not limited to, the Board of Directors Corporate Governance Guidelines, Board of Directors Approval and Authorization Policy, Code of Business Conduct and Ethics, Anti-Corruption Policy and the Reporting and Non-Retaliation Policy. Please refer to the Corporate Governance section in our 2022 Annual Report for more details. The 2022 Annual Report, along with other governing documents such as the Memorandum and Articles of Association, are available on our website at https://www.sandschina.com. Ethical Conduct We believe in doing business the right way – whether that’s delivering unmatched guest service, being a collaborative partner or taking care of our team members. Reinforcing our commitment to doing what’s right, our strict Code of Business Conduct and Ethics ensures we act with integrity and meet our legal and ethical duties. The Code of Business Conduct and Ethics applies to all Directors, officers – including our named executive officers – team members, consultants, vendors and agents of the Company, regardless of where they perform their work. We take ethical concerns very seriously and will not accept any misconduct.

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 41 Supporting our overall Code of Business Conduct and Ethics, the Supplier Code of Conduct ensures our suppliers comply with applicable laws, codes and regulations for their business jurisdictions and meet our standards in the areas of protecting human rights, maintaining stringent health and safety practices and being responsible to the environment. Privacy and Cybersecurity We are committed to protecting the privacy and personal information of our guests and team members. Through policies, standards and standard operating procedures, appropriate administrative, technical and/or physical safeguards are implemented and maintained in alignment with operational directives. We assess, test and monitor the effectiveness and suitability of the information security program safeguards on a routine basis, and evaluate and adjust the information security program as appropriate, in light of material changes to the Company’s operations or business plans, or other circumstances that reasonably may have a material impact on the performance of the program. In 2022, Sands China achieved ISO/IEC 27001 Certification for Global Cyber Security Operations and Vulnerability Management. Our cybersecurity team continually aims to improve our services to meet and exceed the needs and expectations of our customers, while complying with relevant information security legislation and regulations. Policy Engagement Our commitment to business ethics includes compliance with rules, regulations and standards governing our interaction with government officials, including our disclosure and accountability regarding political contributions and expenditures. LVS’ Policy on Corporate Political Contributions and Expenditures governs our corporate political contributions, membership and contributions to trade associations and other campaign expenditures. ESG OVERSIGHT Corporate governance of ESG matters begins at the highest levels of our Company, with overall responsibility under the purview of our Board of Directors. Our Company’s Directors and executives firmly believe good corporate governance is key to creating shareholder value and ensuring proper management of the Company in the interests of all stakeholders. The ESG Committee assists the Board with fulfilling its oversight responsibilities with respect to our ESG issues, strategy and reporting. The ESG Committee reviews and assesses the Company’s ESG goals, policies, programs and reporting, and briefs the Board on topics as deemed necessary. The Audit Committee oversees the overall ERM program (which includes all risks with ESG related risks in the risk inventory). The ESG Committee via the ESG program assesses and manages ESG risks. Priority risks (which may include ESG risks depending on materiality) will be escalated to the Audit Committee via the ERM program, while ESG risks will be assessed and managed by the ESG Committee. The Remuneration Committee oversees the Company’s remuneration policy and structure, including compensation and incentive programs. In 2022, we linked a portion of performance-related compensation for the senior leadership team to the Company’s strategic ESG goals. The ESG Committee regularly receives ESG training and information about ESG-related market trends. In 2022, the Board received updates on the Stock Exchange’s ESG reporting requirements and related Listing Rules. The Board provides overall direction for our People, Community and Planet corporate responsibility pillars and oversees our performance in these areas through the ESG Committee. Working with the Board and the ESG Committee, the ESG Executive Sponsors and the ESG Steering Committee are responsible for implementation of our ESG policies and programs. Environment Our governance practices in the area of environmental sustainability are guided by the Sands ECO360 global sustainability program, which integrates operational standards and procedures across all properties and businesses. Our ESG Committee is responsible for sustainability and climate-related topics, projects and initiatives, and leads the ESG Executive Sponsors, the ESG Steering Committee and the Sustainability team by providing guidance and oversight. Social Governance of our People pillar initiatives in the area of workforce development falls under our Human Resources organization. Our world-class community engagement program Sands Cares, which guides our initiatives to address the health of our community, and our DEI program, are jointly managed by the Senior Vice President of Human Resources and Vice President of Corporate Communications and Community Affairs. Governance The broad range of checks and balances and practical corporate governance policies and procedures are managed by Sands China’s Legal and Compliance departments, under the leadership of our General Counsel and Company Secretary and Senior Vice President and Chief Compliance Officer. The Company’s ERM program is the responsibility of our ERM Committee, under the review of the Audit Committee on behalf of the Board. Supply chain-related ESG topics and risks are overseen by the Senior Vice President and Chief Financial Officer.

42 SANDS CHINA ESG REPORT 2022 RISK MANAGEMENT Through a comprehensive system of reporting, controls and mitigation procedures, our ERM process allows us to manage the potential for loss as well as reduced opportunities for gains, which may adversely affect achievement of our Company’s objectives. AT AGLANCE PILLAR Governance STRATEGY Risk Management Risk Governance Ensure strict oversight and execution of the risk management process Enterprise Risk Management Establish the culture, capabilities and practices to manage company-wide risks Climate-related Risks and Opportunities Analyze impacts and responses related to climate change Risk Governance The Board of Directors and Audit Committee oversee the setting of the Company’s risk strategies and objectives, including the Company’s ERM process and activity, and overall accountability for the effectiveness thereof. The Audit Committee is charged with monitoring the effectiveness of the ERM process, including reviewing and discussing the Company’s major risk exposures with management. The Audit Committee also assesses the steps management has taken to monitor, control and manage these exposures and evaluates the Company’s risk assessment and risk management guidelines and policies. An ERM Committee, consisting of members of management from various departments, is responsible for assisting the Audit Committee with overseeing the ERM process and its implementation. Each Committee monitors and addresses risks within the scope of its expertise. Committee members regularly meet with executive leaders responsible for risk management in the areas identified as high risk to engage in ongoing dialogue, review risk audit findings, establish control systems, evaluate progress and assess emerging trends and developments to inform Company action. Development, oversight and execution of the Company’s ERM methodology is the responsibility of our ERM program management team, who is structurally independent from business lines, thereby ensuring risk management is embedded across the organization with clear accountability for its implementation and oversight. Executive ERM Sponsors report priority risk issues that might require attention to the Board or its Committees. Enterprise Risk Management Sands China adopts the Committee of Sponsoring Organizations (COSO) ERM framework and utilizes a methodology comprising risk identification, risk assessment, risk response, and risk monitoring and reporting. Identification of risk priorities is facilitated on an ongoing basis through risk assessments conducted in collaboration with operational risk owners throughout the Company. Relevant risks are escalated to the risk inventory when appropriate. Risks escalated through the ERM process have formal mitigation plans that are reviewed and approved, with periodic updates provided on the progress of their implementation. Risks with potential material impact on the Company are outlined in the Sands China Annual Report, which can be found on our website at https://investor.sandschina. com/financial-information/annual-reports. Non-material risks that are not included in the ERM process are managed and monitored by the respective business units. Results of environmental and social assessments are also integrated into the Company’s ESG materiality assessment for further management of low-level risks. This process provides a foundation for developing strategies within the People, Community and Planet pillars of our corporate responsibility platform. Each strategy is supported by a topical brief, action plan, ESG benchmarking and other mitigation tools as needed. Where appropriate, we also have developed specific goals to address priority issues. Our process for assessing and managing human rights risks can be found on page 27. Supply chain risk assessment can be found on page 44-45. AUDIT COMMITTEE Financial risk exposure Information and data security risk ESG-related risk NOMINATION COMMITTEE Board diversity oversight BOARD OF DIRECTORS ESG COMMITTEE ESG oversight REMUNERATION COMMITTEE Remuneration policy oversight

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 43 Climate Risk and Opportunities We conduct climate-related risk evaluation as a part of our management of environmental risk and in coordination with the ERM process as described. We assess climate-related risks by identifying risk likelihood and potential impact in various time frames and climate scenarios. In 2021, we undertook an initial internal climate risk assessment, which took into consideration the most commonly disclosed climate-related risks. This year, we have augmented our qualitative evaluation with a third-party climate risk assessment model to prioritize climate-related physical risks, as well as refined our quantitative carbon price estimation methodology to improve our assessment of transition risks. Assessment The climate-related risk evaluation process uses multiple methods to identify risks, including background research, third-party climate risk modeling tools, ongoing risk monitoring and stakeholder engagement. The intent of our physical risk assessment approach is to identify impacts across multiple time horizons and potential climate outcomes in alignment with the Task Force on Climate-related Financial Disclosures (TCFD) guidance. We incorporate climate scenarios with varying levels of emission controls and predicted temperature increases of 4°C to below 2°C (RCP 2.6, RCP 4.5 and RCP 8.5). We utilize alternative time horizons (present day, 2030, and 2050) alongside the proposed climate scenarios to highlight emerging risk patterns and facilities at risk. Our physical risk assessment is consistent with the TCFD’s recommendations for categorization of climate-related risks: Acute risk: Extreme weather events such as cyclones or river floods. Chronic risk: Gradual changes in key climate variables such as temperature, humidity and precipitation. 107 Further information can be found in the TCFD Index on pages 107-111. The climate risk assessment references well-established and recognized indexes, research and studies such as the Intergovernmental Panel on Climate Change, Munich RE (Standardised Precipitation-Evapotranspiration Index, Fire Weather Index, Heat Stress Index), High-Resolution Forecast-Oriented Low Ocean Resolution (HiFLOR) model, as shared by the NOAA Geophysical Fluid Dynamics Laboratory, Saffir-Simpson scale for tropical cyclones and JBA flood maps, WWF Risk Filter, WRI Aqueduct Water Risk Atlas and Climate Central Coastal Flood Screening tool. We use a quantitative scenario assessment to evaluate transition risks related to policy and legal changes, specifically carbon pricing. The International Energy Agency’s Global Energy and Climate Model and Singapore’s carbon pricing scheme provided the foundation for this assessment with stated policies (STEPS) and net zero emissions by 2050 (NZE) scenarios at varying time horizons (2030, 2050) are included. Other transition risks namely new technologies, updated market requirements, emerging reputation considerations and supply chain issues are identified in a qualitative manner. Identification and Mitigation Our assessment takes into consideration the most commonly disclosed climate-related risks. The following physical and transition risk have been identified including: increased severity of extreme weather events, precipitation, heat stress and rising mean temperatures, sea level risk, coastal and river flooding, water stress, carbon tax schemes and climate regulations, changes in consumer preferences, reputational risk, and inability to meet our ESG commitments. We believe these risks are relevant to our organization but may not be material at this time. As we continue to review and reassess which mitigation strategy is most appropriate (mitigation, adaptation or acceptance), a number of measures to address climate risk have been put into place including development of business continuity plans and acquisition of insurance policies to address severe weather events. Systems within our properties, such as our water removal infrastructure, air conditioning infrastructure, and entrance berms are designed for scenarios beyond those predicted within our assessment. In addition, energy- and water-efficiency projects, along with our approved science-based emissions-reduction goal and renewable energy strategy, help lower utility consumption and offset costs related to potential increases in temperature. The Company also identified climate-related opportunities with respect to operating costs and sustainable service options. We continually seek energy and water efficient alternatives and initiatives to implement throughout our resort portfolio and expand sustainable options primarily to our MICE and food and beverage customers.

44 SANDS CHINA ESG REPORT 2022 SUPPLY CHAIN MANAGEMENT Sands China’s corporate responsibility commitment would be incomplete without responsible supply chain management as an extension of our dedicated efforts to address issues impacting the environment and local community. Our supply chain process ensures our standards are met and potential risks are mitigated. AT A GLANCE PILLAR Governance STRATEGY Supply Chain Management Onboarding Assess new suppliers for suitability via our third-party due diligence process Risk Identification Review and categorize suppliers based on risk levels Monitoring and Evaluation Monitor and mitigate risk in our supply chain Relationship Management Collaborate with our suppliers to ensure compliance with our Supplier Code of Conduct Risk Identification As part of our Supplier Risk Evaluation Framework, we annually perform a risk assessment for suppliers who conducted business with us in the previous year. We thoroughly assess risk in the areas of compliance (overall compliance risk as well as category-specific risk), business disruption (business reliance and financial risk) and social and environmental risk (health, safety, remuneration, and child and forced labor risk). We categorize each supplier into low, medium and high-risk levels. Critical suppliers are those who are determined to have the ability to significantly impact business operations. These suppliers may be non-substitutable, provide critical services, provide products or services that are sourced at a high volume, or have specific ESG risk factors. From this assessment, we determine a course of action based on where suppliers fall in the risk assessment, with ongoing monitoring for suppliers deemed to be of medium risk and further evaluation of high-risk suppliers in the form of self-assessment surveys, site visits and audits performed by Sands China personnel or third-party auditors. Onboarding Before suppliers are cleared to work with Sands China, we conduct stringent assessments for suitability via our third-party due diligence (TPDD) process, which categorizes businesses by risk level. All suppliers are reviewed against real-time due diligence monitoring systems and databases, which assess various risks ranging from bribery and money laundering to human trafficking. Suppliers deemed high risk must undergo a broader range of due diligence processes and procedures, such as more frequent TPDD rechecks and background investigations. All supplier contractual agreements are linked to our Supplier Code of Conduct, which is aligned with international best practices to protect human rights, labor rights, worker health and safety, environmental compliance and responsibility, and overall ethics and compliance. We also encourage suppliers to promote the Supplier Code of Conduct or a similar code of conduct with their vendors. ONBOARDING Supplier Code of Conduct Third Party Due Diligence Sourcing Procedure Sustainable Procurement Bid Analysis RISK IDENTIFICATION Supplier Risk Evaluation Framework RELATIONSHIP MANAGEMENT Five Key Factors for Sourcing Engagement Corrective Action MONITORING AND EVALUATION Third-Party Due Diligence Independent Third-Party Auditing Sands China Quality Assurance Auditing

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 45 Monitoring and Evaluation To ensure suppliers meet our standards, our supplier management team visits select suppliers to review their performance and detect any potential signs of violations. For suppliers that operate in regions and product categories that are more prone to Supplier Code of Conduct violations, we enlist recognized third-party audit firms to conduct on-site audits. Sands China conducts three types of ongoing supplier audits. First, our compliance organization completes TPDD evaluations, which are conducted annually for high-risk suppliers and periodically for medium-risk suppliers. Second, Sands China’s quality control team conducts audits of qualifications, on-site facilities, factories and project sites, data security, and other relevant areas for selected business categories such as construction, furniture and lighting, gaming, food supply and technology. Finally, we engage independent third-party audit firms to conduct on-site audits for suppliers in selected regions and categories based on criteria including: Type of product or service provided Region in which suppliers are based Current and projected Company spend with the supplier Feedback from our procurement and supplier quality teams 100% Suppliers are screened and aligned with our Supplier Code of Conduct 96% Conformance with ESG requirements in 2022 per third-party audit 87 Further information and data on Supply Chain Management can be found in the Appendix on pages 87-88. Relationship Management If Sands China or an independent third-party auditor identifies a corrective need, we share audit findings with the supplier and require an action plan to address the issue. For minor violations, we work with suppliers to address and remediate issues. Suppliers must follow an identified protocol to establish corrective action, and we diligently manage these relationships. For existing suppliers, we review corrective action plans to ensure they appropriately address audit findings and evaluate implementation of the corrective action plan ESG INTEGRATION Recognizing the importance of our supply chain as a factor in the sustained health of our business and the responsible performance of our Company, we fully integrate ESG protocols and standards into our supply chain management approach. Environment We leverage our Sustainable Procurement Policy to source products and services that minimize environmental impact, as well as our Sustainable Development Policy to guide the design and building of our resorts in a responsible and sustainable manner. We also focus on sustainable procurement and set internal targets to purchase sustainable products in categories such as seafood, vegetables, coffee, lighting, paints, adhesives and other categories that meet our business needs. For more information, please see Sourcing on page 17. through documentation or a re-audit of the supplier. In rare cases when the supplier is not cooperative on a meaningful corrective action plan or its implementation, we exit the supplier engagement. For suppliers beginning a new engagement with Sands China, our assessments are on a pass or fail basis regardless of the method of assessment: TPDD, qualification review or on-site factory evaluation. Suppliers who are unable to meet our criteria do not proceed into a business relationship with Sands China. Social Our comprehensive Supplier Code of Conduct establishes our standards for human rights and labor issues. Strict policies and procedures, such as our Human Trafficking Prevention Policy and Workplace Safety and Health Guidelines, govern the sourcing process. We monitor and assess our suppliers for compliance with these expectations. We also employ region-specific strategies to make sourcing decisions in line with Company goals for conducting business with local suppliers, SMEs and diverse businesses. For more information, please see Human Rights on page 27. Governance Our compliance assessments and capability evaluations are important pieces of our supplier evaluation process. Ensuring our suppliers have solid foundational practices and are fit to do business sets up our relationships for long-term success.

46 SANDS CHINA ESG REPORT 2022 PANORAMIC VIEW CURATING ART IN SUPPORT OF ESG Previous sections of this report outlined accomplishments by pillar, but many efforts touch multiple areas of our corporate responsibility program. Because art has a unique ability to convey a narrative and create emotional connections, it is an area that has been woven into the three pillars of our platform: People, Community and Planet. From providing opportunities for local artists in our community to employing visual storytelling that promotes environmental awareness and the well-being of our people, we support the arts as tools for impact. PLANT PEOPLE COMMUNITY Sands China team member Jeremy Busfield contributes to Macao’s City Nature Challenge. Students in the Sands China art talent development program unleashed their creativity by painting murals for team member break areas. Sales proceeds from 10 painted bowls by Walter Poon that were exhibited during the Sands China Gallery opening supported youth education in China.

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 47 teamLab SuperNature explores visitor’s connection to the nature Jenny Chan, Associate Director, Entertainment Ticketing of Sands China Ltd. teamLab SuperNature Macao “It is indeed fascinating to see visitors immerse themselves in teamLab SuperNature at Sands China that aims to explore the continuity between humans and nature. teamLab is an international art collective with interdisciplinary specialists such as artists, programmers, engineers, Computer Graphics (CG) animators, mathematicians, and architects whose collaborative practice aims to navigate the intersection of art, science, technology, and the natural world. The experience immerses visitors to explore the law of nature, ecosystem and connection between humans and environment.” Spanning the length of Hiro at The Venetian Macao, this stunning mural is a key element of the dining experience, drawing in guests and creating an engaging conversation piece. Mark Signorio, Interior Design of Las Vegas Sands Corp. “Artwork plays a leading role in Sands China’s food and beverage outlets. We design our restaurants and lounges to be transportive, inviting guests to step into different worlds through immersive artworks that take them on interactive journeys to explore their beauty and significance. Often, visual art celebrates the environment in which it lives, sometimes inspired by the culture of the cuisine or as a showcase for local artists, traditions and materials. Providing deeper meaning to our spaces, art pieces in our food and beverage establishments define their interiors and are woven into every aspect, from floors, ceilings and walls to the menus that display our creations. One of our most vivid examples is at Hiro in The Venetian Macao, where the story of chef Hiroshi Nagata comes to life through the storytelling magic of writer Andrew Archer and the hand-painted artistic creations of Yuki Ideguchi. Originally a metal craftsman who traveled around Japan selling kitchen utensils and equipment, chef Hiro is the inspiration for a bold mural story-boarded by Archer and created with spray paint and acrylic on canvas, bringing to life his Ideguchi’s journey from metalsmith to ramen chef.” Sands China Ltd. officially launched the new Sands Gallery by unveiling its debut exhibition in February 2022, The Innovation of Ink: Transformation and Reinvention of Oriental Aesthetics – Featured Exhibition of Wang Dongling & Xu Lei. Left: «Endless Dream in Spring» 2018, Wang Dongling Right:«The End of the World»2009, Xu Lei Dr. Wilfred Wong, President of Sands China Ltd. Sands Gallery art Exhibition “As an organization dedicated to promoting art appreciation and strengthening the local art in Macao, Sands Gallery art exhibition strives to cultivate an environment that nurtures creativity and art appreciation in Macao through artistic works. We aim to foster an artistically literate public and assist Macao in its positioning as a multi-cultural exchange and cooperation with emphasis on Chinese culture. This vision comes with a high-class exhibition space for artists to exchange their ideas and display their work by introducing masterpieces that were created by renowned artists.”

48 SANDS CHINA ESG REPORT 2022 PROPERTY SPOTLIGHT Our portfolio of iconic properties features luxury hotel accommodations, the latest in meeting and conference facilities, and a wide variety of entertainment amenities to attract an ongoing influx of leisure and business travelers. These multifaceted resorts support our region’s stature as a global tourism and meeting destination and deliver significant economic benefits. From revenue generation and sustained job creation to financial opportunities for local businesses and philanthropic investments in community causes, our properties aspire to maintain a high quality of life in the region we serve. SANDS CHINA PROPERTIES Sands® Macao (2004) The Venetian® Macao (2007) The Plaza® Macao (2008) The Parisian Macao® (2016) The Londoner Macao® (2021) ESG RECOGNITION Dow Jones Sustainability Index, World (2022) Dow Jones Sustainability Index, Asia Pacific (2021, 2022) FTSE4Good (2018, 2019, 2020, 2021, 2022) Hong Kong Business Sustainability Index (2019, 2020, 2021) CERTIFICATIONS LEED Silver for Building Design and Construction The Parisian Macao (2019) Macao Green Hotel Gold The Londoner Macao Hotel (2019), Conrad Macao (2019), The St. Regis Macao (2019), Sheraton Grand Macao (2019), The Venetian Macao (2020), The Parisian Macao (2020), Four Seasons Macao (2020), Sands Macao (2021) OVERVIEW 24,503 Team members 12,392 Hotel rooms and suites 146 Restaurants 1.7M Sq. ft. MICE space 26,351 Entertainment seats Greater Bay Area Business Sustainability Index (2019, 2020, 2021) Greater China Business Sustainability Index (2020, 2021) Hotel Business Sustainability Index (2020, 2021) MSCI ESG Ratings (2022) Pacific Basin Economic Council ESG Awards Silver ESG Corporate Governance (2022-2023) ISO 20121 Event Sustainability Management Systems The Venetian Macao, The Parisian Macao (since 2014) ISO 45001 Occupational Health and Safety Management Systems Facilities (since 2018), Food & Beverage, Housekeeping, Procurement, Security (since 2020), Table Games, Slot (2022) ISO 27001 Information Security Management Systems Sands China (since 2021)

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 49 2022 HIGHLIGHTS HR AWARDS Talent Development & Retention for future leaders Pacific Asia Travel Association (PATA) Gold Awards 2022: Youth Empowerment Initiative Category Winner Human Resources Online Employee Experience Awards 2022 (Singapore): Best Rewards and Recognition Programme Silver Award Human Resources Online Employee Experience Awards 2022 (Hong Kong): Best Management Training Programme Gold Award Human Resources Online Employee Experience Awards 2022 (Hong Kong): Best Organisational Upskilling and Reskilling Strategy Gold Award Human Resources Online Employee Experience Awards 2022 (Hong Kong): Best Rewards and Recognition Programme Silver Award HRflag 2022 Flag Awards: Best HR Shared Service Center 2022 Work-Life Harmony Human Resources Online Employee Experience Awards 2022 (Hong Kong): Best Work-Life Harmony Strategy Silver Award HRflag 2022 Employee Branding Creativity Awards: Best Innovative Employee C&B Program Team Member Experience HRflag 2022 Employee Branding Creativity Awards: “Employer Branding Award 5 Years Winner” Human Resources Online Employee Experience Awards 2022 (Hong Kong): Best Employer Branding Gold Award Human Resources Online Employee Experience Awards 2022 (Hong Kong): Most Innovative and Sustainable Workplace Bronze Award Human Resources Online Employee Experience Awards 2022 (Hong Kong): Best ESG Strategy Silver Award HRflag 2022 Flag Awards: Best HR Team 2022 2022 HRoot Awards: Best HR Teams in Greater China 2022 OTHER Sands China was awarded a new 10-year gaming concession in Macao, a testament to the Company’s impact and investments in the region. The Venetian Macao, Macao’s first and still its most well-known integrated resort, celebrated its 15th anniversary. Golisano Health Leadership Award: Special Olympics East Asia Region

50 SANDS CHINA ESG REPORT 2022 APPENDIX: ENVIRONMENTAL SOCIAL AND GOVERNANCE REPORT 2022 CONTENTS 51 About this Report 56 Environment 68 Social 81 Governance 90 Indices: 90 SDG 92 HKEX 97 GRI 107 TCFD Pool at Londoner Court

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 51 ABOUT THIS REPORT We developed report content and defined topic selection by determining the most significant economic, environmental and social impacts to our business, industry and region, and incorporating stakeholder concerns and input. Detailed information of this materiality assessment is provided on pages 53-55. This report has been reviewed by the ESG Committee and approved by the Board of Directors of Sands China. Scope This ESG Report covers performance highlights for 2022 and our five properties in Macao, namely The Venetian Macao, Sands Macao, The Plaza Macao, The Londoner Macao, and The Parisian Macao, as well as select data from our land and sea transportation services. It does not include off-site support services, as they do not represent our core business or data from properties managed by hotel partners, unless specified. Data in the report and appendix reflects calendar year 2022 or cumulative year-end data, unless otherwise stated. ESG reporting is aligned with our fiscal year and the publishing of our Annual Report. To align with the consolidated financial statements of SCL presented in US$, we have converted amounts spent in local currency to US$. The conversion of MOP amounts into US$ amounts has been made at the exchange rate on December 31, 2022 using an exchange rate of 0.1245 unless otherwise indicated. Percentages may not add up to 100% due to rounding. Assurance Lloyd’s Register Quality Assurance, Inc. (LRQA) has provided independent assurance of this ESG Report to a limited level of assurance and materiality of the professional judgment of the verifier. GHG emissions, energy, water and waste data has been assured by LRQA to a reasonable level in accordance with the ISO 14064-3:2006 standard. We believe the data in this report and appendix fairly represents our ESG performance and have not sought external assurance of all report data. LRQA’s verification procedure is based on current best practice and is in accordance with ISAE 3000 and ISAE 3410. Assurance statements are available on our website at https://www.sandschina.com/esg/download-reports.html. Versaille Suite at The Parisian Macao REPORTING FRAME WORKS GRI This ESG Report has been prepared with reference to the Global Reporting Initiative (GRI) Standards. We reported on self-selected indicators for our material ESG topics. The GRI Index begins on page 97. HKEX As a publicly listed company on the Stock Exchange, we adhere to the Listing Rules, including Appendix 27: Environmental, Social and Governance Reporting Guide (“HKEX ESG Reporting Guide”). TCFD We voluntarily aligned our climate-related strategy and disclosures with the Task Force on Climate-related Financial Disclosures (TCFD) framework developed by the Financial Stability Board for convenience of use by our stakeholders. Additional details can be found on pages 107-111.

52 SANDS CHINA ESG REPORT 2022 STAKEHOLDER ENGAGEMENT Obtaining feedback on our Company’s programs and performance and gathering expert knowledge from key stakeholder groups is vital to helping us determine priorities, minimize negative impact and produce positive outcomes. Our stakeholder engagement process promotes dialogue between Sands China and key audiences, which helps us shape and advance our strategic programs, identify material topics, determine report disclosures, strengthen trust and drive collaboration. Oversight and Responsibilities Our ESG Stakeholder Engagement and Materiality Assessment Protocol provides procedures and guidelines for implementing stakeholder engagement across our region. The Global Chief Sustainability Officer is responsible for the overall stakeholder engagement initiative, and global ESG teams execute the process, with support from various departments, such as Sands ECO360 and Sands Cares. We identify stakeholders for engagement and execute local engagement sessions in support of the global process. Process Stakeholder engagement is conducted in multiple areas of the Company through learning sessions and conversations with key audiences, decision-makers and partners. These avenues provide a mechanism for ongoing learning, dialogue and due diligence with respect to Company strategy, governance, programs and new developments. Our stakeholders include team members, guests, suppliers, investors, community partners and civic leaders, among others. In addition to formal engagement processes, we provide stakeholders with ongoing communications mechanisms, such as our corporate ethics hotline and periodic meetings. We listen attentively to and rely deeply on stakeholder dialogue to address important issues in real time and drive ongoing performance enhancements. Stakeholder engagement specific to assessing and validating our material ESG topics is conducted every one to three years at both the property and corporate levels, via internal resources or with the support of a third-party consultant at the discretion of each team. We draw insights from relevant company-wide stakeholder engagement activities and conduct desktop research to validate topics identified annually. Selection of stakeholders for engagement generally follows the AA1000 Stakeholder Engagement Standard principles-based framework for stakeholder engagement. Entities or individuals that can be expected to be reasonably or significantly affected by our activities, products and services, or whose actions can be expected to reasonably affect our ability to implement strategies and achieve objectives, are considered for engagement. We mitigate the risk of stakeholder fatigue by diversifying the stakeholder pool. We guide internal teams on development of engagement plans with each identified stakeholder via written protocol and training sessions. This guidance outlines processes for determining proper contact and engagement channels, building capacity for bandwidth and language barriers, managing risk, and addressing feedback and communications. We provide stakeholders with contact information for teams conducting the engagement process, as well as a member of our corporate team who is available to assist with concerns. Outcomes of stakeholder engagement are documented and summarized to support future engagement plans, improvement of our ESG platform and development of our materiality assessment. Findings may be aggregated for disclosure in our annual ESG Report. While not all requests resulting from engagement may be determined as relevant or appropriate, Sands China commits to considering and assessing the views of stakeholders gathered during the engagement process. Xiao Ting at The Plaza Macao

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 53 MATERIALITY Our materiality assessment identifies material ESG topics based on the relative significance of our Company’s impact on the world. Understanding this universe of topics guides the strategic direction of our program and drives our disclosure efforts. We manage our materiality process on a cycle aligned with development of our five-year strategy, ambitions and targets. The five-year materiality assessment process includes annual review of emerging topics for consideration or prioritization shifts. We conduct a more comprehensive mid-point check-in with a robust stakeholder engagement and sentiment analysis, then make updates to the matrix disclosed in the ESG Report. Process Our process begins with desktop research to identify the universe of material issues relevant for assessment as identified by peers, sustainability leaders, industry associations and initiatives, frameworks and investor ESG ratings. A multiplatform sentiment analysis allows us to understand and assess broad perspectives and trends on potential material topics. We engage with various stakeholders to further refine understanding of the positive and negative impacts our Company has on the outside world through a rankings’ assessment. We identify stakeholders from groups including team members, clients, guests, suppliers, nongovernmental organizations, governments, investors and academic institutions. Following a shortlisting process, identified stakeholders are evaluated against a set of principles that includes balance, recency, inclusivity and context to ensure objectivity in our assessment. Complementing the stakeholder engagement process, Company leaders and subject matter experts evaluate material topics in a similar fashion while also considering the potential for topics to impact the Company. Scoring is determined for each topic against five indicator categories: industry relevance, social and environmental impact, reputational value, cost savings and revenue-generation potential, and business risk. Ratings from stakeholders and Company leaders are combined to prioritize material ESG topics, with priority placed on topics rated highest among both groups. We conduct a review session with select executives to discuss and validate findings and determine the threshold by which topics will be considered material. Additional stakeholder engagement may be performed to verify the outcome. We review our materiality assessment annually to identify and assess emerging topics or significant changes to issue prioritization. This annual process considers feedback collected through stakeholder engagement performed company-wide, desktop research and evaluation of our progress on the indicators disclosed in this ESG Report. ENVIRONMENT, SOCIAL AND GOVERNANCE MATERIALITY MATRIX High STAKEHOLDER RELEVANCE 0.70 0.60 0.50 0.40 0.30 0.20 0.10 0.00 Climate Change Energy Waste and packaging Human Rights Ethical Conduct Health, Safety & Well-Being Responsible Gaming Water Supply Chain Management Building Design & Development Policy Engagement Employee & Workforce Development Biodiversity Capacity Building Shelter, Food & Services Inclusion Privacy & Cybersecurity Cultural & Natural Heritage Transportation Disaster Response & Preparedness Meetings & Events 0.20 0.30 0.40 0.50 0.60 0.70 0.80 0.90 BUSINESS RELEVANCE High

54 SANDS CHINA ESG REPORT 2022 MATERIALITY CONTINUED 2022 Adjustments As part of our annual materiality review, we collected and evaluated stakeholder feedback from investor meetings and team member surveys, reviewed relevant external research and framework development, and performed a peer assessment. Findings validated the materiality matrix published in our 2021 report, therefore, our material topics remained the same in 2022. In 2023, we will reach the mid-year of our 2021–2025 reporting cycle. As defined in our materiality process, a comprehensive assessment is planned to re-evaluate material topics. This evaluation may include stakeholder engagement, sentiment analysis, and modifications to our model for determining impact significance and ensuring consideration of relevant human rights-related impacts, as required in the updated GRI 3 Material Topics standard. Issue Management The ESG topics identified through our materiality process are prioritized for management and disclosure. Each topic is mapped to our corporate responsibility platform, ensuring they are reflected in our strategy and addressed in our ESG Report. An overview of our Company’s impact related to each material ESG topic can be found in the graphic to the right. We provide the scope of each impact, including whether the impact occurs directly by the Company or indirectly through our suppliers and partners. Human Rights The topic of human rights addresses fundamental rights and freedoms for all people. We understand that it is important to ensure potential impacts from our activities and business relationships on the economy, environment and people, including impacts on their human rights, are captured in our materiality assessment and prioritized for mitigation. Currently, our assessment captures two salient topics in the area of human rights: human trafficking and discrimination and harassment. We also recognize that other topics represented in our platform are directly or indirectly related to human rights, including health, safety and well-being, diversity, equity and inclusion, sourcing, low-carbon transition, water stewardship and biodiversity. In alignment with our Human Rights Statement, we will work to understand the potential for additional human rights impacts in future assessments. Stakeholder-Identified ESG Topics Sands China Material ESG Topics GOVERNANCE SOCIAL ENVIRONMENT Climate Change Energy Transportation Water Waste & Packaging Biodiversity1 Supply Chain Management Low-Carbon Transition Water Stewardship Waste Plastic & Packaging Sourcing Human Rights Supply Chain Management Workforce Development Health, Safety & Well-Being Diversity, Equity & Inclusion Responsible Gaming Ethical Conduct Human Rights Workforce Development Health, Safety & Well-Being Diversity, Equity & Inclusion Responsible Gaming & Financial Crime Prevention PLANET PEOPLE COMMUNITY Shelter, Food & Services Capacity-Building Disaster Response & Preparedness Cultural & Natural Heritage Hardship Relief Education Local Business & Partner Development Disaster Response & Preparedness Cultural & Natural Heritage Ethical Conduct Policy Engagement Privacy & Cybersecurity Supply Chain Management Responsible Business Supply Chain Management 1 While not a formal focus in our strategy platform, biodiversity continues to emerge as a topic of importance in our materiality assessment. We have been addressing biodiversity under several topic areas and are formalizing our biodiversity approach for incorporation into our Planet pillar.

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 55

⊕ Positive impact ⊖ Negative impact ± Positive and negative impact Ⓟ Potential human rights impact

PLANET	OUR IMPACT		CONTRIBUTORS		
Low-Carbon Transition	Positive and negative impact; Potential human rights impact	Our resorts encompass millions of square feet of building space that require energy to operate, resulting in GHG emissions.	✔ Direct	✔ Suppliers	○ Partners
Water Stewardship	Positive and negative impact; Potential human rights impact	Water is integral to the experience we strive to create for our guests, and we rely on it in our operations and to cool our buildings.	✔ Direct	○ Suppliers	✔ Partners
Waste	Negative impact	Our resorts generate diverse waste streams with the largest amounts of waste in the areas of food service, general operations and construction.	✔ Direct	○ Suppliers	○ Partners
Plastics and Packaging	Negative impact	Due to the nature of the products and services provided in hospitality and travel, plastics and packaging historically have been ubiquitous in hotel environments.	✔ Direct	○ Suppliers	○ Partners
Sourcing	Positive and negative impact	We procure thousands of products and services to support the guest experience and maintain our buildings and operations.	✔ Direct	✔ Suppliers	○ Partners
Biodiversity	Positive and negative impact; Potential human rights impact	Products we purchase are at risk of causing harm to biodiversity through deforestation and declining ocean health.	✔ Direct	✔ Suppliers	✔ Partners

PEOPLE	OUR IMPACT		CONTRIBUTORS		
Workforce Development	Positive impact	We employ large numbers of people, thereby supporting their livelihood. As such, we have an opportunity to elevate the workforce in our region and ensure team member satisfaction.	✔ Direct	○ Suppliers	○ Partners
Health, Safety and Well-Being	Positive and negative impact; Potential human rights impact	Our diverse working conditions may present various impacts to the health, safety and well-being of our team members and contractors.	✔ Direct	✔ Suppliers	○ Partners
Diversity, Equity and Inclusion	Positive impact; Potential human rights impact	We have a responsibility to foster an inclusive culture at our resorts and with our team members, suppliers and community partners.	✔ Direct	✔ Suppliers	✔ Partners
Human Rights	Positive and negative impact; Potential human rights impact	As a large-scale resort operator, potential for human rights abuses in the areas of human trafficking and discrimination and harassment have been identified.	✔ Direct	✔ Suppliers	○ Partners
Responsible Gaming and Financial Crime Prevention	Positive and negative impact	Our business provides opportunities for guests to participate in gaming activities, which could have negative consequences for participants who engage in risky behavior.	✔ Direct	○ Suppliers	✔ Partners

COMMUNITIES	OUR IMPACT		CONTRIBUTORS		
Hardship Relief	Positive impact	We help our region provide critical relief to people facing hardship and have formed deeply committed and long-standing partnerships with community organizations that address social issues.	✔ Direct	○ Suppliers	✔ Partners
Education	Positive impact	We support efforts to empower youth during their formative school-age years and create opportunities for underrepresented groups.	✔ Direct	○ Suppliers	✔ Partners
Local Business and Partner Development	Positive impact	Our expertise and resources as a global company can help advance the success of local businesses and nonprofit organizations.	✔ Direct	○ Suppliers	○ Partners
Disaster Response and Preparedness	Positive impact	We assist in equipping our region to handle adverse situations, provide immediate relief during crises and support long-term recovery.	✔ Direct	○ Suppliers	✔ Partners
Cultural and Natural Heritage	Positive impact	In appreciation for the strengths of the community that host and inspire our resorts, we preserve, celebrate and protect their unique cultural and natural assets.	✔ Direct	○ Suppliers	✔ Partners

GOVERNANCE	OUR IMPACT		CONTRIBUTORS		
Responsible Business	Positive and negative impact	Non-compliance with our standards, policies and procedures has the potential to create unethical business relationships and economic impact.	✔ Direct	○ Suppliers	✔ Partners
Supply Chain Management	Positive and negative impact; Potential human rights impact	Business relationships with high-risk and disreputable suppliers have the potential to impact the environment and local community.	✔ Direct	✔ Suppliers	○ Partners

56 SANDS CHINA ESG REPORT 2022 ENVIRONMENT The Huaiyang Garden at The Londoner Macao

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 57 MANAGEMENT APPROACH LOW CARBON TRANSITION Oversight and Responsibilities The ESG Committee of our Board of Directors ultimately oversees ESG-related issues, while named department owners sponsor related goals, targets and programs, and we link a portion of performance-related compensation to the Company’s strategic ESG goals. Our Global Chief Sustainability Officer (CSO) oversees and directs the Sands ECO360 global sustainability program, which encompasses the Company’s low-carbon transition initiative. Our Sustainability team is responsible for managing and implementing low-carbon transition initiatives at the property level, working closely with other departments as needed. Additional details on management of climate risk and opportunities can be track found in the TCFD index pages 107-111. Policies LVS Global Environmental Responsibility Policy Sustainable Development Standards Targets and Commitments We set internal and external qualitative and quantitative targets for emissions and energy reduction, which includes our 2025 science-based target of reducing emissions by 17.5%. Our program supports UN SDG 7: Affordable and Clean Energy. We are committed to transparency through disclosure of our performance on our low-carbon transition plan through with annual ESG reporting, S&P Global’s Corporate Sustainability Assessment (CSA), CDP Climate and TCFD. Strategy Guided by the SBTi, we have focused our low-carbon transition strategy on reducing climate impact through energy efficiency, renewable energy and transportation. Our resorts leverage cutting-edge building technology for energy savings, and our Sands China ECOTracker program provides a framework for managing our conservation initiatives. Energy efficiency: Reducing energy consumption is our foundation strategy to decrease GHG emissions. We aim to design buildings that conserve electricity and deploy new technologies to reduce energy consumption during ongoing operations. Renewable Energy: We seek out renewable energy solutions to complement our existing systems, including on-site solar thermal systems, and increasing our purchase of renewable energy certificates in regions near our properties in Macao to support the transition to zero-carbon grids. Transportation: We are focused on electrifying our equipment and transitioning guest shuttle buses to electric and alternative fuel sources, while leveraging carbon offsets for hard-to-decarbonize air and ferry travel. Training and Communication Training and communication on topics such as energy efficiency, renewable energy procurement and innovative trends in building and design are provided to relevant departments including facilities, engineering, procurement, and design and development. This input helps departments understand their connection to the Company’s low-carbon transition strategy and how their efforts can impact achievement of our goals. Evaluation and Adjustments Our properties are equipped with building management systems and submeters to track various energy-related KPIs. On a monthly basis, we track and perform trend analysis of electricity, natural gas and fuel use for our buildings and transportation services. We also conduct internal trend analysis to understand how weather, efficiency projects and business performance contribute to progress against our targets. Our Sands China ECOTracker program provides visibility to coordinate all projects related to energy efficiency, reduction and innovation. Additionally, we assess and monitor the Company’s climate-related risks through both qualitative and quantitative analysis. Details are available in our TCFD disclosure pages 107-111. The pandemic also continued to play a role in our emissions performance, with reduced visitation in Macao during the year. We expect normal operational levels to resume in the near future and remain committed to efficiency and renewable energy projects that create lasting performance.

58 SANDS CHINA ESG REPORT 2022

GHG Emissions Summary

	2018	2019	2020	2021	2022
Scope 1 GHG emissions (MT CO_2e)	207,607	167,414	33,476	25,703	31,253
Scope 2 location-based GHG emissions (MT CO_2e)[1]	540,528	576,832	430,270	516,082	348,941
Scope 2 market-based GHG emissions (MT CO_2e)[1]	540,528	576,831	406,144	483,282	301,064
Scope 3 waste only GHG emissions (MT CO_2e)[2]	33,251	46,824	42,041	39,308	6,959[3]
GHG intensity (S1 + S2 MTCO_2e/1,000 conditioned sq. ft.)	26.5	26.4	15.6	18.1	11.8
GHG intensity (S1 + S2 MTCO_2e/million US$ revenue)	N/A	84.5	261.2	177.3	207.1
Approved science-based target	Yes	Yes	Yes	Yes	Yes

GHG Emissions

Air Emission	Fuel Consumed (GJ)	Distance Travelled (KM)	NOX Emission (KG)	SOX Emission (KG)	PM Emission (KG)
Natural gas	130,062	N/A	520.2	2.6	N/A
Liquefied petroleum gas (LPG)	121,721	N/A	486.9	2.4	N/A
Bus fleet – Diesel fuel	24,568	1,943,172	4,705.6	9.8	218.2
Bus fleet – Compressed natural gas (CNG)	53,947	3,111,271	N/A	N/A	N/A
Limousines fleet – Unleaded gasoline fuel	8,033	1,111,730	83.0	4.1	6.1
Cotai Water Jet (CWJ) – Marine fuel	13,756	N/A	N/A	N/A	N/A

Scope 3 Emissions Summary (MT CO_2e)[4]

	2022
Purchased goods and services	114,741
Capital goods	65,930
Fuel and energy-related activities	129,000
Upstream transportation and distribution	873
Waste generated in operations	6,959
Business travel	75
Employee commuting	10,160
Upstream leased assets	944
Investments	0
Scope 3 total GHG emissions (MT CO_2e)	328,681

Absolute Emissions, Scope 1 & 2 (MT CO_2e)

2025 Target: 17.5% decrease in emission from 2018

Performance % from baseline[5]: -56%


748,135
744,246
439,620
508,985
332,317
Target
2018
(Baseline)
2019
2020
2021
2022

Carbon Footprint (MT CO_2e)


Scope 1
Mobile combustion 0.9%
Fugitive emissions 2%
Stationary combustion 2%
Scope 2
Electricity 51%
Scope 3
Supply chain 45%
TOTAL
732,298

1 Scope 2 location-based and Scope 2 market-based are defined in the GHG Protocol Scope 2 Guidance, 2015
2 Emissions from waste generation include waste to landfill and waste to incineration from operations and construction. Emissions from recycled waste have not been included in the Scope 3 emissions total.
3 Reduction in 2022 due to emission factor update.
4 Scope 3 model has been updated and refined in 2022.
5 The operational downturn associated with the global pandemic impacted this result.

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 59

Energy Summary

	2018	2019	2020	2021	2022
Energy consumption (GJ)	5,177,592	4,782,960	2,386,015	2,637,411	2,515,034
Energy consumption (MWh)[1]	1,438,220	1,328,600	662,782	732,614	698,621
Renewable energy consumption (MWh)	N/A	N/A	30,704	40,076	115,081
RECs (MWh)	0	0	30,500	40,000	115,000
Non-renewable energy consumption (MWh)	1,438,220	1,328,600	662,579	732,538	698,539
Energy intensity (GJ/conditioned sq.ft.)	0.2	0.2	0.1	0.1	0.1
Grid electricity (% of total energy)	45%	49%	82%	86%	86%
Renewable energy (% of total energy)	0%	0%	5%	6%	17%
Energy efficiency initiatives (GJ)	N/A	N/A	8,300	3,273	7,862
% of sq. ft. certified to LEED standards	N/A	14%	14%	14%	14%

Energy Consumption (GJ)

Direct energy	
Renewable	
Solar thermal	292
Non-renewable	
Gasoline	8,033
Diesel[2]	38,867
Natural gas[3]	184,009
LPG	121,721
Total direct energy	**352,922**
Indirect energy	
Non-renewable	
Electricity	2,162,112
Total indirect energy	**2,162,112**
Other renewable	
RECs[4]	414,000
Total energy consumption	**2,515,034**

Increasing Renewable Energy Consumption (MWh)[5]


0
0
30,704
40,076
115,081
2018
2019
2020
2021
2022

The drop in emissions in 2020 is associated with the global economic downturn caused by the pandemic, while the slight increase in 2021 represents the start of the recovery. In June 2022, Macao faced another COVID-19 outbreak which further affected visitation levels versus 2019. The purchase of renewable energy credits and ongoing efficiency projects also contributed to decreases in energy and emissions.

1 1 megawatt-hour = 3.6 gigajoule
2 Diesel includes mobile diesel, stationary diesel and marine fuel.
3 Natural gas includes CNG, natural gas and town gas.
4 RECs are not counted as energy consumption, but demonstrate energy accounted for at a zero-emission factor.
5 Renewable energy includes solar thermal and RECs.

60 SANDS CHINA ESG REPORT 2022

MANAGEMENT APPROACH

WASTE

Oversight and Responsibilities

Our CSO is responsible for managing environmental topics including our waste initiatives and oversees the Sands ECO360 global sustainability program, reporting to the President and Chief Operating Officer (COO). Our Sustainability team is responsible for managing and implementing waste initiatives at the property level, working closely with other departments as needed.

Policies

- LVS Global Environmental Responsibility Policy

Targets and Commitments

We set internal and external qualitative and quantitative targets for waste, including a 12% reduction in campus-wide food waste and to increase our operational diversion rate to 20%. Our program supports UN SDG 12: Responsible Consumption and Production.

Strategy

Our resorts generate a variety of waste items with food representing a large portion of our waste stream. Developing and renovating properties also generates large amounts of waste, which can be challenging to recycle. We reduce our waste streams by consuming less when possible and reusing and recycling more.

Operational Waste – We work to increase recycling in key categories such as playing cards, cardboard, linen and plastic packaging. Where appropriate, we avoid over-purchasing and employ reuse models.

Construction Waste – We handle construction waste from new development projects responsibly, leveraging leading environmental building practices such as LEED. We also prioritize liquidation and recycling of assets during remodels and renovations.

Food Waste – Food waste represents the single-largest waste stream in our operations. We have employed a multifaceted food waste strategy that includes:

Prevention: Reducing the amount of food destined for the waste stream by addressing unnecessary inefficiencies, spoilage and overproduction, while encouraging a culture of taking only what is needed.

Rescue: Donating usable food to organizations that feed people and animals.

Diversion: Keeping food out of landfills and exploring opportunities to generate additional value from food products when possible.

Measurement: Monitoring food production using artificial intelligence technology and data logs in our Winnow and digestor systems and conducting periodic audits and waste-characterization studies.

Collaboration: Working with regional partners to repurpose food and find alternative uses for food waste.

Training and Communications

To drive necessary behavior change in support of our recycling and food waste management processes, we host internal trainings and facilitate collaborations among team members such our chefs and stewarding staff. Communication to team members in our dining facilities helps reduce food waste and aids in waste separation.

Evaluation and Adjustments

We employ several strategies to analyze food production and prevent waste. In team member restaurants, we measure pre- and post-consumption food and use digester data logs to track food waste. We also monitor food production in our kitchens using Winnow and other artificial intelligence technologies that deliver actionable insights to help kitchen staff identify opportunities for menu adjustments and change food orders to reduce waste. Finally, we conduct periodic audits and waste-characterization studies to understand the composition of our general waste stream.

Waste Summary

	2018	2019	2020	2021	2022
Total waste generated (MT)	38,038	65,723	84,632	80,669	16,595[1]
Total waste incinerated or landfilled (MT)	33,425	57,227	77,203	73,300	14,425
Hazardous waste disposed (MT)[2]	N/A	N/A	N/A	2.6	4.7
Total waste rescued or diverted (MT)	4,613	8,496	7,429	7,369	2,171
Operational diversion rate	12%	15%	15%	13%	14%
Construction diversion rate	N/A	10%	7%	8%	4%

Food Waste

	2018	2019	2020	2021	2022
Total food waste generated (MT)	12,826	12,989	5,542	6,710	5,427
Total food waste prevented, rescued or diverted (MT)	715	825	340	425	664
Total food waste discarded (MT)[3]	12,111	12,164	5,202	6,285	4,763
Food waste intensity[4]	94%	94%	94%	94%	88%

1 Total waste generated reduced due to less renovation/construction waste.

2 Disposed via incineration.

3 Total food waste and food waste discarded cannot be directly measured and therefore is estimated using DSPA metrics.

4 Food waste intensity is the inverse of our food waste diversion rate and includes food waste prevention, diversion and rescue.

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 61 Waste Diversion (%) 2025 Target: Increase in operational diversion rate to 20% Performance % diversion: 14% Target 15% 15% 14% 12% 13% 2018 2019 2020 2021 2022 Food Waste Diversion (%)1 2025 Target: 12% of food waste campus-wide is prevented, rescued or diverted Performance % diversion: 12% 12% Target 6% 6% 6% 6% 2018 2019 2020 2021 2022 Diverted Materials (metric tons) Diverted Materials2 13% | 2,1713 Standard4 1,422 Food waste5 336 Digestion 211 Animal feed 1 Compost 10 Cooking oil reuse 102 Food rescue 1 Food dewatering 12 Construction 50 Other6 363 Non-Diverted Materials 87% | 14,425 Landfill 1,228 Incinerated7 13,197 Total 16,595 Discarded Food Waste (metric tons) The Venetian Macao 1,830 The Londoner Macao 1,537 The Parisian Macao 681 The Plaza Macao 466 Sands Macao 250 Total discarded 4,763 In 2022, our operational waste diversion performance increased to 14% due to our waste management program, including enhancing waste separation to improve recycling, and restarting the recycling of our playing cards. Our food waste diversion rate increased to 12% thanks to processes and programs in our kitchens and restaurants and continued scaling of artificial intelligence technology and food waste digesters. The operational downturn associated with the global pandemic impacted these results. Our operational diversion rates suffered in 2020 and 2021 due to disruptions and policy changes in global recycling markets, staff shortages that decreased sorting capabilities and an increase in unrecyclable waste such as single-use disposables due to operational changes from the pandemic. The reduction in 2021 was also driven by an increase in difficult-to-recycle construction waste in Macao. 1 Total campus-wide food waste generated is estimated using waste stream data or property estimates, while food waste prevention, rescue and diversion uses actual or calculated data. Food waste prevention is defined as food waste that was not generated as a result of a prevention initiative. Food waste rescue includes food donated to food pantries and other nonprofit organizations. Food waste diversion includes food waste diverted from landfill via digestion, animal consumption or composting. 2 Waste diverted includes reuse/donation, composting, food waste digestion and animal feedstock. 3 Waste data with adjustment completed after the issuance of the assurance statement: updated other diverted materials 327MT, updated diverted materials 2,135 MT; updated total waste 16,559 MT. Diverted rate is 13% and non diverted rate is 87%. 4 “Standard” includes: plastic, aluminum, cardboard, paper, glass and metal. 5 “Food waste” includes: food waste, food donations, and cooking oil. 6 “Other” includes: recovered assets, batteries, e-waste, donations, light bulbs, soap, shampoo, amenities and horticulture waste. 7 Waste sent to incineration includes hazardous and non-hazardous waste.

62 SANDS CHINA ESG REPORT 2022

MANAGEMENT APPROACH

PLASTIC AND PACKING

Oversight and Responsibilities

Our CSO is responsible for managing environmental topics including plastic and packaging and oversees the Sands ECO360 global sustainability program, reporting to the President and Chief Operating Officer. Our Sustainability team is responsible for managing and implementing plastic and packaging initiatives at the property level, working closely with other departments as needed.

To support our plastic and packaging strategy, our Sustainability team works jointly with Procurement and other departments to assess and implement alternative solutions.

Policies

- LVS Global Environmental Responsibility Policy
- Sustainable Procurement Policy

Targets and Commitments

We set internal and external qualitative and quantitative targets, including a target to employ sustainable solutions for 100% of our Sands China-branded water bottles by 2025. Our program supports UN SDG 12: Responsible Consumption and Production.

Strategy

We have set a primary focus on addressing our highest-volume single-use disposables and packaging materials, including but not limited to single-use water bottles, in-suite amenities, and slippers, take away containers, cutlery, and coffee cups. For these items, we aim to eliminate, reuse, replace and recycle wherever possible.

Plastic and Packaging (% sustainable by weight)

2025 Target: 100% Sands China-branded water bottles incorporating sustainable solutions

% achieved: 69%


100%
Target
69%
49%
0%
0%
2%
2018
2019
2020
2021
2022

We are committed to optimizing materials and resources by eliminating unnecessary forms of consumption, moving to reuse models where feasible, replacing single-use materials with renewable and sustainable alternatives, and recycling as much as possible.

Single-Use Disposables: We strive to eliminate problematic single-use plastic items that are more prone to escaping into the environment, polluting waterways and harming recycling systems, or to employ reuse models where possible.

Packaging: We work to increase recycling of key categories such as cardboard, linen and plastic packaging, and reduce the amount of packaging utilized across our portfolio of in-suite guest amenities.

Training and Communication

Our Sustainability team engage and educate relevant departments on the importance of transitioning from plastic and packaging.

Evaluation and Adjustments

In our quest to consider alternative materials, we ensure their sustainability with quantitative evidence backed by science, using the principles of life cycle assessment for evaluation across many indicators.

Sands China-Branded Water Bottles

	2018	2019	2020	2021	2022[1]
% by weight of total Sands China-branded water bottles made from sustainable materials[2]	0%	0%	2%	49%	69%
Total weight of Sands China-branded water bottles made from plastic materials (MT)	467	428	67	118	83

Sustainable materials are identified using life cycle assessments to quantify and compare the environmental impacts of different materials across all stages of the product's life cycle. We consider recycled polyethylene terephthalate (rPET) a sustainable material, as its carbon footprint is lower than non-recycled polyethylene terephthalate (PET) or other assessed alternatives.

1 In 2022, we greatly increased the proportion of Sands China-branded water bottles that are made from sustainable materials to 69% for resort operations.

2 Sustainable materials include reusable or rPET.

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 63

MANAGEMENT APPROACH

SOURCING

Oversight and Responsibilities

Sustainable sourcing is integrated into our overall Supply Chain strategy, which is overseen by our Global Chief Procurement Officer. Our local Procurement team works with user department heads and the Sustainability team to assess alternatives and increase sustainable purchasing. We dedicate buyers in each region to focus on sustainable sourcing.

Policies

- LVS Global Environmental Responsibility Policy
- Sustainable Procurement Policy
- Sustainable Development Standards
- LVS Global Bluefin Tuna Sourcing Restriction Policy

Targets and Commitments

We have set internal qualitative and quantitative targets for sustainable sourcing. Our program supports UN SDG 12: Responsible Consumption and Production and UN SDG 14: Life Below Water.

Strategy

We procure thousands of products and services to deliver an exceptional guest experience, and our buildings require constant upkeep of fixtures and equipment. We strive to source products and services that are environmentally conscious and contribute to supporting our community, in line with established criteria and to increase opportunities for sustainable performance.

Sustainability criteria for all products and materials are outlined in a category-level framework that incorporates preferences for third-party sustainability certifications such as the Forest Stewardship Council, the Marine Stewardship Council and Fairtrade. In certain product categories, sustainability criteria must be met for purchasing. For other categories, criteria must be followed, where feasible, while sustainable attributes are being explored.

Sustainable Food: We source eco-friendly ingredients and provide sustainable cuisine in restaurants by selecting foods with credible certifications, ensuring animal welfare, increasing plant-based proteins and addressing commodities of concern. Seafood is a priority category because of our spending level, and we drive progress in sustainable seafood sourcing by partnering with WWF and being a member of the Hong Kong Sustainable Seafood Coalition.

Building Design and Renovation: We integrate energy-saving technologies and environmentally preferred products and materials including facilities equipment, LED lighting, carpet and furniture.

Resort Operations: We explore sustainable options for incorporation in business processes and the guest experience including guestroom amenities, laundry services, transportation and technology equipment.

Training and Communication

Training is provided to educate local Procurement teams on sustainable product certifications, desirable product and service attributes, and our annual sustainable sourcing action plan and goals. Additionally, local Procurement team members attend annual trainings on our Code of Business Conduct and Ethics and Human Trafficking Prevention Policy.

We engage our suppliers in ongoing dialogue to monitor their performance, promote our preference for products and services that are environmentally conscious and supportive of our community, and educate them on environmental considerations and impacts of service delivery. Business reviews are held with key suppliers to communicate priorities, discuss their performance scorecards (including sustainability and corporate culture metrics) and define improvement action plans. For certain product categories, suppliers are asked to report on various attributes of their products or services to aid us in assessing and reducing our footprint.

Evaluation and Adjustments

On a monthly basis, we evaluate sustainable spend of key procurement areas including food and beverage, building facilities, operating supplies and marketing materials. Specifically, we evaluate sustainable spending on commodities such as seafood, coffee and tea, cleaning products, LED light bulbs, and paper materials.

To keep our criteria current, our category framework is updated annually in alignment with third-party certifications, with additional exploration conducted as needed.

Sustainable Spend[1]

	2021	2022
Seafood[2]	27%	11%
LED lightbulbs	99%+	100%
Paper hygiene	98%	98%
Bed linen	100%	100%
Printed materials[3]	49%	27%
Coffee, tea & beverages	0%	24%

1 Sustainable spend is considered to be products and services that meet our global sustainability criteria and requirements.

2 In 2022, we tightened our sustainable seafood sourcing requirement to only sources with actual WWF sustainable certificates. As a result, 107 species that fell under the WWF guideline but without certificates were removed from our sourcing list, bringing down the percentage of our sustainable seafood sourced to 11%.

3 Sustainable printing goods such as paper bags, takeaway bags, and vouchers received less orders. The decrease was also driven by the operational downturn associated with the global pandemic which impacted this result.

64 SANDS CHINA ESG REPORT 2022 MANAGEMENT APPROACH WATER Oversight and Responsibilities Our CSO is responsible for managing water stewardship initiatives as part of the Sands ECO360 global sustainability program. Our Sustainability team manages and implements water initiatives at the property level, working closely with other departments as needed. The Drop by Drop Project, our community water stewardship community, is co-managed with social enterprise Clean the World. Policies LVS Global Environmental Responsibility Policy Sustainable Development Standards Targets and Commitments We have set internal and external qualitative and quantitative targets for water stewardship, including a 3% reduction in potable water use per active square foot. Our water program supports UN SDG 6: Clean Water and Sanitation and UN SDG 14: Life Below Water. We are committed to transparency and disclose our performance through S&P Global CSA and CDP Water. Strategy Water is a core component in our resorts as it is essential to pools, spas, fountains, hotel rooms, cooling systems, and food and beverage operations. Many of our resorts are located in the Pearl River Delta near coastlines, making protection of these waterways a priority for the Company. Our strategy focuses on conserving water through efficiency, increasing water reuse and recycling, and protecting water ecosystems that benefit the local environment. Water Efficiency: We work to incorporate sustainable solutions by upgrading water systems with low-flow fixtures and high-efficiency equipment, enacting water-conservation policies, and encouraging sensible water usage in collaboration with food and beverage, cleaning services and housekeeping teams. Water Reuse: We aim to increase use of non-potable water for landscaping, restrooms, cooling towers and other uses through rainwater capture and cooling condensate water recovery, as well as seeking opportunities to expand our water-recovery systems. Ecosystems: We partner with regional water champions to reinvigorate biodiverse ecosystems, increase resiliency, preserve ecologically significant waterways, provide ecosystem services that reduce flood risk and sequester carbon, and engage our community with awareness activities. Training and Communications To drive behavior change in support of our water conservation polices, we host team member trainings and encourage collaboration among food and beverage, housekeeping and cleaning services departments. Through the Drop by Drop Project, we create connections and communicate with our local community on important water topics and initiatives. Evaluation and Adjustments We track various water-related KPIs to understand progress against our targets and commitments. On a monthly basis, we evaluate performance and conduct trend analysis of potable and non-potable water use for our buildings. We also analyze how water projects and business performance contribute to progress against our targets. The Sands China ECO Tracker program manages the implementation of water-related efficiency, reduction and innovation projects. Pool at The Londoner Court

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 65

Water Summary

	2018	2019	2020	2021	2022
Water withdrawal (megaliters)	6,853	6,979	4,270	5,082	4,801
Water discharge (megaliters)[1,2]	N/A	N/A	N/A	3,626	3,655
Water consumption (megaliters)[2]	N/A	N/A	N/A	1,456	1,146
Water withdrawal in high-stress regions[3]	0%	0%	0%	0%	0%
Water use intensity (gal. potable water/active sq.ft.)	54	56	33	38	36
Incidents of non-compliance with water regulations	0	0	0	0	0

Water Use (Gallons/Square Foot)

2025 Target: 3% decrease in potable water use per active sq.ft. from 2019

% Performance from baseline[3]: -36%


Target
54
56
33
38
36
2018
2019
(Baseline)
2020
2021
2022

Water Use (Million Gallons)


Potable municipal water 1,268
TOTAL
WATER USE
1,268

The drop in potable water use per active square foot in 2020 is associated with the global economic downturn caused by the pandemic, while the slight increase in 2021 represents the start of the recovery. In June 2022, Macao faced another COVID-19 outbreak which further affected visitation levels versus 2019. Ongoing efficiency and water-diversification projects also contributed to decreases. Our 2025 target was set against a pre-pandemic baseline and with the expectation that the business will return to normal levels.

1 All discharge is sent to municipality.

2 Water discharge and consumption have been restated for 2021.

3 High-stress regions are those classified by the World Resources Institute's Water Risk Atlas tool, Aqueduct, as High or Extremely High Baseline Water Stress.

66 SANDS CHINA ESG REPORT 2022 MANAGEMENT APPROACH BIODIVERSITY ( EMERGING TOPIC) Oversight and Responsibilities Our CSO is responsible managing environmental topics, including biodiversity, as part of the Sands ECO360 global sustainability program, and reports directly to the President and Chief Operating Officer. Our Sustainability team manages and implements initiatives at the property level, working closely with other departments as needed. Policies LVS Global Environmental Responsibility Policy Sustainable Procurement Policy LVS Global Bluefin Tuna Sourcing Restriction Policy Targets and Commitments Our program supports UN SDG 14: Life Below Water. Strategy Biodiversity has emerged as an increasingly important ESG topic for our business and had historically been addressed as part of our strategies for water and sourcing. We are continuing to evolve our strategy and have been developing and refining our approach around the most relevant priorities and outcomes. Deforestation: We aim to reduce reliance on materials and products, such as palm oil, high-volume wood and paper products, and agricultural commodities, such as coffee and cocoa, that contribute to deforestation. Ocean Health: We work to protect marine environments and safeguard vulnerable species. We prioritize sustainable seafood procurement for our restaurants and create region-specific sustainability strategies guided by international standards and partnerships with leading nongovernmental organizations. Nature Conservation: We preserve local ecological systems through environmental education and carbon offsets. We also partner with regional water champions to reinvigorate biodiverse ecosystems, increase resiliency, preserve ecologically significant waterways, provide ecosystem services that reduce flood risk and sequester carbon, and engage our community with awareness activities. Training and Communication At this early stage of strategy evolution, we have focused on our Sustainability team for trainings on biodiversity. Evaluation and Adjustments We continue to evaluate the indicators provided in the following tables to best represent our progress and inform our strategy. Biodiversity Assessment Operations Number of sites with biodiversity impact assessment1 5 Number of protected areas within 50km of sites2 15 Sites in close proximity to critical biodiversity (within 2 km)3 0 Threatened species that potentially occur within 50km of sites4 512 Critically endangered 5 Endangered 13 Vulnerable 14 Supply Chain Biodiversity Assessment Spend with potential to impact ocean health5 2% Seafood procured sustainably 11% Spend with potential impact to deforestation6 1% Paper and wood products procured sustainably 42% 1 Total number of sites are The Venetian Macao, The Plaza Macao, The Parisian Macao, The Londoner Macao and Sands Macao. 2 The Integrated Biodiversity Assessment Tool (IBAT) as developed by the IBAT Alliance was used as a foundation to determine proximity to areas designated as ecologically important or critical areas for biodiversity. 3 If IBAT determined site proximity to these sites, a deeper analysis was performed to verify if the site was within 2 km. 4 Further examination is needed to understand what endangered species may be near (defined as within 5 km) the areas where we operate. 5 Includes percent of spend from total for seafood. 6 Includes percent of spend from total for paper hygiene, printed goods, cased goods and upholstered goods.

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 67 Annual mangrove planting in Macao

68 SANDS CHINA ESG REPORT 2022 SOCIAL Londoner Court In Suite Services

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 69 MANAGEMENT APPROACH WORKFORCE DEVELOPMENT Oversight and Responsibilities Our Human Resources department has the responsibility of managing our workforce development initiatives, with oversight by the Senior Vice President of Human Resources. Policies Team Member Handbook Targets and Commitments Sands China is committed to investing 7 million training hours in workforce development training by 2025 to enable career progression for our team members and promote advancement of the talent pool in the hospitality industry. Our workforce development initiatives support UN SDG 5: Gender Equality, UN SDG 8: Decent Work and Economic Growth, and UN SDG 10: Reduced Inequalities. To provide transparency, we disclose our performance in alignment with the HKEX ESG Reporting Guide and through the S&P Global CSA. Strategy Whether focused on our own team members, future employees or the broader local workforce, we are dedicated to advancing career prospects and earning power through five categories of development: hospitality-related hard skills, business-related soft skills, personal well-being, hospitality and workforce education, and advancement of underrepresented groups. Team Member Advancement and Personal Development – We help our people succeed through training, development and a strong physical, mental and social foundation. Supplier Engagement – We provide resources and tools that enable suppliers and partners to increase business opportunities. Hospitality Education and Job Skills – We support higher education and learning programs for hospitality professionals and the local labor pool. Training and Communication Our training and development initiatives help facilitate career progression at every stage and are complemented by programs that foster overall physical, mental and social well-being. Developmental programs and benefits are communicated in our Team Member Handbook and online platforms. Additional engagement mechanisms are utilized on a periodic basis such as daily communication through intranet homepage, staff mobile app, newsletters, pulse surveys, townhall meetings and focus groups. Company’s team member communication email is also available to enhance frequency of employee communication. Sands China offers 20 talent development programs along with educational sponsorships, vocational competitions and mentorships. We also support cross-functional empowerment initiatives that enable team members to diversify their skill sets and pursue career opportunities within the Company. Evaluation and Adjustments We evaluate our performance on an ongoing basis, leveraging regional human resource information systems. Data tracking, visualizations and pulse surveys on various topics inform our people management programs and processes. Team members have accessible avenues for reporting grievances directly to management or through an anonymous ethics portal. We employ a robust and confidential fact-finding process to review reported issues and determine any remedial measures needed. We also maintain an open and ongoing dialogue with local labor unions to address opportunities, emerging topics and areas of concern. Sands China manages, reviews and recognizes team members, as well as helps plan career pathways, through a three-part performance appraisal program. This approach allows managers to provide ongoing measurement, feedback and coaching related to job performance and career progression. In addition, we continuously recognize our employees’ contributions and commitment to our Company. This includes the “Our 15 Years of Excellence” and “Our Perfect 10, Thank You” Recognition Ceremony, Because We Care Program, Londoner Pride, and Parisian Heart. Sands China celebrates Chinese New Year

70 SANDS CHINA ESG REPORT 2022

WORKFORCE DEVELOPMENT

Workforce Employment Type[1]

	Female	Male	Macao	Zhuhai	Hong Kong	Total
Total workforce	12,872	11,631	23,986	462	55	24,503
Permanent	12,862	11,626	23,973	460	55	24,488
Temporary	10	5	13	2	0	15

Employment Type

	Female	Male	Macao	Zhuhai	Hong Kong	Total
Full-time	12,761	11,554	23,800	460	55	24,315
Part-time	111	77	186	2	0	188
Full-time equivalents (FTEs)	12,817	11,593	23,893	461	55	24,409

Hiring

	Total
Total number of new hires[2]	984
Rate of new hires	4%
% positions filled by internal candidates	14%
Average hiring cost/FTE[3]	US$2,145

Hiring – by Gender

	Rate	Total
Male	56%	550
Female	44%	435

Hiring – by Age

	Rate	Total
Less than 30 years	45%	447
30-50 years	51%	503
More than 50 years	4%	35

Hiring – by Region

	Rate	Total
Macao	97%	954
Zhuhai	2%	20
Hong Kong	1%	10

Hiring – by Level

	Rate	Total
Directors and above	2%	16
Managers	8%	78
Supervisors/Specialists	10%	96
Rank and file	81%	794

Turnover

	Rate	Total
Total team member turnover	10%	2,544
Voluntary team member turnover	7%	1,737

Turnover – by Gender

	Rate	Total
Male	54%	1,368
Female	46%	1,176

Turnover – by Age

	Rate	Total
Less than 30 years	27%	698
30-50 years	55%	1,397
More than 50 years	18%	449

Turnover – by Region

	Rate	Total
Macao	98%	2,497
Zhuhai	1%	31
Hong Kong	1%	16

% of Employee Earning Above Minimum Wage

	2022
Macao	100%

Collective Bargaining

	2022
Certain employees in Macao may be part of gaming associations that provide forums for discussion between the gaming concessionaires and their workforce. Such informal discussions do not reach the level of collective bargaining	N/A

1 Data as of December 31, 2022

2 The number of new hires in 2022 decreased due to the operational downturn associated with the global pandemic.

3 Increased total spend on hiring due to the efforts on supporting the Macao Labor Bureau initiative on matching unemployed local talents. Numerous job fairs were held for Macao residents with several rounds of interviews to increase the successful rate of placement.

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 71

Investment In Workforce Development

	2022
Compliance training	75,529
Team member hard skills	2,039,469
Team member soft skills	152,595
Other team member training	26,298
Hospitality workforce training	3,242
Total training hours	2,297,133

Workforce Development Investment

2025 Target: 7 million training hours in workforce development training

Training hours since 2021: 3,974,022 hours


2021
1.67 million hours
2022
2.29 million hours
Target
7 million hours

Investment in workforce development covers mandatory and voluntary training[1] for team members as well as training for external parties (retail tenants, suppliers, etc.).

Training and Development

	2022
Average hours of training per full-time equivalents (FTE)	92.95
Average spend on training and development per FTE	US$935.3
Data coverage	100%

Training and Development – Breakdown

	Female	Male	Director and Above	Manager	Supervisor/ Specialists	Rank and File
Average hours of training per full-time equivalents (FTE)	101	84	18	33	56	109
% of team members received training[2]	47%	53%	5%	25%	17%	53%

Training and Development – Breakdown

	Compliance	Hard Skills	Soft Skills	Wellness & Better Self
Average hours of training per FTE	3	84	6	1

Performance Reviews

	Total
Team member receiving reviews	99%

Performance Reviews – Breakdown

	Female	Male	Director and Above	Manager	Supervisor/ Specialists	Rank and File
Team member receiving reviews	53%	47%	2%	12%	10%	76%

Team Member Engagement[3]

	2018	2019[4]	2020[5]	2021	2022
Actively engaged team members	74%	N/A	N/A	65%	69%
Percent of team members surveyed	67%	N/A	N/A	14%	82%

Team Member Engagement - Breakdown[6]

	Female	Male	Less than 30 years	30-50 years	More than 50 years	Manager and Above[7]	Supervisor/ Specialists and Rank and File[7]
Actively engaged team members	69%	70%	67%	64%	78%	57%	71%

1 Non-mandatory excludes: SCL Annual Policies Training & AML Training; New Hire Orientation; OSH and Professionalism Training; Cross-trainings, Elite programs and Level up programs; and departments' trainings.
2 Training refers to vocational training.
3 Team member engagement represents the percentage of actively engaged team member determined via engagement surveys.
4 No survey was conducted in 2019 as prior engagement surveys were hosted biennially.
5 No survey was conducted in 2020 due to the challenges presented by the COVID-19 Pandemic.
6 Breakdowns by category for this metric determined by dividing the actively engaged employees by the total number of survey respondents in each category.
7 A pulse survey approach was utilized in 2022 where surveys are conducted on a smaller scale but more frequent intervals by department and by property. Thus, team members are grouped into 2 levels to maintain anonymity.

72 SANDS CHINA ESG REPORT 2022 MANAGEMENT APPROACH DIVERSITY, EQUITY AND INCLUSION Oversight and Responsibilities The diversity, equity and inclusion (DEI) program is led by the ESG Committee with support from senior leaders overseeing each area of focus, including Human Resources, Procurement and Legal teams. Policies Code of Business Conduct and Ethics Preventing Discrimination and Harassment Policy Reporting and Non-Retaliation Policy LVS Diversity Statement Targets And Commitments We are committed to ensuring an inclusive and collaborative working environment with a deep appreciation and respect for the diverse backgrounds of our team members, guests and business partners. Our focus on creating a diverse and inclusive culture spans the recruitment, training and development of team members, as well as engagement with business and community partners. By 2025, we are striving to increase female representation in junior management to 47%, and we have already achieved 45% female representation in management as part of our path to achieving gender parity. Our DEI initiatives support UN SDG 5: Gender Equality and UN SDG 10: Reduced Inequalities. We are also committed to transparency and disclose our performance in alignment with HKEX ESG Reporting Guide and through the S&P Global CSA. Strategy We have identified five essential areas for our DEI efforts: human resources and talent management, supplier diversity and inclusion, community investments in diverse organizations, corporate governance, and benchmarking and communications. Human Resources and Talent Management – We foster an environment in which team members are able to fully actualize their potential, resulting in a more diverse, skilled and experienced workforce that is better-prepared for leadership positions within the Company. We also focus on recruitment and selection practices that yield a diverse range of candidates at all levels. Supplier Diversity and Inclusion – We enhance opportunities, strengthen relationships and foster innovation with small and local businesses, and diverse enterprises that are owned by women to promote DEI within our supply chain. Community Investments – We support nonprofit organizations representing the needs of diverse populations to increase awareness and support for DEI in our local community, aiming to remove systemic barriers and empower underrepresented groups. Corporate Governance – We promote DEI in all aspects of our operations and ensure that processes impacting DEI issues – both directly and indirectly – support the attainment of positive outcomes. Benchmarking and Communications – We ensure a supportive and collaborative corporate culture by clearly communicating company values and progress around DEI initiatives and fostering mutual appreciation and respect among team members. We also work to develop a best-in-class approach for disclosure of the Company’s DEI metrics to ensure transparency, accountability and continual innovation. Training and Communications The Company promotes DEI in the workplace through support for various employee resource groups. Evaluation and Adjustments We annually evaluate and disclose DEI-related metrics, including gender diversity by employment level, race, age and disability; racial diversity by employment level; and board diversity. In addition, we track discrimination and harassment cases and periodically review pay equity studies. Team member surveys are used to inform our approach. Representation of Women in Management1 Representation of Women in Junior Management2 2025 Target: 45% representation of women 2025 Target: 47% representation of women Target 45% Target 47% 50% 50% 2022 2022 45% 46% 1 Includes managers, directors, vice presidents and above 2 Includes assistant manager to senior manager positions

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 73

Gender Diversity

	Female	Male
Share of total workforce	53%	47%
All management positions	45%	55%
Junior management positions	46%	54%
Top management positions	38%	62%
Revenue-generating management positions	57%	43%
Science, technology, engineering and math (STEM)-related workforce	20%	80%

Nationality

	Share in all management	Director and above	Manager	Supervisor/ specialist	Rank and file	Total workforce
Chinese	81%	1%	10%	9%	70%	90%
Filipino	2%	0%	0%	0%	3%	3%
Malaysian	1%	0%	0%	0%	0%	1%
Nepali	0%	0%	0%	0%	1%	1%
Portuguese	12%	0%	1%	0%	1%	3%
Rest of world	4%	0%	0%	0%	1%	2%

Age

	Total
Less than 30 years	10%
30-50 years	56%
More than 50 years	34%

Disability

	Total
Disabled team members	0.2%

74 SANDS CHINA ESG REPORT 2022 MANAGEMENT APPROACH HEALTH, SAFETY AND WELL - BEING Oversight and Responsibilities Our Human Resources department is responsible for managing impacts related to health, safety and well-being, with ultimate oversight by the Occupational Safety and Health (OSH) Committee. We maintain a culture that ensures personal safety and promote health and well-being at our properties and offices by providing tools, equipment and training. The OSH Committee meets regularly and facilitates cooperation between management and team members to maintain safe and healthy working conditions. Team members are responsible for contributing to a safe work environment by following practices and protocols and notifying management of health and safety issues. Policies Occupational Safety and Health Charter Targets and Commitments We ensure our team members and guests are safe when on our properties by striving to prevent accidents and illnesses and promoting healthy lifestyles. We also provide team members with the skills and knowledge to carry out their work in a safe and responsible manner. We are committed to meeting all legal requirements and driving continual improvement on health and safety targets. Our occupational safety and health management systems are certified for the International Organization for Standardization (ISO) 45001:2018 standard. Sands China’s ISO certification includes the food and beverage, procurement and supply chain, housekeeping, security, facilities, and slot and table games departments. Strategy Our properties maintain OSH management systems that ensure compliance with all public health and environmental laws pertaining to our operations and incorporates safety into company policies, daily operations and communications. A variety of techniques are employed to support OSH, including ISO certification, Kaizen systems, experience sharing, continuous education and management involvement. Additionally, we integrate workforce health and safety considerations into our business activities and work with suppliers and contractors to incorporate health and safety considerations into their practices to enhance performance. Risk assessment methodology is used to identify work-related hazards and assess potential issues. Hazard identification is performed for each work activity using classifications in 5x5 risk matrix. A risk assessment process evaluates existing control measures to manage risks for identified hazards. If the risk level is high, control actions are implemented. Reports from previous incidents are reviewed, and meetings are held periodically with medical service providers to discuss trends and best practices. OSH wardens within departments uncover potential risks, recommend solutions to prevent risks or recurring incidents, review action plans and adapt plans to new challenges. They also promote safety awareness to prevent incidents in the workplace and help departments establish behaviors for a safer working environment. Training and Communication The OSH Committee provide information about health and safety strategies, practices and policies, discuss pertinent safety issues and solutions, and assist departments with training. It provides an open forum in which team members may participate. The OSH Committee generally meets monthly but at minimum annually. Team members attend various OSH trainings covering general and department-specific health and safety topics to improve awareness. Field-specific OSH accreditations and safety warden trainings ensure departments and supervisors maintain applicable standards and practices. In addition, team members in ISO-certified departments are trained periodically on OSH concepts. OSH roadshows provide additional forums to promote health and safety among team members. Through these forums and open dialogue, team members are encouraged to provide feedback to management teams and human resources regarding occupational health and safety protocols, practices, procedures and processes. In addition, they can bring safety-related concerns and questions to Safety wardens during monthly meetings. Evaluation and Adjustments We aim to continually improve our performance by tracking key metrics and utilizing a risk-based approach. To monitor safety efforts, we periodically audit, inspect and review departments for compliance with our health and safety policies and procedures. We investigate significant incidents that occur and review company procedures to prevent and respond to these events.

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 75

Company Benefits[1]

- Comprehensive healthcare and dental benefits
- Retirement programs
- Paid time off
- Paid sick leave
- Paid parental leave (primary and non-primary)[2]
- Flexible and part-time options
- Remote work arrangements[3]
- Stress and mental health programs
- Sport and physical health opportunities
- Retirement Benefits[4]
- Lactation facilities and arrangements[5]
- Other benefits[6]
- Additional paid leaves[7]

OSH Management

	Rate	Total
Team members covered by OSH management system	98%	23,986
Team members covered by OSH management system that is externally audited	98%	23,986

Safety Data

	2022
Work-related fatalities	0
Work-related fatality rate[9]	0
High-consequence work-related injuries	13
High-consequence work-related injury rate[9]	0.05
Recordable work-related injuries[8]	326
Recordable work-related injury rate[9]	1.2
Lost-time incident rate[9]	1.0
DART (days away, restricted, or transferred) rate[10]	1.2
Lost days due to work-related injury	7,959
Total number of hours worked	53,294,589
Work-related ill-health fatalities	0
Cases of work-related ill health	0
Absentee rate[10]	2%
% of gaming floor where smoking is allowed	0%
% of staff working in areas where smoking is allowed	0%

Parental Leave[11]

	Female	Male	Total
Team members that took parental leave	287	244	531
Team members that returned to work after parental leave	257	241	498
Return to work rate of team members that took parental leave	90%	99%	94%
Team members who returned and were still employed after 12 months	254	302	556
Retention rate of team members that took parental leave after 12 months	71%	96%	82%

Benefits

	2022
% of employees participating in health programs	100%
% of employees participating in wellbeing programs	100%

1 Benefits are available to all full-time and eligible part-time team members; specific plan options vary by business unit. These include medical, dental, vision, short-term disability, life, and accidental death and dismemberment insurance options at no premium cost; group healthcare insurance; and other support for both physical and mental health, such as a free employee assistance program for team members.
2 The Company provides paid leave for eligible team members, male and female, who are new parents, according to local laws and regulations. Eligible female team members are entitled to 70 days of paid maternity leave, while male team members are entitled to five days of paid paternity leave with flexibility on when they take their leave.
3 Working from home may be available, subject to operational needs and departmental approval. At Sands China, we provide flexible working arrangements for eligible team members to assist with their personal needs, such as childcare, study or health requirements. We have also accommodated some team members with the resources to work from home, if the nature of their work allowed for remote operation.
4 All eligible team members can participate in retirement planning programs, which include employer and employee contributions to help team members build fund reserves for the years after retirement.
5 Accommodations are provided to support team members who chose to breastfeed upon returning to work.
6 The Company provides an array of benefits to help our team members achieve greater work-life balance. These benefits include fitness centers; subsidized meals; discounts on retail goods, services, hotels and other offerings; tuition reimbursement; health screenings and various participative activities to boost team member engagement.
7 Additional paid leaves include matrimonial leave, compassionate/bereavement leave, and hospitalization leave, among others.
8 Main types of work related injury include twist or sprain or overextension; cut, stab or clamp; hitting/striking against object; slip/fall.
9 Calculated based on 200,000 hours worked.
10 Absentee rate refers to the number of absentee days in the accounting period per total days scheduled to be worked in the same accounting period. Data Coverage: 100%.
11 Team members entitled to parental leave include those that had an event that qualifies them for parental leave.

76 SANDS CHINA ESG REPORT 2022 MANAGEMENT APPROACH HUMAN RIGHTS Oversight and Responsibilities Issues related to human rights are governed at the highest level of the Company through oversight by the Board’s ESG Committee as part of its overall ESG responsibility. Several internal departments are responsible for managing human rights, including the Human Resources, Legal, Compliance, and Procurement and Supply Chain teams, supported by the Security and Surveillance teams and front-line team members in relevant departments. Ongoing management and implementation of counter-human trafficking initiatives is the responsibility of our compliance, and security and surveillance teams, who collaborate closely with law enforcement. Policies LVS Global Human Rights Statement Code of Business Conduct and Ethics Supplier Code of Conduct Preventing Discrimination and Harassment Policy Human Trafficking Prevention Policy Reporting and Non-Retaliation Policy Targets and Commitments We are firmly committed to protecting fundamental rights and freedoms for all people, without regard for race, color, religion, language, age, gender, national origin, sexual orientation, gender identity, gender expression, mental or physical disability, genetic information, or marital status. We also are strongly committed to fairness and equal opportunity in employment and will not tolerate harassment of or discrimination toward team members in any form, including sexual harassment by fellow team members, supervisors, managers, officers, directors or anyone who interacts with the Company such as vendors, contractors, consultants, agents or guests. We condemn human trafficking in any form, including sex trafficking, forced labor and child labor, in our operations and supply chain. Strategy Human rights protection is fully integrated into our business, with stringent processes and rigid standards to enforce our zero-tolerance policy for violations. We preemptively identify human rights risks and seek to prevent and mitigate adverse impacts in our direct operations and value chain. Significant risks are escalated, managed and reported to the Board through our Enterprise Risk Management (ERM) process. We require suppliers to provide fair and safe working conditions and treat their employees with dignity and respect. As part of our supply chain management process, we mitigate and address adverse human rights impacts, including child labor, forced labor, human trafficking, remuneration, discrimination, harassment, freedom of association and collective bargaining. We also screen for human rights risks when establishing new business relationships and ventures. Discrimination and Harassment – To mitigate risk, we conduct background checks before hiring, and all team members must agree to our Code of Business Conduct and Ethics and attend annual training. When issues arise, our remediation process includes conducting prompt, consistent, thorough and neutral investigations by our Human Resources, Compliance, Investigations and Legal teams, as well as other departments that may be impacted. Human Trafficking – We have instituted proactive and reactive strategies through Sands Project Protect to safeguard our properties and patrons from human trafficking. Additional measures are in place to prevent trafficking associated with personnel such as construction and migrant workers. Training and Communication All team members must acknowledge our Code of Business Conduct and Ethics, as well as participate in mandatory anti-harassment and non-discrimination training upon hiring and annually. We encourage team members to report incidents to Human Resources or through our confidential third-party ethics hotline, which is reinforced by a non-retaliation policy. All team members are trained to identify suspicious activity with respect to human trafficking, and front-line team members receive additional training. Team members and guests have several means to report suspected incidents, including alerting security or management personnel, contacting the company through corporate and property websites, and using our anonymous ethics hotline, which is available in multiple languages. Evaluation and Adjustments We update our processes and protocols for addressing human rights risks on an ongoing basis to incorporate the latest intelligence and standards of performance. To maintain a pulse on the current environment, we review and establish metrics for discrimination and harassment cases in our risk assessment. Team members also are asked to participate in periodic ethics surveys.

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 77 Counter-Human Trafficking Training Number completed % completed Directors and above 456 96% Managers 2,726 99% Supervisors/specialists and rank and file 19,715 97% Total 22,897 97% Counter-Human Trafficking Training Total Number of team members trained (specialized) 1,435 Total training hours (specialized) 849 % completed of team members trained (specialized) 43% Discrimination and Harassment Training Number completed % completed Directors and above 442 94% Managers 2,706 99% Supervisors/specialists and rank and file 19,560 97% Total 22,708 97% Security Personnel Total team members % completed Trained in counter-human trafficking 1,206 97% Trained in discrimination and harassment 1,205 97% Golden Age Programme

78 SANDS CHINA ESG REPORT 2022 MANAGEMENT APPROACH RESPONSIBLE GAMING AND FINANCIAL CRIMES PREVENTION Oversight and Responsibilities Our Head of Responsible Gaming oversees and implements our responsible gaming programs and is assisted by Responsible Gaming Ambassadors, dedicated Responsible Gaming teams and casino team members who have been trained in identifying signs of problem gaming behavior. In addition, all team members undergo periodic training on these topics and are responsible for following processes and providing support. Our Compliance department is responsible for managing conformity with our global anti-money laundering policy. For more information, please see our management approach for ethical conduct on pages 85-86 of the Appendix. Policies Responsible Gaming Program Anti-Money Laundering Policy Targets and Commitments We are committed to establishing an environment that promotes responsible gaming by raising awareness of the potential effects of problem gambling behaviors and providing information for patrons seeking help. Our properties adhere to local laws addressing casino operations, advertising and marketing, which are heavily regulated, and support social safeguards established by the Macao government. As part of our commitment to Responsible Gaming, advertising and marketing of casino gaming, we strictly comply with DICJ (Gaming Inspection and Coordination Bureau) requirements, and exceed base requirements. In 2022, The Venetian Macao and The Londoner Macao obtained accreditation for Macao’s Responsible Gaming Indicators. We make no false or misleading claims and do not exaggerate claims about the probabilities of winning or losing at various games. In addition, our advertising and marketing materials contain responsible gaming messages, which may include a toll-free helpline. Sands China is committed to complying with all applicable anti-money laundering laws, regulations and policies in Macao. The region where we operate has implemented laws and regulations that require reporting of certain transactions and suspicious behaviors to help safeguard the financial system and other covered businesses from illicit use, and to detect and report dealings that may be indicative of underlying criminal or terrorist activity. Sands China proactively enforces industry-leading anti-money laundering policies and procedures that meet or exceed government regulations in five key areas, including customer screenings and due diligence, transactional controls, employee training, reporting, and recordkeeping. All physical and electronic records, including anti-money laundering records, are retained for no less than the period required by law, which is currently five years. Strategy Responsible Gaming – Our strategy includes five core pillars: team member training, self-limit options, accessible and prominent signage for resources, partnerships with organizations that address the issue, and a unique Responsible Gaming Ambassador program that was developed with leading experts and stations team member support on casino floors 24 hours per day, seven days per week. We employ standard industry protocols, such as prominent posting of problem gambling helplines, throughout our properties. Safeguards – We maintain customer due diligence guidelines and controls that are risk-based for high-volume credit and/or cash patrons, which include, among other procedures, collection, validation and analysis of basic identity and source of funds information, and name-matching against lists of known parties, such as politically exposed persons. Executive approval processes for politically exposed persons are maintained at the local level, with exceptions approved by the Global Chief Compliance Officer. Training and Communication All team members participate in annual, comprehensive responsible gaming training to learn how to recognize the signs of potential gaming-related problems and bring concerns to a Responsible Gaming Ambassador, who has gone through intensive training led by university and gaming industry experts. Team members working in relevant areas are targeted for specific training related to anti-money laundering, beyond the annual compliance training provided to all team members. Evaluation and Adjustments Our responsible gaming program is evaluated regularly for alignment with leading industry research and science-driven best practices. We optimize our programs through ongoing partnerships with industry experts, problem gaming prevention and treatment centers, and educational and community organizations specializing in this area. Our properties participate in annual independent, risk-based testing of their compliance with our anti-money laundering program and policies as well as local laws and regulations. Responsible Gaming Training 2025 Target: 80,000 hours in responsible gaming training Training hours in Responsible Gaming (since 2021): 19,854 hours 2022 Target 9,560 80,000 training hours training hours 2021 10,294 training hours

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 79

Responsible Gaming Training[1]

	2022
Number of team members trained	8,298
Number of team members trained (specialized)	1,190
Number of responsible gaming training hours	9,560
Number of facilities implemented responsible gambling accreditation[2]	2

Anti-Money Laundering Training

	% targeted[3]	Number completed	% completed
Directors and above	32%	148	93%
Managers	44%	1,269	99%
Supervisors/specialists	20%	483	97%
Rank and file	46%	8,185	96%
Total	43%	10,085	96%

Satisfaction

	2022
Customer satisfaction[4]	89%



Landseer Lions at The Londoner Macao

1 Responsible gaming refreshment training occurs every two years for all casino team members as required by DICJ, with the last round of training occurring in 2021. All new team members are required to undergo training during orientation.
2 In 2022, The Venetian Macao and The Londoner Macao obtained the newly developed Macao-localized Responsible Gaming Indicator accreditation.
3 Only certain departments and business functions are required to undergo anti-money laundering training.
4 Customer satisfaction represents the percentage of satisfied customers compared to the total number of customers responding to the survey. In 2022, the number of responses for SCL portfolio was limited due to the operational downturn associated with the global pandemic.

80 SANDS CHINA ESG REPORT 2022 MANAGEMENT APPROACH COMMUNITY RELATIONS Oversight and Responsibilities Our community engagement program, Sands Cares, guides our initiatives to address the health of our community and is overseen by our Senior Vice President of Human Resources and Vice President of Corporate Communications and Community Affairs, with the support of our Head of Sustainability. Our Sands Cares ambassadors are responsible for implementation of the program’s initiatives, including coordination of volunteer efforts. Policies Charitable Contributions and Sponsorship Policy Targets and Commitments A fundamental part of Sands China’s culture is the commitment to helping our region maintain a strong quality of life and address areas of need for residents. Through Sands Cares, we focus on corporate giving, capacity building and volunteerism. For the 2021–2025 reporting cycle, we have set an ambition to contribute 110,000 team member volunteer hours in support of our community. Strategy We participate in local community engagement and development programs. We engage in initiatives that promote our region’s resilience around issues of concern and crisis situations, build local business and nonprofit capability to advance success, promote educational opportunities to create a thriving workforce of the future, and preserve the unique cultural and natural heritage of our community. During the 2021–2025 reporting cycle, we are placing emphasis on accelerating our volunteer initiatives while continuing our philanthropic giving and capacity-building efforts. Our team member volunteer framework consists of three categories: participating in team member-selected community activities to encourage an overall spirit of giving back, engaging in company-coordinated volunteer programs to address local issues prioritized by the company, and lending skills-based volunteer support that leverages the talents and expertise of our workforce. Training and Communication We execute training to successfully carry out our initiatives. We ensure our local community is represented in our stakeholder engagement process through participation by nonprofit and civic leaders. valuation and Adjustments We track various KPIs related to community contributions to understand progress against our goals and commitments. Nonprofit partners are asked to provide regular reports detailing the impact of our contributions on their causes. Additionally, surveys are conducted following volunteer events to understand and learn from the experience of participating team members. Community Contributions 2022 (US$) Cash donations $1,694,735 In-kind donations $190,388 Events and sponsorships $3,202,518 Team member volunteer hours 127,151 Team member volunteer hours during paid work time 124,304 Value of team member volunteering during paid work time $2,407,036 Amount of food donated (kg) 34,448 Number of NGOs supported 30 Number of community events 76 Disaster relief kits built and donated 29,300 Community engagement management overhead $548,000 Volunteer Hours 2025 Target: 110,000 Volunteer Hours Total since 2021: 172,296 2021 Target 2022 45,145 110,000 172,29611 Extraordinary COVID-19 related volunteer hours continue in Macao in 2022 resulting in our goal being met ahead of schedule. We are looking to set a new 2025 ambition for team member volunteering.

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 81 GOVERNANCE Mews Dining area at The Londoner Macao

82 SANDS CHINA ESG REPORT 2022 MANAGEMENT APPROACH CORPORATE GOVERNANCE Oversight and Responsibilities Sands China’s Board of Directors has defined and oversees the Company’s corporate governance efforts. The Company’s senior executives are responsible for execution of and accountability to these defined standards. The Board is elected by Shareholders and provides oversight of and strategic guidance to senior management, including selecting the senior leadership team. The Board delegates authority and responsibility for conducting the day-to-day operations of the business to senior management and maintains oversight of their performance. Policies Memorandum and Articles of Association Board of Directors Corporate Governance Guidelines Committees Terms of Reference Board Diversity Policy Shareholders’ Communication Policy Targets and Commitments With a steadfast commitment to effective governance practices, the Board of Directors and senior management team have established a comprehensive corporate governance framework to meet the specific mandates in Macao, Hong Kong and the Cayman Islands. Specifically, we adhere to requirements outlined under the Listing Rules, the applicable rules and regulations of the Macao laws, the Hong Kong laws and the Cayman Islands laws. Strategy Our governance framework has been established in our amended and restated Memorandum and Articles of Association and Board of Directors Corporate Governance Guidelines, along with other governing documents. Board Structure The Board has five Committees – Audit, Remuneration, Nomination, Capex and ESG – operate under their respective terms of reference, and report back to the Board. Board Composition The Nomination Committee selects director candidates by considering the appropriate skills and personal characteristics that complement the current makeup of the Board and address the needs of the Company, having due regard to the Company’s Nomination Policy and Board Diversity Policy. Factors used in director selection include ethical standards and integrity; independence; diversity of the existing Board; skills and experience of candidates to complement existing Board members; the number of other public company boards on which candidates serve; ability and willingness to dedicate sufficient time, energy and attention; and ability and willingness to comply with the duties and responsibilities set forth in the Company’s Board of Directors Corporate Governance Guidelines and Memorandum and Articles of Association. Training and Communication Within the first 90 days after election or appointment to the Board, each new member of the Board shall participate in a mandatory orientation program. In addition, the Company’s management shall provide new Board members with materials, briefings and educational opportunities to familiarize them with the Company and enable execution of their duties. From time to time on a continuing basis, all Board members shall receive additional materials, briefings and educational opportunities so they can remain current with topics under their purview. Directors are encouraged to attend the annual general meetings and are expected to attend Board meetings and meetings of committees on which they serve. They are also required to devote the time needed and participate in meetings frequently as necessary to properly execute their responsibilities. Directors are expected to review meeting materials prior to Board and committee meetings and communicate any questions or concerns that they wish to discuss in advance of meetings, so that management will be prepared to address topics. Further, the ESG Committee received updates on the Listing Rules amendments such as the new ESG reporting requirements as well as updates on ESG strategy and approach via the ESG Report to the Board in March and October 2022. Evaluation and Adjustments The Board and its Committees annually conduct self-evaluation to determine whether it and its Committees are functioning effectively. Board Overview 2022 Board members 8 Women Board members 1 (13%) Average Board member attendance 100% (excluding AGM)/ 99% (including AGM) Average Board member tenure (years) 8 Share of independent directors 50%

INTRODUCTION OUR STRATEGY OUR PERFORMANCE SOCIAL GOVERNANCE CLOSING APPENDIX 83 Board Meetings and Committees Members Independent Meetings Directors Board of Directors 8 4 10 Audit Committee 4 4 7 Remuneration Committee 3 2 1 Nomination Committee 3 2 1 Capex Committee 3 1 1 ESG Committee 3 2 2 Board ESG Training1 2022 Number of ESG-relation trainings the Board has received 3 2022 Board Representation Age Distribution Independent Directors 4 70s 3 50s 1 Board Members 8 60s 3 40s1 Directors who are women 1 Total 8 Director Tenure 10–17 years 2 0–4 years 1 5–9 years 5 1 The trainings include in-house briefing, seminars, research materials sharing by HKEX on latest ESG trends and corporate governance, etc.

84 SANDS CHINA ESG REPORT 2022 MANAGEMENT APPROACH PRIVACY AND CYBERSECURITY Oversight and Responsibilities Sands China’s Board of Directors and Cybersecurity team are responsible for overseeing our information security program. The Board oversees the Company’s management of information security risks through its Audit Committee. The Cybersecurity team manages the information security program. It is responsible for the program’s design, implementation, maintenance and enforcement, as well as reporting on activities to senior leadership. In addition, the Vice President of Cyber Security oversees, directs and leads all security initiatives and operations across the Company. Policies Global Privacy Policy Confidential Information Policy Targets and Commitments We are committed to protecting the privacy and personal information of our guests and team members. Our information security management system, including global cybersecurity operations and vulnerability management, is ISO 27001 certified. Customer Privacy 2022 Customer privacy breaches reported 1 Customer privacy breaches reviewed 1 Customer privacy breaches under investigation 0 Substantiated complaints customer privacy complaints (received from outside parties) 0 Substantiated complaints customer privacy complaints (received from regulatory bodies) 0 Customers whose data is used for secondary purposes1 0 Strategy Through policies, standards and standard operating procedures, the Company implements appropriate administrative, technical and physical safeguards that are aligned with operational directives. Training and Communication All team members are introduced to our information security and cybersecurity policies and procedures at their Company orientation and participate in subsequent annual trainings covering data loss prevention, mobile device security and the IT Acceptable Use Policy. We also provide additional documentation to assist team members in implementing and maintaining the information security program, such as guidelines, playbooks, training materials, guidance documents, instruction manuals, and education and awareness communications. Evaluation and Adjustments We assess, test and monitor the effectiveness and suitability of the information security program’s safeguards on a routine basis and adjust the program as appropriate to address material changes to the Company’s operations and business plans, or other circumstances that may have a material impact on the effectiveness and suitability of the program. Cybersecurity Incidents 2022 Information security/cybersecurity incidents 0 Data breaches 0 Customers/employees affected by breach 0 Fines/penalties paid in relation to information security breaches or other cybersecurity incident 0 Number of Products and Services Related Complaints 2022 Incidents reported to the incidents platform 65 Closed incidents reported 66% Total replies to Government Authorities were required 4 Replies submitted to the Macao Government Tourism Office 3 Replies submitted to the Macao Consumer Council 1 Crystal Palace at The Londoner Macao 1 We only use customer data for the primary purpose for which it was collected, which may include improvement of our own products and services. We do not sell or transfer data for secondary purposes.

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 85 MANAGEMENT APPROACH ETHICAL CONDUCT Oversight and Responsibilities The Sands China Audit Committee ensure Sands China’s Code of Business Conduct and Ethics is properly implemented and administered by providing oversight to the Compliance department. Day-to-day responsibility for implementation of policies and procedures established under the Code of Business Conduct and Ethics is provided by the Company’s Chief Compliance Officer who is supported by a team of 17 team members. All team members are responsible for following the Code of Business Conduct and Ethics and reporting any violations or concerns in accordance with the Company’s Reporting and Non-Retaliation Policy. Managers and supervisors are responsible for maintaining a work environment in which constructive, candid and open discussion is encouraged and expected, without fear of retaliation. Policies Code of Business Conduct and Ethics Reporting and Non-Retaliation Policy Securities Trading Code Anti-Corruption Policy Anti-Money Laundering Policy Global Politically Exposed Person Policy Third Party Travel, Gifts & Entertainment Policy Tax Risk Management Policy and Guidelines Targets and Commitments We are committed to our core values of excellence in business performance, impeccable service, innovation, sustainability, and fairness and honesty in all that we do. We act ethically not only to protect our Company, but because it is the right thing to do for our stakeholders and society as a whole. Our commitment to ethics incudes maintaining the highest standards of professional conduct in every activity and wherever we conduct business. We take ethical concerns extremely seriously and do not accept misconduct by senior managers, team members, suppliers, contractors or other agents. Company policy prohibits retaliation, harassment and intimidation against anyone who reports suspected misconduct or participates in the investigation of issues. Strategy We follow the letter and the spirit of all laws and regulations that govern the Company’s conduct. We are aware of our global obligations and act with integrity in every action we take on behalf of the Company. Our Code of Business Conduct and Ethics provides a high-level overview of the core principles that govern our way of doing business and helps us detect and prevent violations of law and corporate policy while promoting individual accountability. The Code of Business Conduct and Ethics applies to all directors, officers – including our named executive officers – team members, consultants, vendors and agents of the Company, regardless of where they perform their work. Under the direction of the Global Chief Compliance Officer, the Company investigates all questions, matters, associations and issues related to, but not limited to, potential conflicts of interest, community and political activity and contributions, and prohibited receipts and payments, utilizing appropriate company and outside resources. Anti-Corruption – The Compliance department identifies and evaluates situations arising in the course of business and other activities to ensure that licensed gaming is conducted honestly, competitively and free from criminal or corruption elements. Our Anti-Corruption Policy prohibits bribes to government officials, payment or receipt of commercial bribes or kickbacks, and facilitation payments, and requires proper record keeping and internal controls to ensure payments and financial activity do not fall into any of these categories. Tax – The Company views tax contributions as an essential part of social responsibility. We are committed to paying taxes in the jurisdictions where we generate revenue or income and doing so in accordance with laws and regulations of those jurisdictions. Our tax responsibilities include gaming tax, income tax, tourism tax, property tax, payroll tax and other specialized taxes. Controls and detailed procedures that ensure compliance include financial accounting and reporting of taxes, filing of tax returns, response to tax enquiries and audits, review of tax implications for new or non routine transactions, and implementation of transfer pricing guidelines. Our Tax Risk Management Policy and Guidelines are utilized on a global basis to help ensure the Company meets its compliance requirements with regard to tax matters. Adherence to this global policy is tested in connection with our annual global Sarbanes-Oxley internal control over financial reporting frameworks and internal audits conducted by our Audit Services Group as required by the DICJ in Macao. Training and Communication Each year, Sands China’s team members are required to certify their understanding of and compliance with the terms outlined in the Code of Business Conduct and Ethics and its related policies by electronically acknowledging that they have received and reviewed these materials. In addition, team members undergo annual compliance training through e-learning modules that cover conflict of interest, anti-corruption in general and with specific to casinos, payments and expenses, third parties, and record keeping and reporting. Compliance training also is conducted annually for the Board of Directors. An anonymous 24 hour/7 days a week Ethics Hotline is available to all team members and the general public for web and phone reports of any possible violation. Evaluation and Adjustments We have established processes to inform senior management and other appropriate personnel of significant events related to ethics and business conduct concerns and periodically review Company procedures to ensure we can adequately detect matters requiring review. In addition, our Audit Services Group annually audits various sections of our compliance plan and reports findings to the Corporate Compliance Committee and the local operational Compliance Committee.

86 SANDS CHINA ESG REPORT 2022 Code of Business Conduct and Ethics Training Number % Completed Completed Directors and above 483 96% Managers 2,850 99% Supervisors/specialists and rank and file 20,166 97% Total 23,499 97% Anti-Corruption Training Number % Completed Completed Directors and above 481 96% Managers 2,772 99% Supervisors/specialists and rank and file 19,501 97% Total 22,754 97% Compliance 2022 Significant instances of non-compliance with laws and regulations 0 Incidents of non-compliance with environmental laws and regulations 0 Incidents of non-compliance with social or economic laws and regulations 0 Incidents of non-compliance with labor laws 0 Incidents of violations involving the rights of indigenous peoples 0 Ongoing cases related to anti-competitive practices 0 Ongoing fines related to anti-competitive practices 0 Amount of legal and regulatory fines and settlements associated with money laundering 0 Incidents of non-compliance with regulations concerning the health and safety impacts of products and services 0 Incidents of non-compliance with regulations concerning product and service information and labeling 0 Ethical Conduct 2022 Incidents of non-conformance with Code of Business Conduct and Ethics 0 Incidents of non-conformance with Supplier Code of Conduct 11 Cases with completed remediation plans 0 Bribery/corruption cases reported 0 Bribery/corruption cases substantiated 0 Bribery/corruption cases resulting in team member dismissal or discipline 0 Number of ongoing external investigations related to corruption & bribery 0 Cost of fines, penalties or settlements in relation to corruption (US$) 0 1 A recruitment vendor was found to charge fees of two team members placed with the Company, which is against our Supplier Code of Conduct. The contract was cancelled and the vendor has been blacklisted.

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 87

MANAGEMENT APPROACH

SUPPLY CHAIN MANAGEMENT

Oversight and Responsibilities

The Procurement department is responsible for all aspects of Supply Chain management and is assisted by the Compliance team during the supplier onboarding process. The Sustainability team provides support for the integration of ESG criteria.

Policies

- Supplier Code of Conduct
- Sustainable Procurement Policy

Targets and Commitments

We maintain strict adherence to ethics, compliance and sustainability throughout our Supply Chain. Suppliers must meet the standards outlined in our Supplier Code of Conduct, and we leverage our Sustainable Procurement Policy to source products and services that minimize environmental impact. We prioritize working with local businesses, small and medium enterprises, and diverse suppliers to be a catalyst for business growth in our community.

Strategy

Our Supply Chain process ensures our standards are met through three phases of supplier engagement: onboarding, risk identification, and performance evaluation and relationship management.

Onboarding – Before suppliers are cleared to work with Sands China, we conduct stringent assessments for suitability via our third-party due diligence process.

Risk Identification – We perform an annual assessment that thoroughly evaluates risk in the areas of compliance (overall compliance risk and category-specific risk), business disruption (business reliance and financial risk), and social and environmental risk (health, safety, remuneration and child and forced labor risk). Through this assessment, we categorize suppliers into low, medium and high-risk level.

Performance Evaluation and Relationship Management – To ensure suppliers meet our standards, the SCL Supplier Quality team or third-party auditor visits select suppliers to review their performance and detect signs of violations. If Sands China or the independent third-party auditor identifies a corrective need, we share audit findings and require an action plan to address the issue.

Training and Communication

Our Supplier Code of Conduct is communicated to every supplier and is affirmed through acknowledgment or contractual terms. Annual training on the code of conduct is conducted for suppliers with higher risk categorizations.

Our annual Sands Supplier Excellence Award recognizes top-performing suppliers across six categories. We utilize different supplier communication channels, including internet-based communication, meetings, surveys, suggestion boxes and forums to ensure communication of our standards and expectations.

We place additional focus on supporting small- and micro- sized enterprises, "Made in Macao" businesses and young entrepreneurs. These suppliers may access financial assistance such as advanced payment on purchase orders, participate in invitational matching sessions to promote their products and services for potential buys, and attend training and development programs to gain business knowledge and skills for working with large-scale international companies.

Evaluation and Adjustments

All company policies, including the Supplier Code of Conduct and Sustainable Procurement Policy, are routinely reviewed and updated. Periodically, we receive feedback and appreciation from suppliers on our engagements with them. Positive feedback is acknowledged and shared with team members. Negative feedback is addressed and rectified.

Suppliers by Geographical Region:

	2019	2020	2021	2022	
Asia	2,307	2,054	2,084	**1,862**	
				Mainland China	**84**
				Macao	**1,276**
				Hong Kong	**502**
Rest of World (Other)	224	198	177	**186**	
Total Suppliers	2,531	2,252	2,261	**2,048**	

Suppliers Spend (in US$) by Geographical Region:

	2019	2020	2021	2022	
Asia	$1,794,047,620	$1,533,410,369	$1,215,016,927	**$720,417,375**	
				Mainland China	**$8,232,524**
				Macao	**$660,965,461**
				Hong Kong	**$51,219,391**
Rest of World (Other)	$46,898,153	$39,258,891	$24,970,751	**$20,354,946**	
Total Spend	$1,840,945,773	$1,572,669,260	$1,239,987,678	**$740,772,321**

88 SANDS CHINA ESG REPORT 2022

Onboarding

	2018	2019	2020	2021	2022
New suppliers that were screened using social and environmental criteria	100%	100%	100%	100%	100%
New suppliers that agree to the Supplier Code of Conduct	100%	100%	100%	100%	100%
Supplier Code of Conduct training provided within the last 3 years	N/A	N/A	100%	100%	100%

Critical Suppliers[1]

	2022
Number of suppliers assessed for risk	2,048
Number of critical suppliers	321
Percent of critical suppliers from total	16%
Critical suppliers identified for social or environmental risk	49

Supplier Risk Assessment and Monitoring

	2018	2019	2020	2021	2022
On-Site third-party audits[2]	14	14	8	11	4[3]
On-Site company audits	34	29	35	41	42
Corrective action plans in place or implemented	14	14	8	11	4
Number of labor incidents	0	1[4]	0	0	0
Supplier relationships terminated due to audit findings	0	0	0	0	0

Conformance with ESG Requirements

	2018	2019	2020	2021	2022
ESG conformance target	95%	95%	95%	95%	95%
Percent of suppliers in conformance with ESG requirements[5]	95%	97%	95%	98%	96%

Local Spend[6]

	2018	2019	2020	2021	2022
Local spend target	70%	70%	70%	70%	70%
Macao actual	77%	78%	89%	91%	89%

SME Spend

	2018	2019	2020	2021	2022
SME spend target	15%	15%	15%	15%	15%
Macao actual	19%	19%	18%	21%	25%

63 More information and data on **Sustainable Sourcing** can be found in the Appendix on page 63.

1 Critical suppliers are those who are determined to have the ability to significantly impact business operations. These suppliers are sole or narrowly sourced, provide critical services, and are sourced at a high volume or have specific ESG risk factors.

2 As determined by third-party audit, areas assessed include: laws and regulations, child labor, forced labor, harassment, wages and benefits, hours of work, health and safety, non-discrimination, women's rights, freedom of association and collective bargaining, environment, subcontracting, communication, and monitoring and compliance.

3 Due to the impact of COVID-19 Pandemic, our supplier's manufacturing sites and factories, particularly, in mainland China, and some of our Macao supplier's offices were temporary suspended or closed. Travel restrictions resulted in the re-scheduling of the 2022 planned on-site third-party audits to the year of 2023.

4 In 2019, our third-party audits found one labor incident that violated our Supplier Code of Conduct. The issue was addressed with the supplier immediately. The issue has no direct impact to our business.

5 Percent of suppliers in conformance with ESG requirements in 2022 refers to 4 suppliers audited by on-site third-party audits. Supplier's conformance with ESG requirements is maintained on an average level of 96% since 2018, and above our ESG conformance target of 95%.

6 "Local" is defined by region and Macao – Macao considered a "significant location of operations," as we own integrated resorts. Percentage is determined by number of local suppliers divided by total suppliers.

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 89 MANAGEMENT APPROACH POLICY ENGAGEMENT Oversight And Responsibilities LVS’ Policy on Corporate Political Contributions and Expenditures governs these engagements for LVS and its majority-owned subsidiaries including the Group. Implementation of the policy is managed by the government relations department with oversight from LVS’ Global General Counsel. Policies Policy on Corporate Political Contributions and Expenditures Targets and Commitments As part of the Group’s commitment to business ethics, we comply with the rules, regulations and standards governing our interactions with government officials, including disclosure and accountability of political contributions and expenditures. The Group’s political expenditures are made to support the Group’s interests and not the personal political interests of its officers and directors. Strategy We have established approval guidelines for corporate political contributions. Those guidelines require that both LVS’ Chairman and Chief Executive Officer and LVS’ President and Chief Operating Officer approve all political contributions in advance of their execution. We believe Sands China has a responsibility to advocate for policies that support the health of our business, our host community and our team members, contractors and suppliers. To better govern and communicate these activities, LVS has adopted a Corporate Political Contributions and Expenditures Policy that details our previously established approval guidelines and governance oversight for donations, as well as a new policy for disclosure of individual political contributions and expenditures. Training and Communication While we do not give any political contributions in Sands China, the Group’s global political contributions and expenditures are disclosed on an annual basis on LVS’ investor relations website to provide transparency for these activities. Evaluation and Adjustments LVS’ compliance committee reviews corporate contributions and payments annually to ensure alignment with the Group’s policy. Political Contributions and Other Spending 2022 Contributions to lobbying, interest representation or similar N/A Contributions to local, regional or national political campaigns/organizations/candidates N/A Contributions to trade associations or tax-exempt groups (e.g. Think tanks) US$4,438 Other contributions (i.e., spending related to ballot measures or referendums) N/A Total contributions and other spending N/A The Parisian Macao

90 SANDS CHINA ESG REPORT 2022

SDG INDEX

The table below lists our contributions in support of the United Nations Sustainable Development Goals.

SDGS	SDG Targets	Why it Matters	Location and Notes
Planet			
SDG 6 Clean Water and Sanitation	6.4 Substantially increase water-use efficiency across all sectors	Water is integral to the experience we strive to create for our guests. Exquisite pools and spas, lush landscapes and elegant fountains create a refined ambience at our resorts. We balance luxury with responsibility by using nonpotable water wherever possible, exploring innovative water technologies and developing water-conservation procedures.	**Sands China material topic:** Water stewardship **2025 Target:** Reduce potable water use per active square foot by 3% from a 2019 baseline **Reference:** 2022 ESG Report, p. 18
SDG 7 Affordable and Clean Energy	7.3: Double the global rate of improvement in energy efficiency 7.2: Increase substantially the share of renewable energy in the global energy mix	Our resorts make up tens of millions of square feet of building space, all of which requires energy to heat, cool and light. We plan to increase purchasing of renewable energy certificates and offset hard-to-decarbonize sources, such as guest shuttle buses and ferry operations.	**Sands China material topic:** Low-carbon transition **2025 Target:** Reduce scope 1 and 2 emissions by 17.5% from a 2018 baseline **Reference:** 2022 ESG Report, p. 13
SDG 12 Responsible Consumption and Production	12.5: Substantially reduce waste generation through prevention, reduction, recycling and reuse 12.3: Halve per capita global food waste 12.7: Promote public procurement practices that are sustainable	We host thousands of guests and visitors in our resorts each day and procure thousands of products and services. As a result, our resorts generate a variety of waste items that reflect many facets of our operations.	**Sands China material topic:** Waste **2025 Target:** Increase operational diversion rate to 20% **2025 Target:** 12% of food waste campus-wide is prevented, rescued or diverted **Reference:** 2022 ESG Report, p. 14-15 **Sands China material topic:** Plastic and packaging **2025 Target:** 100% Sands China-branded water bottles are reusable or made from sustainable materials **Reference:** 2022 ESG Report, p. 16 **Sands China material topic:** Sourcing **Reference:** 2022 ESG Report, p. 17
SDG 14 Life Below Water	14.2 Sustainably manage and protect marine and coastal ecosystems 14.4 End overfishing and destructive fishing practices	Our resorts are located along delicate coastlines that are affected by a warming climate and tourism impacts, while our food and beverage operations depend on healthy oceans to source seafood for our hotels and restaurants.	**Sands China material topic:** Biodiversity **Reference:** 2022 ESG Report, p. 19
People			
SDG 5 Gender Equality	5.5 Ensure women's full and effective participation and equal opportunities for leadership at all levels	We believe a business culture that celebrates diverse perspectives and promotes inclusiveness can inspire positive outcomes in our community.	**Sands China material topic:** Diversity, equity and inclusion **2025 Targets:** 45% female representation in management positions and 47% female representation in junior management positions on the path to gender parity. **Reference:** 2022 ESG Report, p. 26-27

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 91

SDGS	SDG Targets	Why it Matters	Location and Notes
People			
SDG 8 **Decent Work and Economic Growth**	8.5: Achieve full and productive employment and decent work for all women and men 8.7: Eradicate forced labour, end modern slavery and human trafficking 8.8: Protect labour rights and promote safe and secure working environments for all workers 8.3 Encourage the formalization and growth of micro-, small- and medium-sized enterprises 8.9 Promote sustainable tourism that creates jobs and promotes local culture and products	Our resorts provide job and career path opportunities with a focus on robust training and professional development, supplier engagement, and hospitality education and job skills. Human rights protection is fully integrated into our business, with stringent processes and rigid standards to enforce our zero-tolerance policy for human rights violations.	**Sands China material topic:** Workforce development **2025 Target:** 7 million hours in workforce development training **Reference:** 2022 ESG Report, p. 23-25 **Sands China material topic:** Human rights **2023 Target:** Maintain a zero-tolerance policy for human rights violations **reference:** 2022 ESG Report, p. 27 **Sands China material topic:** Local business and partner development **Reference:** 2022 ESG Report, p. 34 **Sands China material topic:** Cultural and natural heritage **Reference:** 2022 ESG Report, p. 36 **Sands China material topic:** Responsible business **2023 Target:** 100% compliance with the Code of Business Conduct and Ethics and its guiding principles **Reference:** 2022 ESG Report, p. 40-41
SDG 10 **Reduced Inequalities**	10.2: Empower and promote the social, economic and political inclusion of all, irrespective of age, sex, disability, race, ethnicity, origin, religion or economic or other status	We are an international company serving customers from every corner of the globe – our diverse workforce is one of our greatest assets. Ensuring that our team members are valued, respected and appreciated has direct impact on our commitment to respecting and celebrating the heritage of our community and making all guests feel welcome.	**Sands China material topic:** Diversity, equity and inclusion **Reference:** 2022 ESG Report, p. 26-27
Communities			
SDG 2 **Zero Hunger**	2.1: Ensure access to safe, nutritious and sufficient food	Sands China is uniquely positioned to assist in solving food insecurity issues. In conjunction with our environmental strategy around food management, we repurpose food from our resorts and engage with food-relief organizations to provide programmatic support, funding and volunteer time.	**Sands China material topic:** Hardship relief **Reference:** 2022 ESG Report, p. 32-33
SDG 4 **Quality Education**	4.4: Substantially increase the number of youth and adults who have relevant skills for employment	A strong educational foundation helps to create an effective workforce of the future, which positively impacts the economic and social health of our community.	**Sands China material topic:** Education **Reference:** 2022 ESG Report, p. 37
SDG 11 **Sustainable Cities and Communities**	11.1: Ensure access for all to adequate, safe and affordable housing and basic services	Ensuring our community aim for their highest potential means helping to lift up people facing challenges. Whether providing support for people in need or aiding disadvantaged populations in overcoming barriers, we contribute our expertise and resources to support solutions in areas where we can create the greatest impact.	**Sands China material topic:** Hardship relief **2025 Target:** Contribute 110,000 volunteer hours to local community in Macao **Reference:** 2022 ESG Report, p. 32-33
SDG 17 **Partnerships for the Goals**	17.16: Enhance the global partnership for sustainable development	Shared vision and shared goals help the world navigate challenges and unexpected difficulties such as the pandemic. We believe that combining complementary resources, skill sets and experiences will lead to continual progress toward permanent solutions in improving quality of life for all.	**Sands China material topic:** Local business and partner development **Reference:** 2022 ESG Report, p. 34

92 SANDS CHINA ESG REPORT 2022

HKEX ESG INDEX

The table below lists the requirements of the HKEX ESG Reporting Guide, alongside the relevant page reference, notes, and additional links to other Sands China or LVS documents. Unless otherwise specified, the chapters and page numbers refer to the Sands China 2022 ESG Report.

DISCLOSURE AND KPI	REQUIREMENT	LOCATION AND NOTES
A. ENVIRONMENTAL		
ASPECT A1: EMISSIONS		
General disclosure	Information on: a) the policies; and b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.	2022 ESG Report, p.10-13 Appendix to the 2022 ESG Report, p.57-58 We continuously aim to reduce our environmental footprint, including energy and water use, and emission and waste generation. The fundamentals are driven from International Energy Conservation Code ("IECC") 2015, ISO 50001, LEED, ASHRAE Standards, amongst others. We measure and manage our environmental performance by recording and analyzing utility data to improve our operations. Environmental reports are compiled monthly by the Sustainability team and submitted for review to the Finance department and Management. We seek third-party certifications to demonstrate our commitment to environmental sustainability. For example, our Green Meetings and Events program is managed through the application of our certified ISO 20121 Event Sustainability Management System. For more information on our approach to environmental sustainability, please refer to LVS Global Environmental Responsibility Policy, Sustainable Procurement Policy, and Sustainable Development Standards.
KPI A1.1	The types of emissions and respective emissions data.	2022 ESG Report, p.8,13 Appendix to the 2022 ESG Report, p.58-59 As the Stock Exchange does not provide emission factors for CNG and marine fuel, this disclosure is incomplete.
KPI A1.2	Direct (Scope 1) and energy indirect (Scope 2) GHG emissions (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	2022 ESG Report, p.8,13 Appendix to the 2022 ESG Report, p.58 The unit used (MT CO2e) is applied at a group level. Our figures for GHG emissions are verified by third-party experts.
KPI A1.3	Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	2022 ESG Report, p.9,14 Appendix to the 2022 ESG Report, p.60-61 Our figures for waste are verified by third-party experts.
KPI A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	
KPI A1.5	Description of emission target(s) set and steps taken to achieve them.	2022 ESG Report, p.13 Appendix to the 2022 ESG Report, p.57-58
KPIA1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	2022 ESG Report, p.14-16 Appendix to the 2022 ESG Report, p.58, 60-61 Waste management, including hazardous waste, is a core theme of Sands ECO360. We treat hazardous waste such as paint, paint oil, and chemicals in accordance with local regulation and divert it via Macao's Hazardous Waste Management Plant.

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 93

DISCLOSURE AND KPI	REQUIREMENT	LOCATION AND NOTES
A. ENVIRONMENTAL		
ASPECT A2: USE OF RESOURCES		
General Disclosure	Policies on the efficient use of resources, including energy, water and other raw materials.	2022 ESG Report, p.10–13,16,18 Appendix to the 2022 ESG Report, p.57, 62, 64 For more information, please refer to General disclosure for Aspect A1: Emissions.
KPI A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in '000s) and intensity (e.g. per unit of production volume, per facility).	2022 ESG Report, p.13 Appendix to the 2022 ESG Report, p.59 Our figures for energy consumption are verified by third-party experts.
KPI A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility).	2022 ESG Report, p.9,18 Appendix to the 2022 ESG Report, p.65 Our figures for water consumption are verified by third-party experts.
KPI A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them.	2022 ESG Report, p.13 Appendix to the 2022 ESG Report, p.57-59
KPI A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	2022 ESG Report, p.18 Appendix to the 2022 ESG Report, p.64-65 All water is supplied from municipal sources, and therefore we do not have any issues in sourcing water for our operations. For more information, please refer to GRI 303: Water and Effluents 2018.
KPI A2.5	Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	2022 ESG Report, p.9,16 Appendix to the 2022 ESG Report, p.62
ASPECT A3: THE ENVIRONMENT AND NATURAL RESOURCES		
General Disclosure	Policies on minimizing the issuer's significant impacts on the environment and natural resources.	2022 ESG Report, p.10-12, 17-19 Appendix to the 2022 ESG Report, p.57-58, 60, 62-64, 66 We are in the process of developing our biodiversity strategy. Our commitment to reducing the impact our operations have on the natural environment is also part of the LVS Global Environmental Responsibility Policy and Sustainable Procurement Policy's mission statement. As part of our efforts to deliver on this mission, minimizing our impact on biodiversity and natural ecosystems is important for us. In addition, our mission towards combating climate change and pollution will have an indirect impact on restoring biodiversity and ecology at large.
KPI A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	2022 ESG Report, p.10-13,16-19 Appendix to the 2022 ESG Report, p.57-58, 60, 62-64, 66
ASPECT A4: CLIMATE CHANGE		
General Disclosure	Policies on identification and mitigation of significant climate-related issues which have impacted, and those which may impact, the issuer.	2022 ESG Report, p.10-13,42-43 Appendix to the 2022 ESG Report, p.57-58, 60, 62-64, 66 For more information, please refer to TCFD Index (p.107-111).
KPI A4.1	Description of the significant climate-related issues which have impacted, and those which may impact, the issuer, and the actions taken to manage them.	
B. SOCIAL		
EMPLOYMENT AND LABOR PRACTICE		
ASPECT B1: EMPLOYMENT		
General Disclosure	Information on: a) the policies; and b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.	2022 ESG Report, p.20-22,26-27 Appendix to the 2022 ESG Report, p.69, 72 To demonstrate our commitment to equal opportunities, an Equal Employment Opportunities Statement is in place under the Sands China team member handbook, allowing all equal access to career opportunities (aside from those who are under 21 who are legally restricted from working on gaming floors, as regulated by the DICJ).
KPI B1.1	Total workforce by gender, employment type (for example, full-or part-time), age group and geographical region.	2022 ESG Report, p.9 Appendix to the 2022 ESG Report, p.70, 73
KPI B1.2	Employee turnover rate by gender, age group and geographical region.	Appendix to the 2022 ESG Report, p.70

94 SANDS CHINA ESG REPORT 2022

DISCLOSURE AND KPI	REQUIREMENT	LOCATION AND NOTES
B. SOCIAL		
EMPLOYMENT AND LABOR PRACTICE		
ASPECT B2:HEALTH AND SAFETY		
General Disclosure	Information on: a) the policies; and b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.	2022 ESG Report, p.20-22,28 Appendix to the 2022 ESG Report, p.74-75 For information on occupational health and safety, refer to GRI 403: Occupational Health and Safety 2018.
KPI B2.1	Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	Appendix to the 2022 ESG Report, p.75
KPI B2.2	Lost days due to work injury.	
KPI B2.3	Description of occupational health and safety measures adopted, how they are implemented and monitored.	2022 ESG Report, p.28 Appendix to the 2022 ESG Report, p.74-75
ASPECT B3:DEVELOPMENT AND TRAINING		
General Disclosure	Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities.	2022 ESG Report, p.20-25,29 Appendix to the 2022 ESG Report, p.69, 72, 74, 76, 78
KPI B3.1	The percentage of employees trained by gender and employee category. (e.g. senior management, middle management).	2022 ESG Report, p.8 Appendix to the 2022 ESG Report, p.71, 77, 79
KPI B3.2	The average training hours completed per employee by gender and employee category.	
ASPECT B4:LABOR STANDARDS		
General Disclosure	Information on: a) the policies; and b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labor.	2022 ESG Report, p.20-22,27,40-41,44-45 Appendix to the 2022 ESG Report, p.76-77 Sands China adheres to the Macao Labour law. No child or forced labor cases have ever been identified. Suppliers shall not employ any persons under the age of 16 under Macao Labour law or the applicable minimum legal age for employment, whichever is higher. For more information, please refer to the Supplier Code of Conduct.
KPI B4.1	Description of measures to review employment practices to avoid child and forced labor.	2022 ESG Report, p.27,44-45 Appendix to the 2022 ESG Report, p.76 All team members are required to have written contracts and to provide true identification ("ID") copies. Non-local team members are also required to get approval from the Macao government in which their ID and ages are checked. The Company does not hire team members of age less than 18 years. Minors of age under 21 years cannot work in casino areas. The following is also implemented to ensure we comply with legislation and regulatory requirements: • Dos & Don'ts session • Internal Audits • Annual Compliance training • Reviewing and addressing team members' complaints All team members' onboarding training and annual compliance training includes human trafficking modules. There is also targeted training for those who are involved in public facing roles and certain departments on how to spot and respond to suspected instances of human trafficking at our properties.
KPI B4.2	Description of steps taken to eliminate such practices when discovered.	2022 ESG Report, p.27,44-45

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 95

DISCLOSURE AND KPI	REQUIREMENT	LOCATION AND NOTES
B. SOCIAL		
OPERATING PRACTICES		
ASPECT B5:SUPPLY CHAIN MANAGEMENT		
General Disclosure	Policies on managing environmental and social risks of the supply chain.	2022 ESG Report, p.38-39,44-45 Appendix to the 2022 ESG Report, p.87
KPI B5.1	Number of suppliers by geographical region.	Appendix to the 2022 ESG Report, p.87-88
KPI B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	2022 ESG Report, p.44-45 Appendix to the 2022 ESG Report, p.87-88
KPI B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	
KPI B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	
ASPECT B6:PRODUCT RESPONSIBILITY		
General Disclosure	Information on: a) the policies; and b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress.	2022 ESG Report, p.38-41 Appendix to the 2022 ESG Report, p.78, 84-85 The Company has launched the Sands China's Incidents Platform, an incident reporting platform in 2020 to track on the number of complaints related to health and safety incidents of hotel customers received and the share of which were escalated for remediation. The Incidents Platform is managed by our Legal department, and is intended to record incidents occurred in our properties which require legal assistance. Upon receiving a complaint, the relevant departments communicate with the Legal department through the Incidents Platform by seeking legal assistance, reporting measures taken and preparing a draft reply wherever necessary.
KPI B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	Appendix to the 2022 ESG Report, p.86
KPI B6.2	Number of products and service related complaints received and how they are dealt with.	Appendix to the 2022 ESG Report, p.84 In 2022, there were 65 incidents reported to the Incidents Platform, which 66% of all incidents reported were closed within 2022. Legal department's assistance in handling replies to government authorities was required in 4 incidents, of which 3 were submitted to the Macao Government Tourism Office and 1 to the Macao Consumer Council.
KPI B6.3	Description of practices relating to observing and protecting intellectual property rights.	Not relevant for Sands China as a service-based business.
KPI B6.4	Description of quality assurance process and recall procedures.	The Company conducts online guest satisfaction survey on post stay hotel customers to ensure our guests are satisfied during their stay. Our Incidents Platform also tracks on the number of complaints related to health and safety incidents of hotel customers received and the share of which were escalated for remediation.
KPI B6.5	Description of consumer data protection and privacy policies, and how they are implemented and monitored.	2022 ESG Report, p.41 Appendix to the 2022 ESG Report, p.84

96 SANDS CHINA ESG REPORT 2022

DISCLOSURE AND KPI	REQUIREMENT	LOCATION AND NOTES
B. SOCIAL		
OPERATING PRACTICES		
ASPECT B7: ANTI-CORRUPTION		
General Disclosure	Information on: a) the policies; and b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.	2022 ESG Report, p.38-41 Appendix to the 2022 ESG Report, p.78, 85, 89 Transparency and anti-corruption are the ultimate responsibility of the Compliance department, with strong support from Sands China's Board of Directors and Audit Committee, with several policies and management controls in place to prevent corruption throughout operations. We prohibit any bribes or kickbacks whether to a government official or anyone else with whom we do business with. We refuse to pay "grease" or make "facilitation" payments to speed up government official in carrying out their duties and limit the gifts and entertainment we may accept from or give to other covered persons or entities with whom we do business. We also comply with our own Charitable Contributions and Sponsorship Policy, which requires management and Compliance department approvals. We are subject to the following laws and regulations governing corruption: Macau Penal Code, which criminalizes corruption, OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and the U.S. Foreign Corrupt Practices Act ("FCPA"). We are required to report all suspicious transactions as part of our Anti-Money Laundering ("AML") controls. This is enforced by local regulators, including DICJ, Monetary Authority of Macao and the Financial Intelligence Office ("GIF"). We are required to file Large Sum Transactions Reports with the DICJ while Suspicious Transactions Reports are filed with GIF. In addition to verifying a customer's identity through reliable, independent source documents, LVS authenticates identification documents and screens customers against various sanctions including the Politically Exposed Persons ("PEP") and other watch lists using an outside vendor. We conduct regular screenings of our customer database against the published lists by the U.S. Treasury Office of Foreign Assets Control to search for terrorists, drug traffickers and specially designated nationals. At several points during a customer's interaction, we also screen for PEP status. For identified PEPs, we research and document their sources of wealth, monitor their transactions and in some circumstances, restrict their transactions. Our Company policies require increased levels of management review and approval for PEP customers based on transaction value thresholds. We monitor our performance through several mechanisms, including our Audit Committee and our ethics hotline. Policies are reviewed at a minimum every two years while spot checks are conducted annually by the Audit Services Group. Details of Sands China's compliance with relevant laws and regulations are provided in the Business Review section and the Corporate Governance Report within our 2022 Annual Report. For more information, please refer to our Code of Business Conduct and Ethics, Supplier Code of Conduct and Anti-Corruption Policy.
KPI B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	Appendix to the 2022 ESG Report, p.86 In 2022, there were no confirmed cases regarding bribery, extortion, fraud, or money laundering.
KPI B7.2	Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored.	Reports of alleged misconduct come into the Company in a variety of ways, including the ethics hotline, direct emails, and through management reporting. Whistleblowers are protected from retaliation and all information obtained during investigations remains confidential (aside from details needed to take remedial action and/or when complying with applicable laws). Once a report is made, an appropriate investigator will conduct a prompt, fair, and thorough investigation. If it is determined that a violation has occurred, the Company will take action commensurate with the severity of the offense. This may include disciplinary action against the accused party, up to and including termination. Reasonable and necessary steps will also be taken to prevent any further violation of the policy at issue. For more information, please refer to our Reporting and Non-Retaliation Policy.
KPI B7.3	Description of anti-corruption training provided to directors and team members.	Appendix to the 2022 ESG Report, p.79, 86 Anti-corruption training is mandatory for all team members of all grades and refreshed on an annual basis. Training is delivered during onboarding and refresher training takes place during the year for existing team members.
COMMUNITY		
ASPECT B8: COMMUNITY INVESTMENT		
General Disclosure	Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	2022 ESG Report, p.30-37 Appendix to the 2022 ESG Report, p.80
KPI B8.1	Focus areas of contribution (e.g. education, environmental concerns, labor needs, health, culture, sport).	
KPI B8.2	Resources contributed (e.g. money or time) to the focus area.

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 97

GRI INDEX

The table below lists our reported GRI indicators and provides links to relevant information. Sands China has reported with reference to the GRI Standards for the period January 1–December 31, 2022.

General Disclosure

Disclosure	Description	Location and Notes
Organization Profile		
2-1	Organizational details	2022 ESG Report, p. 4, 48 2022 Annual Report, p. 217 More information about Sands China is available on the Company's website: https://www.sandschina.com
2-2	Entities included in the organization's sustainability reporting	Appendix to the 2022 ESG Report, p. 51
2-3	Reporting period, frequency and contact point	Appendix to the 2022 ESG Report, p. 51 We report annually at the end of March in alignment with financial reporting. For questions regarding the report, please contact: SCL.Sustainability@sands.com.mo
2-4	Restatements of information	Appendix to the 2022 ESG Report, p.58-59,65
2-5	External assurance	Appendix to the 2022 ESG Report, p. 51 The GHG emissions, energy consumption, water withdrawal, and waste generation data included in the report was assured by a third-party verifier. Assurance Statements are available online at https://www.sandschina.com/esg/download-reports.html
2-6	Activities, value chain and other business relationships	2022 ESG Report, p. 4-6, 44-45 Appendix to the 2022 ESG Report, p. 51 2022 Annual Report, p. 21-41 More information about Sands China is available on the Company's website: https://www.sandschina.com
2-7	Employees	Appendix to the 2022 ESG Report, p. 69 2022 Annual Report, p. 74 Only a small fraction of the organization's supporting work is performed by workers who are not employees, which include 2,048 suppliers and 15 temporary employees (interns) in 2022, and seasonal workforce changes are small.
2-8	Workers who are not employees	
2-9	Governance structure and composition	2022 ESG Report, p. 40 Appendix to the 2022 ESG Report, p. 83 2022 Annual Report, p. 78-128
2-10	Nomination and selection of the highest governance body	2022 ESG Report, p. 40 2022 Annual Report, p. 89-93
2-11	Chair of the highest governance body	2022 Annual Report, p. 76
2-12	Role of the highest governance body in overseeing the management of impacts	2022 ESG Report, p. 40-41 Please refer to our Terms of Reference of the Environmental, Social and Governance Committee and Board Statement on ESG Oversight for more information.
2-13	Delegation of responsibility for managing impacts	
2-14	Role of the highest governance body in sustainability reporting	
2-15	Conflicts of interest	Please refer to our Board of Directors Corporate Governance Guidelines for more information.
2-16	Communication of critical concerns	2022 ESG Report, p. 82-83
2-17	Collective knowledge of the highest governance body	Appendix to the 2022 ESG Report, p. 82 2022 Annual Report, p. 82-83
2-18	Evaluation of the performance of the highest governance body	2022 ESG Report, p. 40 2022 Annual Report, p. 82-83 Please refer to our Board of Directors Corporate Governance Guidelines for more information.

98 SANDS CHINA ESG REPORT 2022

Disclosure	Description	Location and Notes
2-19	Remuneration policies	2022 ESG Report, p. 41 2022 Annual Report, p. 87-88
2-20	Process to determine remuneration	
2-21	Annual total compensation ratio	The ratio of annual total compensation for the CEO to the median annual total compensation for all employees will not be disclosed due to confidentiality constraints.
2-22	Statement on sustainable development strategy	2022 ESG Report, p.3
2-23	Policy commitments	Appendix to the 2022 ESG Report, p. 76,82,84-85,87,89
2-24	Embedding policy commitments	
2-25	Processes to remediate negative impacts	Appendix to the 2022 ESG Report. Please see sections Evaluation and Adjustments of the Appendix.
2-26	Mechanisms for seeking advice and raising concerns	2022 ESG Report, p.27 Appendix to the 2022 ESG Report, p.85 Please refer to HKEX ESG Index Aspect B7 for more information on whistleblowing mechanism.
2-27	Compliance with laws and regulations	There were no confirmed significant cases of non-compliance with laws and regulations during the reporting period.
2-28	Membership associations	Memberships include: U.S. Green Building Council • ASHRAE Macau • Macau European Chamber of Commerce • Macau Responsible Gaming Association • Macau Gaming Management Association • Macau Management Association • Macao Chamber of Commerce • British Chamber of Commerce • American Chamber of Commerce in Macau • American Gaming Association • The Women's General Association of Macau • Macao Federation of Trade Unions • General Union of Neighborhood Associations of Macau • Macao International Brand Enterprise Commercial Association • Macao Convention & Exhibition Association • Macau Hotel Association • Portuguese Chinese Chamber of Commerce and Industry • Macao Association of Young Employees in the Gaming Industry • Low Carbon Green Hotel Development Alliance • Hong Kong Sustainable Seafood Coalition • Macao Association of Environment Protection Industry • Empathy Charity Association Macau • Association of Returned Overseas Chinese Macau
2-29	Approach to stakeholder engagement	Appendix to the 2022 ESG Report, p. 52-55
2-30	Collective bargaining agreements	There are no collective negotiation or collective bargaining agreements in Macao as there are no trade unions or workers' committees. Certain team members in Macao may be part of gaming associations that provide forums for discussion between the gaming concessionaires and their workforce. Such informal discussions do not reach the level of collective bargaining.

Material topics

3-1	Process to determine material topics	Appendix to the 2022 ESG Report, p. 53-55
3-2	List of material topics

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 99

Economic Performance

Disclosure	Description	Locations and Notes
GRI 3: Material Topics 2021		
3-3	Management of material topics	Appendix to the 2022 ESG Report, p. 53-55, 80
GRI 201：Economic Performance 2016		
201-1	Direct economic value generated and distributed	2022 ESG Report, p. 4-5 Appendix to the 2022 ESG Report, p. 80 2022 Annual Report, p. 133
201-2	Financial implications and other risks and opportunities due to climate change	Appendix to the 2022 ESG Report, p.107-111
201-3	Defined benefit plan obligations and other retirement plan	Appendix to the 2022 ESG Report, p. 75
201-4	Financial assistance received from government	In 2022, Sands China received government financial assistance totaled to US$7 million through tax relief and pandemic relief measures.

Indirect Economic Impacts

Disclosure	Description	Locations and Notes
GRI 3: Material Topics 2021		
3-3	Management of material topics	Appendix to the 2022 ESG Report, p. 53-55, 80
GRI 203: Indirect Economic Impacts 2016		
203-1	Infrastructure investments and services supported	2022 ESG Report, p. 27, 30-37 Appendix to the 2022 ESG Report, p. 80
203-2	Significant indirect economic impacts	2022 ESG Report, p. 5, 30-37 Appendix to the 2022 ESG Report, p. 80 Our region where we operate is not just place of business. It is the place we call home. We are committed to making our community a great place to live, work and visit. Not only are we a major economic contributor in our region by spurring tourism, jobs and tax revenue, but we also aim to help solve local issues, promote the assets and health of our region and improve our community' ability to respond to challenges. Our support is reflected through our corporate responsibility platform centered around People, Community and Planet.

Procurement Practices

Disclosure	Description	Locations and Notes
GRI 3: Material Topics 2021		
3-3	Management of material topics	Appendix to the 2022 ESG Report, p. 53-55, 87
GRI 204: Procurement 2016		
204-1	Proportion of spending on local suppliers	2022 ESG Report, p. 5, 9 Appendix to the 2022 ESG Report, p.88

100 SANDS CHINA ESG REPORT 2022 Anti-Corruption Disclosure Description Locations and Notes GRI 3: Material Topics 2021 3-3 Management of material topics Appendix to the 2022 ESG Report, p. 53-55, 85 GRI 205: Anti-Corruption 2016 205-1 Operations assessed for risks related to corruption 100% of operations is assessed for risks related to corruption. 205-2 Communication and training about anti-corruption policies and procedures Appendix to the 2022 ESG Report, p. 86 Our Code of Business Conduct and Ethics and Anti-Corruption Policy have been communicated to all Sands China Board of Directors, management and team members. All team members are required to receive training on the Code of Business Conduct and Ethics, and anti-corruption policies and procedures. All Board Members received anti-corruption training in 2022. The Company also communicates its anti-corruption policies and procedures to business partners, i.e., suppliers, agents and lobbyists, at the time of contracting and, depending on the type of business partner, annually thereafter. All new suppliers and partners are required to acknowledge our anti-corruption policies and procedures. 205-3 Confirmed incidents of corruption and actions taken Appendix to the 2022 ESG Report, p. 86 Anti-Competitive Behavior Disclosure Description Locations and Notes GRI 3: Material Topics 2021 3-3 Management of material topics Appendix to the 2022 ESG Report, p. 53-55, 85 GRI 206: Anti-Competitive Behavior 2016 206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices Appendix to the 2022 ESG Report, p. 86 Tax Disclosure Description Locations and Notes GRI 3: Material Topics 2021 3-3 Management of material topics Appendix to the 2022 ESG Report, p. 85 GRI 207: Tax 2019 207-1 Approach to tax Appendix to the 2022 ESG Report, p. 85 207-2 Tax governance, control, and risk management Appendix to the 2022 ESG Report, p. 85 207-3 Stakeholder engagement and management of concerns related to tax We must pay periodic and regular fees and taxes, and our gaming license is not transferable. We must periodically submit detailed financial and operating reports to the Macao gaming authorities and furnish any other information the Macao gaming authorities may require. 207-4 Country-by-country reporting Appendix to the 2022 ESG Report, p. 85 2022 Annual Report p. 133,138,150,167-168

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 101

Energy

Disclosure	Description	Locations and Notes
GRI 3: Material Topics 2021		
3-3	Management of material topics	Appendix to the 2022 ESG Report, p. 53-57
GRI 302：ENERGY 2016		
302-1	Energy consumption within the organization	Appendix to the 2022 ESG Report, p. 59
302-2	Energy consumption outside of the organization	Not Applicable. Outside energy consumption is not material to Sands China.
302-3	Energy intensity	Appendix to the 2022 ESG Report, p. 59 Denominator represents square feet of conditioned space. All applicable energy sources (i.e., fuel, electricity, solar thermal) are included, after conversion to GJ. Energy intensity ratio uses energy consumption within the organization.
302-4	Reduction of energy consumption	Appendix to the 2022 ESG Report, p. 59 Internal submeters and models were used to estimate reductions. All reductions occurred during calendar year 2022 and include all types of energy consumption.
302-5	Reductions in energy requirements of products and services	

Water and Effluents

Disclosure	Description	Locations and Notes
GRI 3: Material Topics 2021		
3-3	Management of material topics	Appendix to the 2022 ESG Report, p. 53-55, 64
GRI 303: Water and Effluents 2018		
303-1	Interactions with water as a shared resource	2022 ESG Report, p. 18 Appendix to the 2022 ESG Report, p. 64
303-2	Management of water discharge-related impacts	All discharge is sent to municipality.
303-3	Water withdrawal	Appendix to the 2022 ESG Report, p. 65
303-4	Water discharge	
303-5	Water consumption	

Biodiversity

Disclosure	Description	Locations and Notes
GRI 3: Material Topics 2021		
3-3	Management of material topics	Appendix to the 2022 ESG Report, p. 53-55, 66
GRI 304: Biodiversity 2016		
304-1	Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas	Appendix to the 2022 ESG Report, p. 66-67
304-2	Significant impacts of activities, products, and services on biodiversity	Appendix to the 2022 ESG Report, p. 66-67 Cotai Water Jet is a ferry service that operates between Hong Kong and Macao and within the habitat of the endangered Chinese white dolphin. Cotai Water Jet service between Hong Kong and Macao was suspended throughout 2022 due to the COVID-19 Pandemic.
304-3	Habitats protected or restored	Appendix to the 2022 ESG Report, p. 66-67 We support organizations that have a positive impact on habitats and biodiversity through the Drop by Drop Project. We also procure a small amount of nature-based carbon offsets. However, we have not directly restores any habitats.
304-4	IUCN Red List species and national conservation list species with habitats in areas affected by operations	See 304-2.

102 SANDS CHINA ESG REPORT 2022

Emissions

Disclosure	Description	Locations and Notes
GRI 3: Material Topics 2021		
3-3	Management of material topics	Appendix to the 2022 ESG Report, p. 53-57
GRI 305: Emissions 2016		
305-1	Direct (Scope 1) GHG emissions	Appendix to the 2022 ESG Report, p. 58
305-2	Energy indirect (Scope 2) GHG emissions	
305-3	Other indirect (Scope 3) GHG emissions	
305-4	GHG emission intensity	
305-5	Reduction of GHG emissions	
305-6	Emissions of ozone-depleting substances (ODS)	Refrigerants considered ODS represent less than 0.01% of our Scope 1 and 2 emissions footprint and have therefore not been calculated. Our operation does not involve emissions of ozone-depleting substances.
305-7	Nitrogen oxides (NOX), sulfur oxides (SOX), and other significant air emissions	Appendix to the 2022 ESG Report, p. 58

Waste

Disclosure	Description	Locations and Notes
GRI 3: Material Topics 2021		
3-3	Management of material topics	Appendix to the 2022 ESG Report, p. 53-55, 60
GRI 306: Waste 2020		
306-1	Waste generation and significant waste-related impacts	2022 ESG Report, p. 14-15
306-2	Management of significant waste-related impacts	2022 ESG Report, p. 14-15 Appendix to the 2022 ESG Report, p.60
306-3	Waste generated	Appendix to the 2022 ESG Report, p.60-61
306-4	Waste diverted from disposal	
306-5	Waste directed to disposal	

Supplier Environmental Assessment

Disclosure	Description	Locations and Notes
GRI 3: Material Topics 2021		
3-3	Management of material topics	Appendix to the 2022 ESG Report, p. 53-55, 63, 87
GRI 308 Supplier Environmental Assessment 2016		
308-1	New suppliers that were screened using environmental criteria	Appendix to the 2022 ESG Report, p. 87 100% of new suppliers were screened using environmental criteria.
308-2	Negative environmental impacts in the supply chain and actions taken	Appendix to the 2022 ESG Report, p. 88 49 critical suppliers (2%) were identified as more vulnerable to social or environmental risk out of 2,048 assessed in 2022.

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 103

Employment

Disclosure	Description	Locations and Notes
GRI 3: Material Topics 2021		
3-3	Management of material topics	Appendix to the 2022 ESG Report, p. 53-55, 69
GRI 401: Employment 2016		
401-1	New employee hires and turnover	Appendix to the 2022 ESG Report, p. 70
401-2	Benefits provided to full-time employees that are not provided to temporary or part-time employees	Appendix to the 2022 ESG Report, p. 75 Share ownership is not applicable, except for selected employees.
401-3	Parental leave	

Occupational Health and Safety

Disclosure	Description	Locations and Notes
GRI 3: Material Topics 2021		
3-3	Management of material topics	Appendix to the 2022 ESG Report, p. 53-55, 74
GRI 403: Occupational Health and Safety 2018		
403-1	Occupational health and safety management system	2022 ESG Report, p. 28 Appendix to the 2022 ESG Report, p.74-75
403-2	Hazard identification, risk assessment, and incident investigation	Appendix to the 2022 ESG Report, p.74-75
403-3	Occupational health services	Appendix to the 2022 ESG Report, p.74-75 Sands China provides: • 24/7 Employee Assistance Program: Including a free 24-hour confidential counseling service for all team members and their family members. • Counseling, accident prevention and risk control workshops. • Onsite team member clinic in each property for regular and emergency situations. • Annual body check for applicable team members.
403-4	Worker participation, consultation, and communication on occupational health and safety	Appendix to the 2022 ESG Report, p. 74
403-5	Worker training on occupational health and safety	Appendix to the 2022 ESG Report, p. 74 4,308 (incl. hotel partners)/4,044 (excl. hotel partners) team members have attended the hotel and catering safety card training, of which 4,190 (incl. hotel partners)/3,930 (excl. hotel partners) team members have obtained the cards, representing a 97% (avg.) passing rate. New team members automatically receive the training when coming on board. The training is specific to the nature of our work in the industry, covering common hazardous situation and risk mitigation.
403-6	Promotion of worker health	2022 ESG Report, p.28
403-7	Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	Appendix to the 2022 ESG Report, p. 74-75
403-8	Workers covered by an occupational health and safety management system	Appendix to the 2022 ESG Report, p. 75
403-9	Work-related injuries	
403-10	Work-related ill health

104 SANDS CHINA ESG REPORT 2022

Training and Education

Disclosure	Description	Locations and Notes
GRI 3: Material Topics 2021		
3-3	Management of material topics	Appendix to the 2022 ESG Report, p. 53-55, 69
GRI 404: Training and Education 2016		
404-1	Average hours of training per year per employee	Appendix to the 2022 ESG Report, p. 71
404-2	Programs for updating employee skills and transition assistance programs	2022 ESG Report, p.23-25 Appendix to the 2022 ESG Report, p. 71
404-3	Percentage of employees receiving regular performance and career development reviews	Appendix to the 2022 ESG Report, p. 71

Diversity and Equal Opportunity

Disclosure	Description	Locations and Notes
GRI 3: Material Topics 2021		
3-3	Management of material topics	Appendix to the 2022 ESG Report, p. 53-55, 72, 76
GRI 405: Diversity and Equal Opportunity 2016		
405-1	Diversity of governance bodies and employees	Appendix to the 2022 ESG Report, p. 73
405-2	Ratio of basic salary and remuneration of women to men	We ensure the equity in remuneration of our team member to support gender diversity. In 2022, the mean gender pay gap between male and female in Sands China is 8%, with a mean bonus gap of 36%.

Non-Discrimination

Disclosure	Description	Locations and Notes
GRI 3: Material Topics 2021		
3-3	Management of material topics	Appendix to the 2022 ESG Report, p. 53-55, 77
GRI 406: Non-Discrimination 2016		
406-1	Incidents of discrimination and corrective actions taken	We track and act on incidents of discrimination. Due to confidentiality constraints, status of incidents is not reported.

Freedom of Association and Collective Bargaining

Disclosure	Description	Locations and Notes
GRI 3: Material Topics 2021		
3-3	Management of material topics	Appendix to the 2022 ESG Report, p. 76, 87
GRI 407: Freedom of Association and Collective Bargaining 2016		
407-1	Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	Appendix to the 2022 ESG Report, p. 70 Please refer to 2-30 for more information.

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 105

Forced or Compulsory Labor

Disclosure	Description	Locations and Notes
GRI 3: Material Topics 2021		
3-3	Management of material topics	Appendix to the 2022 ESG Report, p. 53-55, 76, 87
GRI 409: Forced or Compulsory Labor 2016		
409-1	Operations and suppliers at significant risk for incidents of forced or compulsory labor	2022 ESG Report, p. 27 Appendix to the 2022 ESG Report, p. 88 A comprehensive supplier risk assessment is performed annually, and risk experts are engaged to ensure that new emerging risks are captured in the Supplier Risk Evaluation Framework. Please refer to HKEX ESG Index Aspect B4 for more information.

Security Practices

Disclosure	Description	Locations and Notes
GRI 3: Material Topics 2021		
3-3	Management of material topics	Appendix to the 2022 ESG Report, p. 53-55, 76, 78
GRI 410: Security Practices 2016		
410-1	Security personnel trained in human rights policies or procedures	97% (incl. hotel partners) / 98% (excl. hotel partners) of Sands China security personnel have received formal training in our Preventing Discrimination and Harassment Policy and Human Trafficking Prevention Policy.

Rights of Indigenous Peoples

Disclosure	Description	Locations and Notes
GRI 3: Material Topics 2021		
3-3	Management of material topics	Appendix to the 2022 ESG Report, p. 53-55, 76
GRI 411: Rights of Indigenous Peoples 2016		
411-1	Incidents of violations involving rights of indigenous peoples	Appendix to the 2022 ESG Report, p. 86

Local Communities

Disclosure	Description	Locations and Notes
GRI 3: Material Topics 2021		
3-3	Management of material topics	Appendix to the 2022 ESG Report, p. 53-55, 80
GRI 413: Local Communities 2016		
413-1	Operations with local community engagement, impact assessments, and development programs	Appendix to the 2022 ESG Report, p. 80 All our properties participate in local community engagement and development programs through Sands Cares. Our local community is represented in the stakeholder engagement process through participation by our nonprofit and other civic partners: see 2-29
413-2	Operations with significant actual and potential negative impacts on local community	2022 ESG Report, p. 14-16, 27, 29

106 SANDS CHINA ESG REPORT 2022 Supplier Social Assessment Disclosure Description Locations and Notes GRI 3: Material Topics 2021 3-3 Management of material topics Appendix to the 2022 ESG Report, p. 53-55, 87 GRI 414: Supplier Social Assessment 2016 414-1 New suppliers that were screened using social criteria Appendix to the 2022 ESG Report, p. 87 100% of new suppliers were screened using social criteria. 414-2 Negative social impacts in the supply chain and actions taken Appendix to the 2022 ESG Report, p. 88 49 critical suppliers (2%) were identified as more vulnerable to social or environmental risk out of 2,048 assessed in 2022. Policy Engagement Disclosure Description Locations and Notes GRI 3: Material Topics 2021 3-3 Management of material topics Appendix to the 2022 ESG Report, p. 53-55, 89 GRI 415: Public Policy 2016 415-1 Political contributions Appendix to the 2022 ESG Report, p. 89 Customer Health and Safety Disclosure Description Locations and Notes GRI 3: Material Topics 2021 3-3 Management of material topics Appendix to the 2022 ESG Report, p. 53-55, 78 GRI 416: Customer Health and Safety 2016 416-1 Assessment of the health and safety impacts of product and service categories 2022 ESG Report, p. 29, 78 All our properties maintain robust responsible gaming programs. 416-2 Incidents of non-compliance concerning the health and safety impacts of products and services Appendix to the 2022 ESG Report, p. 86 Marketing and Labeling Disclosure Description Locations and Notes GRI 3: Material Topics 2021 3-3 Management of material topics Appendix to the 2022 ESG Report, p. 53-55 GRI 417: Marketing and Labeling 2016 417-2 Incidents of non-compliance concerning product and service information and labeling Appendix to the 2022 ESG Report, p. 86 Customer Privacy Disclosure Description Locations and Notes GRI 3: Material Topics 2021 3-3 Management of material topics Appendix to the 2022 ESG Report, p. 53-55, 84 GRI 418: Customer Privacy 2016 418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data Appendix to the 2022 ESG Report, p. 84

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 107 TCFD INDEX Sands China conducted an initial internal climate risk assessment in 2021. The assessment concluded that the following risks are relevant, but not material to Sands China at that time. In 2022, we employed a third-party climate scenario modeling tool to validate prioritization of physical climate risks, in addition to other publicly available climate risk assessment tools. Additionally, we refined our carbon pricing risk based on International Energy Agency (IEA) Net Zero Emission by 2050 and its stated policy scenarios. Governance Board responsibilties Board of Directors The Board of Directors has overall responsibility for the Sands China’s ESG program and reporting. In this regard, the Board established an ESG Committee on April 16, 2021. ESG Committee Primary oversight of our ESG strategy has been delegated to the ESG Committee of the Board. The Committee reviews and assesses the Company’s ESG goals, policies, programs and reporting, and briefs the Board on topics as deemed necessary. Nomination Committee The Nomination Committee, assists the Board by making recommendations on the appointment or re-appointment of Directors and succession planning for Directors, and reviews the Company’s Nomination Policy and Board Diversity Policy. Audit Committee The Audit Committee, among other responsibilities, oversees financial risk exposure, information and data security risk, and general enterprise risk management, which covers ESG-related risks. Remuneration Committee The Remuneration Committee oversees and approves remuneration and incentive programs for members of senior management. We linked a portion of performance-related compensation for the senior management team to strategic ESG goals for the Company. Executive leadership ESG Executive Sponsor On behalf of the ESG Committee, the Committee members assist the President, Chief Operating Officer, General Counsel and Company Secretary and Senior Vice President of Resort Operations to review the Company’s ESG program. This is to ensure that management is fulfilling its duties in achieving the ESG targets; and identify priority or material ESG issues that might require the attention of the Board or its Committees and report these accordingly. Management level Enterprise Risk Management (ERM) The ERM Committee comprises senior leaders across the organization, including the Chief Financial Officer, Chief Committee Compliance Officer, General Counsel and Company Secretary, and Vice President of Audit. The Committee meets quarterly in advance of the Audit Committee meeting and Company’s interim results announcement and preliminary annual results announcement to discuss the ERM program. In these meetings, the Committee addresses ESG risks, such as fraud, that may represent material impact to the Company and our financial reporting. ESG Steering Committee ESG Steering Committee consists of members of management as appointed by the ESG Executive Sponsors, this includes representation from Procurement and Supply Chain, Hotel Operations, Gaming Operations, Legal, Human Resources, and Sustainability. They are responsible for assisting the ESG Executive Sponsors with overseeing the Company’s ESG program and its implementation; Communicate with the ESG Executive Sponsors on key ESG-related matters. Enhancements are proposed to the ESG program, including those required to fulfill any changes in regulatory requirements, ensuring that a culture of continuous monitoring and improvement is fostered and developed and that ESG management is appropriately integrated into the Company’s daily operations. Other key responsibilities of the Committee include: Review and approve the global ESG risk assessment, stakeholder engagement and materiality assessment to determine what material ESG issues should be addressed; Ensure sufficient resources are provided to departments/functions of the Company commit to achieving the ESG targets or objectives set; Participate in strategy planning and targets-setting for the ESG targets and ensure that the plan and goals represent the priorities of the Company; Present the plan and goals to the ESG Committee for approval and define an execution action plan; Review the performance of the Company in achieving targets or key initiatives; and Ensure ESG related risks are appropriately captured and reported to the ERM Committee.

108 SANDS CHINA ESG REPORT 2022

Strategy

During our climate change assessment, we considered the most commonly disclosed climate-related risks. While we believe the risks below are relevant to our organization, they may not be material at this time. This risk assessment is considered preliminary, as the Company continues to refine its qualitative and quantitative analysis while monitoring and managing these risks, regardless of materiality level.

Climate-Related Risks	Impact	Risk Identification	Mitigation Strategy
Physical Risks			
Increased severity of extreme weather events (tropical cyclones)	Reduced revenue from business disruption Increased costs from repairs Increased insurance premiums	Macao is located in the Northwest Pacific basin and, thus, in the tropical cyclone formation region. Sands China's Macao properties are in a tropical cyclone zone with a 100-year return period of 213–251 km/h max wind cyclone based on the Munich Re NATHAN Tropical Cyclone Index, but the severity is not expected to increase under any scenario in the medium or long term. However, we continue to study available research and trends on the increase in extreme weather severity.	Exposure to business disruption associated with extreme weather events is incorporated into the ERM tracking and management program. The Company has robust business continuity plans in place to address disasters. Additionally, the Company continues to identify and expand alternative sources of energy and water to improve resiliency. For example, we implemented an emergency filtration system to reuse lagoon water in case of potable water shortage in Macao. Water from the lagoon is treated with a disc filter, carbon filter, ultrafiltration and UV light, and then pumped to the raw water tank or back to the lagoon. We also have standby water trucks ready to deploy in case of water shortage. In addition, we seek to optimize insurance options to ensure adequate coverages can be maintained and perform annual assessments of potential loss levels against insurance costs to ensure maximum utility of premiums against risk exposure.
Precipitation	Reduced revenue from business reduction Increased costs from repairs Increased utility costs due to increased dehumidification needs Increased insurance premiums	According to the Munich Re NATHAN Precipitation Index, Macao is experiencing >7 days of 30+ mm precipitation annually.	In Macao, our storm water removal infrastructure is designed for a peak hourly precipitation rate of 160 mm. The Company actively invests in and implements energy-efficiency projects to reduce HVAC consumption and, thus, exposure to utility cost variability. We also continue to identify alternative sources of energy to reduce reliance on one utility, where possible. Additionally, our integrated resort model offers many different amenities and services within a campus-setting that contains one large building or buildings connected via climate-controlled walkways, thus reducing guest exposure to inclement weather.
Heat stress and rising mean temperatures	Increased utility costs due to increased cooling needs	Based on the Munich Re NATHAN Heat Stress Index, Macao is experiencing 80–180 days in heatwave annually. Additionally, we have been measuring temperature variability and its impact on utility usage for more than five years. The increase in costs due to weather has been immaterial (under 1% of annual utility costs). Based on our existing data, we do not expect the temperature increase to have material short-term impact.	The Company actively invests in and implements energy-efficiency projects to reduce consumption and, thus, exposure to utility cost variability. We also continue to identify alternative sources of energy to reduce reliance on one utility where possible. Due to energy conservation projects, the existing air conditioning infrastructure at our properties has at least 15% spare air conditioning capacity available, as needed, for increased temperature and humidity in the future.
Sea level rise, coastal and river flooding	Increased repair costs due to flooding	The IPCC projects a global mean sea level rise of 0.24–0.32 meters by 2050. According to the IPCC, most region are experiencing sea level rise of 3–4 mm per year (2.4–3.2 cm by 2030). Sands China properties are in an area threatened by an extreme flood in a 100-year return period (WTW), and frequency is expected to increase by >15% beyond 2030 compared to 1985–present (WWF Risk Filter).	Our properties in Macao are designed and constructed above the tideline in a manner that significantly reduces flood risk, and/or there is local infrastructure in place to manage long-term flood risk. Entrances to underground areas of our integrated resorts are designed with entrance berms 200 mm higher than the predicted 100-year flood levels to reduce risk of flooding into the basement areas.
Water stress	Increased utility costs due to increased demand on water supply Reduced revenue due to water supply curtailment	All properties in Macao are located in areas that are currently considered low-water-stress region. The WWF Water Risk Filter does not indicate a water-stress increase in Macao in the medium term or long term.	Similar to energy-efficiency projects, we also implement water-efficiency and reuse projects to reduce our water consumption and reliance on scarce freshwater. In Macao, we are studying opportunities for rainwater collection. The Parisian Macao is also built to use nonpotable water for toilet flushing once available from the local utility. Finally, we support the Drop by Drop Project, a water initiative designed to provide funding for innovative regional water stewardship and resiliency projects in our region.

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 109

Transition Risks	Impact	Risk Identification	Mitigation Strategy
Policy and Legal			
Carbon tax schemes and climate regulations	Increased utility and compliance costs due to carbon tax and other regulations	Currently, we are not directly subject to carbon tax schemes at our location. The impact of the current carbon tax tariff on Sands has been negligible. The current forecast for 2030 indicates an $8–11 million impact if 100% of the tariff is passed on to Sands, impacting electricity, chilled water and hot water consumption, and if no other mitigation measures take place. We also conducted additional simplified preliminary scenario analyses utilizing International Energy Agency (IEA) Global Energy and Climate Model (NZE and STEPS scenarios). While the intent is to align these analyses with the lifespan of our assets, the IEA carbon pricing forecasts are only available through 2050. We plan to further refine our scenarios based on technological development.	To mitigate exposure, the Company established stringent efficiency goals in line with the Science Based Targets initiative and continually invests in projects intended to reduce energy consumption.
Market			
Changes in consumer preferences	Reduced revenue from shifts in consumer travel and stay preferences due to climate change	Consumer preferences are relevant to our Company. However, we do not believe we are currently experiencing changes in consumer preferences due to climate change. In the hospitality, tourism and gaming sector, consumer preferences tend to be driven primarily by service offerings, customer service and destination desirability. We do not currently have sufficient information to forecast the medium- or long-term impact of changes in customer preferences.	We continue to expand our services to address shifting consumer preferences based on consumer feedback, stakeholder engagement, and market trends and research. For example, we launched the Smart Stage virtual meeting offering at The Londoner Macao. Our green meetings program offers solutions for clients that value sustainability. Many food and beverage outlets in both locations offer sustainable menu options for eco-conscious customers.
Reputational risk	Reduced revenue due to missed business opportunities	Reputational risk is relevant to our Company. We believe that our low-carbon strategy and Sands ECO360 program reduce our reputational risk as it relates to climate change.	We developed a comprehensive corporate responsibility platform that covers three pillars – People, Community and Planet – supported by our governance practices. We value transparency and share our progress through our annual ESG Report and various other ESG frameworks.
Technology			
Inability to meet our ESG commitments	Increased costs of renewable energy to meet our ESG commitments	Lack of renewable energy availability or the high cost of renewable energy credits may impact our ability to meet our emissions- reduction target in the future. While the impact on our 2025 ESG commitments is likely insignificant, we are currently assessing renewable energy supply for the 2030 timeframe.	We have created detailed roadmaps to meet our environmental targets and continue to pursue multiple solutions simultaneously. Our sustainability team is responsible for implementing ESG-related projects and initiatives in our region.

Climate-Related Opportunities	Impact	Opportunity Type	Management Approach
Resource Efficiency			
Building operations efficiency	Reduced operating costs	While relevant to meeting our ESG commitments, the operating cost reduction associated with efficiency projects is not material. Regardless, we plan to continue implementing efficiency projects in the long term.	We continually seek energy- and water-efficient alternatives and initiatives to implement throughout our resort portfolio. We created a low-carbon transition roadmap that outlines our approach to reducing energy consumption. We established stringent efficiency goals in line with the Science Based Targets initiative that further support our focus on operational efficiency.
Alternative energy and water sources	Reduced operating costs	While relevant to meeting our ESG commitments, the operating cost reduction associated with alternative energy and water sources is not material. Regardless, we plan to continue implementing alternative energy and water sources in the long term.	In line with efforts to address efficiency in building operations, we continue to research, test and implement alternative sources for energy and water. We believe that piloting innovative technologies will allow us to scale solutions when future needs arise.
Service Offerings			
Sustainable options	Better competitive position Customer retention Potential revenue opportunity	While relevant for customer satisfaction and overall reputation of the Sands China ESG program, the potential revenue opportunity associated with sustainable options is negligible in the short term.	We continue to extend sustainable options primarily to our MICE and food and beverage customers. We explore and offer sustainable menu options such as plant-based alternatives, local food, sustainable seafood, and organic or other certified items. Our green meetings program for MICE clients has been in place for nearly a decade, and we make ongoing enhancements to meet demand and expectations.

110 SANDS CHINA ESG REPORT 2022 Tools and Models Utilized Indicators Assessed WTW Climate Diagnostic1 Drought Fire Heat stress Precipitation River flood (defended) River flood (undefended) Tropical cyclone WRI Aqueduct Water Risk Atlas Water stress WWF Water Risk Filter Water scarcity IPCC Global mean sea-level rise Formation of paths of tropical cyclones National Oceanic and Atmospheric Tropical cyclone formation region Administration IEA Global Energy and Climate Model Carbon pricing Scenarios Assessed Time Horizons Physical Risks Pessimistic (representative concentration Current, 2030, 2050 pathway, RCP, 8.5) Business-as-usual (RCP 4.5) Current, 2030, 2050 Optimistic (RCP 2.6) Current, 2030, 2050 Transition Risk: Carbon Tax IEA STEPS 2030, 2050 IEA NZE 2030, 2050 Scope Covered Own operations Included Upstream and downstream activities Currently only included in the IEA NZE scenario Additional reference CDP Climate Change and Water Response C2.2-2.4 LVS 2022 Form 10-K p.25 Risk Management Enterprise Risk Management Assessment Management Through a comprehensive system of reporting, controls and mitigation procedures, our ERM program allows us to manage the potential for loss as well as reduced opportunities for gains, which may adversely affect achievement of our Company’s objectives. Our ERM program facilitates identification of priorities through risk assessments conducted in collaboration with operational risk owners throughout the Company. Risks escalated through the ERM process, including ESG-related risks, have formal mitigation plans that are reviewed and approved, with periodic updates provided on the progress of their implementation. Business units are then responsible for developing risk mitigation plans. Risks with potential material impact are outlined in our annual report, which can be found at https://investor.sandschina.com/. Non-material risks that are not included in the ERM process are managed and monitored by respective business units. Environmental Risk Assessment Management Sands China conducts an environmental risk assessment, including climate-related risk evaluation, through processes aligned with best practices from the Committee of Sponsoring Organizations (COSO) Enterprise Risk Management and TCFD frameworks. The Sands ECO360 team executes risk assessments every one to three years and often more frequently, depending on emerging developments or changes in our business. Identified risks are either included in the ERM process or managed by the Sands ECO360 team, depending on their impact. The environmental risk assessment process uses multiple methods to identify risks, including background research, ongoing risk monitoring and stakeholder engagement. We use publicly available tools, research-based GHG concentration trajectories and internal analysis to complete the assessment. Results of environmental and social assessments are integrated into the Company’s ESG materiality assessment for further management of low-level risks. This process provides a foundation for developing strategies within the People, Community and Planet pillars of our corporate responsibility platform. Each strategy is supported by a topical brief, action plan, ESG benchmarking and other mitigation tools, as needed. Where appropriate, we also have developed specific goals to address priority issues. Potential risks are categorized as transition risks or acute and chronic physical risks. Transition risks include policy and legal changes, new technologies, updated market requirements, emerging reputation considerations and value chain issues. Acute and chronic physical risks include conditions such as extreme weather events or long-term drought. We then assess environmental risks on five-point scales for likelihood and impact. 1 Not all climate-related risk assessments are available for all scenarios or time horizons.

INTRODUCTION OUR STRATEGY OUR PERFORMANCE ENVIRONMENT SOCIAL GOVERNANCE CLOSING APPENDIX 111

Climate Risk

Assessment	Management
Climate-related risks such as sea level rise, severe weather, temperature fluctuations and flooding are projected on short-, medium- and long-term time horizons (2022, 2030 and 2050). We aligned climate risk assessment with the following scenarios: RCP 2.6, RCP 4.5 and RCP 8.5. We utilize publicly available tools and models (i.e., WWF Risk Filter, WRI Aqueduct, IPCC reports, IEA NZE and STEPS scenarios data and Climate Central) in conjunction with a third-party proprietary model and internal calculations and measurements. The scope of the climate risk assessment covers Sands China's operation with the exception of one carbon-pricing scenario that includes upstream and downstream activities. We have calculated the impact of certain climate-related risks, such as carbon pricing and increases in utility costs due to long-term increases in temperature. The strategic and financial impact of other climate-related risks is still being assessed.	Climate-risk mitigation measures include acquisition of insurance policies to address severe weather events and development of business continuity plans. Business continuity and disaster-recovery plans are updated periodically with the most recent revision currently in progress. In addition, energy- and water-efficiency projects, along with our approved science-based emissions-reduction goal and renewable energy strategy, help lower utility consumption and offset costs related to potential increases in temperature.

Metrics and Targets

Climate-Related Targets	2025	Notes
Reduction in emissions from a 2018 baseline	17.5%	We have aligned with a science-based target methodology approved by the SBTi.
Increase in operational diversion rate to	20%	Waste generation and diversion impacts the Company's Scope 3 emissions.
Prevention, rescue or diversion of food waste (campus-wide)	12%	Waste generation and diversion impacts the Company's Scope 3 emissions.
Sands-China branded water bottles are reusable or made from sustainable materials	100%	This target indirectly impacts climate change through Scope 3 emissions.
Reduction in potable water use per square foot	3%	This target indirectly addresses potential water stress associated with climate change.

Climate-Related Metrics and Tools	Reference	Risks and Opportunities
Scope 1, 2 and 3 emissions	ESG Report p. 58	Heat stress Carbon tax schemes and climate regulations Inability to meet our ESG commitments
Energy (consumption, intensity and renewable energy)	ESG Report p. 59	Heat stress Carbon tax schemes and climate regulations Inability to meet our ESG commitments
Efficiency projects	ESG Report p. 59	Building operations efficiency
Operational diversion rate	ESG Report p. 60	Carbon tax schemes and climate regulations Reputational risk
Food waste prevention, rescue and diversion	ESG Report p. 60	Carbon tax schemes and climate regulations Reputational risk
Sustainable branded water bottle use	ESG Report p. 62	Reputational risk
Water (consumption, intensity, withdrawal, discharge and reclaimed)	ESG Report p. 65	Water stress
Energy costs (electricity, chilled water, hot water, natural gas, liquefied petroleum gas and renewable energy)	Internal	Heat stress Carbon tax schemes and climate regulations Inability to meet our ESG commitments Building operations efficiency Alternative energy and water sources
Cooling degree hours	Internal	Heat stress
Efficiency savings	ESG Report p. 59	Building operations efficiency Alternative energy and water sources
WRI Aqueduct Water Risk Atlas	Publicly available	Sea level rise and coastal flooding Water stress
WWF Water Risk Filter	Publicly available	Sea level rise and coastal flooding
WTW Climate Diagnostic Tool	Internal	Physical risks
Insurance costs	Internal	Increased severity of extreme weather events and humidity
Stakeholder engagement	Internal	Changes in consumer preferences Reputational risk Sustainable options
Legal and regulatory registry	Internal	Carbon tax schemes and climate regulations
ESG frameworks (DJSI, CDP)	Publicly available	Reputational risk

Sands China Ltd. SCL.sustainability@sands.com.mo sandschina.com On the cover: The Venetian Macao